UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ---------

                                   Form 20-F
                                   ---------

(X) REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

        For the Fiscal Year Ended December 31, 1998


                         IMMUNE NETWORK RESEARCH LTD.
------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                            British Columbia, Canada
------------------------------------------------------------------------------
                         (Jurisdiction of amalgamation)

     3650 Wesbrook Mall, Vancouver, British Columbia, Canada V6S 2L2
------------------------------------------------------------------------------
                     (Address of principal executive office)

Commission File Number:
                        -------------
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares, Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the Registrant's classes of capital or common stock as of September 30, 1999: 27,939,465 Common Shares Without Par Value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Not Applicable

Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17   X  Item 18
         ---      ---

Page i

                             TABLE OF CONTENTS
                             -----------------

                                                                        Page No.
                                                                        --------

CURRENCY EXCHANGE RATES                                                      -4-

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS                            -4-

GLOSSARY                                                                     -6-

ITEM 1.     DESCRIPTION OF BUSINESS                                          -7-
  Formation of the Company                                                   -7-
  Business of the Company                                                    -7-
  Projects                                                                  -10-
    Summary of Research & Development Programs                              -10-
    Biotech Projects                                                        -10-
      AIDS Project (1F7)                                                    -10-
      Alzheimers Disease Project (AD2)                                      -12-
      Asthma Project ( BP1)                                                 -12-
    Internet Joint Ventures                                                 -13-
      Edutainment Software Development                                      -13-
      Internet Health & Fitness Service                                     -13-
  Material Agreements                                                       -14-
    Sidney Kimmel Cancer Center                                             -14-
    ImmPheron, Inc.                                                         -14-
    University of British Columbia                                          -14-
    Bridge Pharma, Inc.                                                     -15-
    Skye Boat, Ltd.                                                         -15-
    Inexsis Inc.                                                            -16-
  Markets                                                                   -16-
    AIDS Project (1F7)                                                      -16-
    Alzheimer's Disease Project (AD2)                                       -17-
    Asthma Project (BP1)                                                    -17-
    Edutainment Software Development                                        -18-
    Internet Health & Fitness Service                                       -18-
    Business Strategy                                                       -18-
  Research and Development Expenses                                         -19-
  Patents                                                                   -19-
    1F7 Antibody                                                            -19-
    Alzheimer Disease                                                       -19-
    Asthma                                                                  -19-
  Government Regulation                                                     -20-
    United States Regulation                                                -20-
    Canadian Regulation                                                     -21-
    Additional Regulatory Considerations                                    -22-
    Regulation in Other Jurisdictions                                       -22-
  Risk Factors                                                              -22-

Page ii

ITEM 2.     DESCRIPTION OF PROPERTY                                         -28-

ITEM 3.     LEGAL PROCEEDINGS                                               -28-

ITEM 4.     CONTROL OF COMPANY                                              -28-

ITEM 5.     NATURE OF TRADING MARKET                                        -29-

ITEM 6.     EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
            SECURITY HOLDERS                                                -30-

ITEM 7.     TAXATION                                                        -31-

ITEM 8.     SELECTED FINANCIAL DATA                                         -32-

ITEM 9.     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
            & RESULTS OF OPERATIONS                                         -35-

  General                                                                   -35-
  Liquidity & Capital Resources                                             -35-
    Six Month Period Ended June 30, 1999                                    -35-
    Year Ended December 31, 1998                                            -36-
    Year Ended December 31, 1997                                            -36-
    Year Ended December 31, 1996                                            -36-
  Results of Operations                                                     -36-
    Six Month Period Ended June 30, 1999                                    -36-
    Year Ended December 31,1998                                             -36-
    Year Ended December 31, 1997                                            -37-
    Year Ended December 31, 1996                                            -37-

ITEM 9A.     MARKET RISK                                                    -37-

ITEM 10.     DIRECTORS AND OFFICERS OF THE COMPANY                          -37-

ITEM 11.     COMPENSATION OF DIRECTORS AND OFFICERS                         -38-

ITEM 12.     OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY                -38-
  Incentive Stock Options                                                   -38-
  Share Purchase Warrants                                                   -39-

ITEM 13.     INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS                 -40-

ITEM 14.     DESCRIPTION OF SECURITIES TO BE REGISTERED                     -40-
  Shares                                                                    -40-
  Escrow Shares                                                             -40-

ITEM 15.     DEFAULTS UNDER SENIOR SECURITIES                               -41-

ITEM 16.     CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
             REGISTERED SECURITIES                                          -41-

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ITEM 17.     FINANCIAL STATEMENTS                                           -41-

ITEM 18.     FINANCIAL STATEMENTS                                           -42-

ITEM 19.     FINANCIAL STATEMENTS & EXHIBITS                                -42-
  Financial Statements                                                      -42-
  Exhibits                                                                  -42-
    Corporate Documentation                                                 -42-
    Instruments Defining the Rights of Holders of Securities Being
     Registered                                                             -42-
     Material Contracts                                                     -43-

SIGNATURES

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                             CURRENCY EXCHANGE RATES
                             -----------------------

The Company's accounts are maintained in Canadian dollars. In this Registration Statement all currency references are expressed in Canadian dollars unless otherwise indicated. As of September 30, 1999, the exchange rate for conversion to U.S. dollars was Cdn$1.00 = US$0.6815. The following table sets forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past five calendar years.

U.S. Dollars per One Canadian Dollar

-------------------------------------------------------------------------------
                           1999(1)     1998     1997     1996     1995     1994
-------------------------------------------------------------------------------
High                      $0.6915   $0.6311  $0.7422  $0.7513  $0.7533  $0.7632
-------------------------------------------------------------------------------
Low                        0.6462    0.7105   0.6999   0.7235   0.7009   0.7103
-------------------------------------------------------------------------------
Average for Period         0.6702    0.6714   0.7198   0.7329   0.7285   0.7301
-------------------------------------------------------------------------------
End of Period              0.6835    0.6504   0.6999   0.7301   0.7331   0.7128
-------------------------------------------------------------------------------

      (1)     Covers the period from January 1 through June 30, 1999.

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.


             SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
             -------------------------------------------------

Certain statements in this Registration Statement constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, but are not limited to: the Company's early stage of development; the fact that the Company's technology is in the research stage and therefore its potential benefits for human therapy are unproven; the possibility that favorable relationships with collaborators cannot be established or, if established will be abandoned by the collaborators before completion of product development; the possibility that the Company or its collaborators will not successfully develop any products; the possibility that advances by competitors will cause the Company's proposed products not to be viable; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if commenced and completed, will not establish the safety or the efficacy of the Company's products; risks relating to requirements for approvals by government agencies such as the FDA before products can be marketed and the possibility that such approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair the Company's ability to market the product successfully; the risk that the Company's patents could be invalidated or narrowed in scope by judicial actions or that the Company's technology could infringe the patent or other intellectual property rights of third parties; the possibility that the Company will not be able to raise adequate capital to fund its operations through the process of developing and testing a successful product or that future financing will be completed on unfavourable terms; the possibility that any products successfully developed by the Company will not achieve market acceptance; and other risks and uncertainties which may not be described herein. Further information concerning these and other risks and uncertainties is included under "Item 1 - Description of

Business - Risk Factors". These risks and uncertainties should be considered when evaluating forward looking statements, and undue reliance should not be placed upon forward looking statements.


The information in this Registration Statement is as at September 30, 1999 unless otherwise stated.

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                                      GLOSSARY
                                      --------

The following are abbreviations and definitions of terms commonly used in the biotechnology industry and this Registration Statement.

AIDS                    Acquired Immunodeficiency Syndrome.

Amalgamation            means the amalgamation of Bobby Cadillac's Food
                        Corporation and Immune Network Research Ltd. effective
                        April 24, 1996, whereby the Company was formed.

BCFC means Bobby Cadillac's Food Corporation, as it existed prior to the Amalgamation.

clonotypic effect       a persistent tendency of the humoral immune response
                        to have a narrow range of targets.

Company                 means Immune Network Research Ltd., formed upon the
                        Amalgamation.

Immune Network          means Immune Network Research Ltd., as it existed prior
                        to the Amalgamation.

Financial Statements    the financial statements listed in Item 19(a) herein.

Fiscal 2000             the fiscal year of the Company ended December 31, 2000.

Fiscal 1999             the fiscal year of the Company ended December 31, 1999.

Fiscal 1998             the fiscal year of the Company ended December 31, 1998.

Fiscal 1997             the fiscal year of the Company ended December 31, 1997.

Fiscal 1996             the fiscal year of the Company ended December 31, 1996.

Fiscal 1995             the fiscal year of the Company ended December 31, 1995.

Fiscal 1994             the fiscal year of the Company ended December 31, 1994.

HIV                     human immunodeficiency virus.

monoclonal antibodies   antibodies which are produced by a single clone and
                        are homogenous.

Share a common share without par value in the capital stock of the Company.

ITEM 1.     DESCRIPTION OF BUSINESS

A.          Formation of the Company
            ------------------------

The Company was formed by the amalgamation, under the Company Act (British Columbia), of Immune Network and BCFC on April 24, 1996.

The Amalgamation was completed pursuant to an agreement (the "Amalgamation Agreement") between Immune Network and BCFC following receipt of (i) required securityholders approval, (ii) an order from the Supreme Court of British Columbia approving the Amalgamation under section 237 of the Company Act (British Columbia), and (iii) acceptance from the Vancouver Stock Exchange to the filing of documentation relating to the Amalgamation. The Amalgamation became effective upon the issuance of a certificate of amalgamation by the Registrar of Companies for the Province of British Columbia on April 24, 1996.

The principal features of the Amalgamation are summarized as follows:

- The property, assets and liabilities of each of Immune Network and BCFC became the property, assets and liabilities of the Company.

- The Company issued a total of 11,927,962 Shares to the shareholders of Immune Network and BCFC, as follows:

  (a) the issued and outstanding common shares of Immune Network were exchanged for 7,664,653 Shares on the basis of 1.33 Shares for each one Immune Network common share held; and

  (b) the issued and outstanding common shares of BCFC were exchanged for 4,263,309 Shares on the basis of two Shares for each three BCFC common shares held.

- 5,566,667 Shares were issued to the principals of the Company subject to escrow restrictions (see "Item 14 - Description of Securities to be Registered-Escrow Shares").

- The holders of options to acquire shares of BCFC were deemed to be holders of options to acquire that number of Shares (333,333 at the time of the Amalgamation) resulting from the application of a 3:2 share exchange ratio to the number of common shares of BCFC that such holder could previously acquire.


B.          Business of the Company
            -----------------------

The Company is a biotechnology company focused on the development of important new drugs to treat major diseases, predominantly involving the body's immune system. Using both its internal expertise and external network, the Company carefully selects technology, rapidly completes critical steps in the development of the technology, and then licenses or spins off the technology. By focusing on this accelerated development and divestiture model the Company strives to provide its shareholders with a rapid return on investment, reduced risk, and a wider portfolio of technology holdings. The present focus of the Company is on the following three biotech projects:

          AIDS project (1F7)
          Alzheimers Disease project (AD2)
          Asthma project (BP1)

See "Item 1 - Description of Business - Projects - Biotech Projects".

The Company is also participating as founding shareholder and scientific advisor in two internet joint ventures:

          Internet Health Edutainment
          Health and Fitness Internet Site

See "Item 1 - Description of Business - Projects - Internet Joint Ventures".

During the five years preceding the date of this Registration Statement, the general development of the Company and its predecessor, Immune Network, has been as follows:

- The Company was formed on April 24, 1996, the effective date of the Amalgamation.

- In December 1997, as amended in December 1998, the Company entered into a research joint venture agreement with Immpheron, Inc. regarding the AIDS project (see "Item 1 - Description of Business - Material Agreements - Immpheron").

- On December 15, 1998, the Company was issued a U.S. patent for its "Anti-idiotypic antibody" and its use in diagnosis and therapy in HIV-related diseases (see "Item 1 - Description of Business - Patents").

- In July 1999, the Company entered into an agreement with the University of British Columbia (the "UBC Option Agreement") whereby the Company was granted an option to license certain technology for the treatment of Alzheimer's disease (see "Item 1 - Description of Business - Material Agreements - University of British Columbia").

- In August 1999, the Company entered into a joint venture arrangement with Bridge Pharma, Inc. for the development of a new asthma therapeutic (see "Item 1 - Description of Business - Material Agreements - Bridge Pharma, Inc.").

- In August 1999, the Company entered into an internet joint venture with Inexsis Inc. to develop an online service focusing on personal health and fitness (see "Item 1 - Description of Business - Material Agreements - Inexsis Inc.").

- In September 1999, the Company entered into a joint venture arrangement with Skye Boat, Ltd. to create standalone and online edutainment software (see "Item 1 - Description of Business - Material Agreements - Skye Boat, Ltd.").

- In October 1999, the Company exercised its option to license technology for the treatment of Alzheimer's disease from the University of British Columbia (see "Item 1 - Description of Business - Material Agreements - University of British Columbia").

The Company expects to complete a research milestone in its current fiscal year by completing the application for an investigational new drug (IND), in either Canada or the United States, to evaluate the use of at least one of its drugs in development: an antibody (IQ199) as an immune-based therapeutic for AIDS and/or a disease modifying therapeutic (IQ200) for Alzheimer's disease. During Fiscal 2000, the Company expects to initiate a Phase I/II clinical trial of IQ199 and Phase II trial of IQ200. The Company also expects a research milestone to be reached during the current fiscal year in its asthma drug project by completing in vitro and in vivo testing of a series of compounds (IQ210 and analogs). During the first half of Fiscal 2000, the Company will commence preclinical toxicity testing of a compound for asthma treatment. See "Item 1 - Business of the Company - Projects - Biotech Projects - AIDS Project (1F7)" and "Item 1 - Business of the Company - Government Regulation".

The Company's plan of operation for the remainder of its current fiscal year and for the first six months of its next fiscal year is dependent upon its ability to raise additional funds. The Company has completed two private placements during the current fiscal year raising $942,977, the stated use of proceeds of which is as follows:

        $ 250,000   -     research activities - pharmacology testing
                          and preparation for clinical trials
        $ 100,000   -     test material production - synthesis of compounds
                          and compositions required for further testing and
                          product development
        $ 150,000   -     preclinical development - toxicity testing and
                          preparation of data
        $ 100,000   -     clinical regulatory expenses - consultation with
                          regulatory experts and preparation of regulatory
                          filings
        $ 142,977   -     general working capital
        $ 200,000   -     general and administrative expenses

The Company plans to collaborate with development partners on its AIDS and Alzheimer's disease projects, reducing the requirement for capital. Notwithstanding this, the Company anticipates a requirement for further equity financing of more than $1 million before the end of the first quarter of Fiscal 2000. The Company intends to raise this capital through one or more private placements.

The Company has no regular cash flow and is dependent on generating income primarily by raising funds by the issuance of shares in order to finance research and development activities and meet general and administrative expenses in the medium term. In the long term, the Company intends to derive its income from licensing arrangements and divestitures of intellectual property. There can be no assurance that the Company will be successful in raising the required financing or in carrying out intellectual property transactions that produce income. Reference should be made to "Item 1 - Business of the Company - Risk Factors" for disclosure of the distinctive or special characteristics of the Company's operations or industry which may have a material impact upon its future financial performance.

At September 30, 1999, the Company had 8 full-time employees and 5 part-time employees, 80% of whom are involved in research and development.

The Company does not anticipate any material acquisition or any material increase in the number of employees in the foreseeable future.

The Company has met all commitments to date and is not in arrears of its financial obligations.

See also "Item 8 - Selected Financial Data".

C.     Projects
       --------
Summary of Research & Development Programs

The following table summarizes the Company's current research and development programs:

--------------------------------------------------------------------------------------------------
Project              Product Candidate       Development Status           Research & Development
                                                                            Partner
--------------------------------------------------------------------------------------------------
AIDS - 1F7 antibody     Compound IQ199         Pre-clinical / Pre-IND(1)    ImmPheron, Inc.
--------------------------------------------------------------------------------------------------
Alzheimer's Disease -   Compound IQ200         Assessment for Phase II
 AD2 project                                   clinical research(2)                   ---
--------------------------------------------------------------------------------------------------
Alzheimer's Disease -   Compound IQ201         Pre-clinical                           ---
 AD2 project
--------------------------------------------------------------------------------------------------
Asthma - BP1 project    Compound IQ210         Pre-clinical                 Bridge Pharma, Inc.
--------------------------------------------------------------------------------------------------
Edutainment Software    Web site and software  Proof of Concept             Skye Boat, Ltd.
--------------------------------------------------------------------------------------------------
Internet Health and     Web site and software  Proof of Concept             Inexsis Inc.
 Fitness
--------------------------------------------------------------------------------------------------

(1) Pre-clinical includes pharmacological and efficacy testing in animals, toxicology testing and formulation work. After completion of such actions, the product, with the approval of a governing body, can enter human trials (Phases I, II and III). See "Item 1 - Description of Business - Government Regulation".

(2) A Phase II clinical trial is a pivotal trial designed to test a drug's effectiveness in a relevant patient group. The Company has contracted with experts to assess the data available to date and to determine an optimal clinical testing and commercialization strategy.

The Company presently focuses the majority of its scientific research on its biotech projects (see "Projects - Biotech Projects" and "Research and Development Expenses" below).

Biotech Projects

AIDS Project (1F7)
------------------

The goal of the Company's 1F7 project is to develop an AIDS therapy (IQ199, a type of monoclonal antibody or "mAb") that addresses two major problems facing current drugs: (1) the existence of various strains of HIV with different sensitivity to existing therapies; and (2) the ability of HIV to mutate which allows the virus to become resistant to existing drug therapy.

AIDS occurs because the HIV virus destroys the immune system of infected individuals. After initial infection, lymphatic B-cells begin producing antibodies specific to the infecting viral strain. Antibodies are proteins secreted by cells in the blood that help the body fight infections and diseases by searching out and selectively binding to their targets to guard the immune system against infectious microorganisms. Monoclonal antibodies ("mAb's") are an important part of developing therapies that work. The term monoclonal refers to the fact that the cells which secrete the antibodies are derived from clones, or identical copies, of a single cell. Monoclonal antibodies are screened in the laboratory and selected by their sensitivity and specificity to particular target receptors so that they can be utilized to diagnose and/or treat specific diseases.

Viral replication is initially suppressed by the immune system; however, a high viral mutation rate produces new forms of the virus. The immune system does not produce antibodies specific to the new variants, but continues to produce antibodies against the original strain - this is called the "clonotypic effect". The antibodies produced against the original viral strain are ineffective against the new variants. Unchecked by the body's immune system, the new viral strains proliferate, leading to the destruction or functional impairment of cells of the immune system and inhibition of the body's ability to fight infections and certain cancers.

Current therapy for HIV infection is often ineffective in the long term since these agents usually target only specific strains of HIV. When the virus mutates the drugs are no longer effective. Many drug companies attempt to overcome this problem by developing therapeutics that recognize more than one strain of HIV. However, with continuous viral mutation, the long-term effectiveness of these therapies is limited. Previously, combinations of several anti-HIV drugs were shown to be effective in patients with AIDS symptoms. Recently, however, as a result of the appearance of new drug resistant HIV strains, trials using combination drug approaches have been unsuccessful at reducing AIDS symptoms. In addition, serious drug side effects and high medication costs make patient compliance difficult to maintain. Therefore, current therapies may not provide a long-term solution to AIDS, making alternative approaches in AIDS therapy increasingly desirable.

The Company's 1F7 monoclonal antibody, which is a novel approach for treating HIV infection, is aimed at resetting the body's immune system to continue to fight the AIDS virus even as the virus mutates. 1F7 was discovered in 1993 by Drs. Sybille Muller, Keinz Kohler, Michael Grant and Haito Wang. It is a patented (see "Item 1 - Description of Business - Patents") murine (mouse) immunoglobulin (IgM) monoclonal antibody that is raised against, and is anti-idiotypic to, human anti-HIV antibodies. 1F7 is not directed against any one strain of HIV, but instead may stimulate the immune system by suppressing the B-cells that are producing antibodies against the initial HIV strain. 1F7 also appears to stimulate these cells to produce antibodies against the mutant virus strains (Muller et al, Stimulation of HIV-1-neutralizing antibodies in simian HIV-IIIB-infected macaques (The Proceedings of the National Academy of Sciences USA, 95:1, 276-281).

An experiment was carried out to test the efficacy of 1F7 in suppressing dominant antibody responses in HIV-infected macaque monkeys. Significant increases in the number of neutralization antibodies for more than one virus strains (HIV-1 IIIB and MN) were detected in the blood of the 1F7-inoculated macques. Moreover, in all three injected macaques, antibody binding to disparate viral strains (MN, CM and SF2), not bearing the idiotope corresponding to 1F7, increased following 1F7 inoculation.

In HIV patients the CD8+ "cytotoxic" T-cells destroy CD4+ "helper" T-cells that have become infected with the virus. It is thought that a key factor in the pathology of AIDS is the observation that cytotoxic T-cells also kill healthy uninfected helper T-cells. Early in vitro experiments conducted by Dr. Michael Grant have demonstrated that 1F7 selectively inhibited the destruction of uninfected CD4+ cells by cytotoxic T-cells from HIV-infected individuals (Dr. Michael Grant, unpublished data).

In summary, the experiments conducted by Dr. Muller and colleagues and Dr. Grant suggest that the monoclonal antibody 1F7, has several important effects on both humoral (antibody-mediated) and cellular immunity mechanisms that make it an ideal candidate for an HIV therapy. In addition, failures of other drug therapies opens the market for new and novel AIDS therapeutics such as 1F7.

The Company is currently preparing an IND application for filing with the FDA upon completion of preclinical studies (see "Item 1 - Description of Business - Government Regulation"). Once the IND becomes effective, the Company can then begin the first of three phases of clinical trials. Preliminary discussions are being held with various research organizations and the FDA regarding the requirements and conditions for a clinical trial.

Alzheimers Disease Project (AD2)
--------------------------------

The short term goal of the Company's Alzheimer's disease project (AD2) is to demonstrate that an existing drug, already in use for another condition, is effective in slowing the progression of Alzheimer's disease. The Company is presently developing a clinical, regulatory and commercial strategy for the project. Clinical trials for IQ200, the first generation compound in this project, will be designed to confirm the ability of the compound to slow the progression of dementia in confirmed Alzheimer's disease patients. The Company is also conducting research on IQ201 and subsequent candidates as possible second generation agents for prevention of onset and/or slowing progression of Alzheimer's disease.

Alzheimer's disease is a condition characterized by death of brain cells and severe degradation of mental health. Primarily affecting the elderly, Alzheimer's disease currently afflicts over 35 million people worldwide (The World Health Report 1999. World Health Organization) and is the eighth leading cause of death in people aged 65 and older in the United States (National Center for Health Statistics, U.S. Department of Health and Human Services 1996). Presently, there are only two drugs approved for the treatment of this disease - both treat the symptoms of the disease by temporarily improving brain function but they do not arrest or slow the progression of the disease.

In 1992, researchers at the University of British Columbia initiated a retrospective study on the prevalence of dementia among elderly Japanese patients receiving the lead compound of the AD2 project, for another condition. They found that the occurrence of dementia was 37% lower in patients chronically treated with the AD2 compound as compared to patients not receiving it. These results suggest that continuous therapy with the Company's drug candidate IQ200 may lower the incidence of dementia.

The Company entered into an option agreement with the University of British Columbia (the "UBC Option Agreement") for an exclusive worldwide license on a patent that covers the use of the certain compounds in the Company's AD2 project for the treatment of dementia (see "Item 1 - Description of Business - Material Agreements - UBC Option Agreement" and "Patents"). Subsequently the Company exercised its option and is currently finalizing the terms of the superceding license agreement.

Asthma Project ( BP1)
---------------------

The goal of the Company's asthma project is to synthesize and test several new compounds, starting with compound IQ210, that have disease-modifying actions in asthma. In a joint venture with the Company, Bridge Pharma, Inc. (see "Item 1 - Description of Business - Material Agreements - Bridge Pharma, Inc."), intends to screen these compounds in laboratory models of asthma, select a clinical candidate and initiate clinical testing of this candidate. Initial data from Bridge Pharma indicates that these novel non-steroidal disease-modifying therapeutics have a better activity profile with fewer side effects than other drugs of their class.

Asthma is a disorder characterized by chronic inflammation, and hyper-sensitivity of the air passages in the lung. People who suffer from asthma experience "attacks" during which their air passages contract causing difficulty in breathing. Temporary relief from the symptoms of asthma is currently achieved through use of bronchodilators that re-open the air passages. Recently, a better understanding of the underlying pathophysiology of asthma has led to the conclusion that long-term management of asthma should be achieved with safe, disease-modifying drugs, and to acutely maintain normal lung function with the use of bronchodilator drugs only as needed. Various bronchodilator drugs are currently available, however, there is still a need for effective, well-tolerated, non-steroidal, disease-modifying drugs.

The etiology of asthma involves the release of a large number of mediators from mast cells and other pro-inflammatory cells. Inhibiting a single mediator is not always effective. Inhibition of multiple mediators is more likely to produce a broad-based anti-inflammatory effect. The only known method to meet such a goal is to induce stabilization of mast cells and other pro-inflammatory cells, thereby inhibiting their release of inflammatory mediators. The research of the Bridge Pharma joint venture involves exploration of targeted mast cell stabilizers which are effective but do not possess the side-effects associated with the steroids and other drugs that are currently available.

Internet Joint Ventures

Edutainment Software Development
--------------------------------

The Company is participating in the development of educational and entertaining computer software with the assistance of computer software developers Skye Boat, Ltd. ("Skye Boat") (see "Item 1 - Description of Business - Material Agreements
- Skye Boat, Ltd."). The concept of the game is that players will captain a tiny miniaturized submarine deep in the body of an ailing or injured human, and attempt to save the life of their host through direct treatment and intervention. Participants learn skills and knowledge of science to overcome various real-world medical situations involving threats or "opponents" such as disease, viral infection, injury and other afflictions.

The Company will assist in this project by providing scientific and biological expertise to Skye Boat. This joint venture allows the Company to maximize the use of its scientific resources with a potential for rapid revenue. In addition, the Company intends to expand its internet presence with an online version of the game and receive the benefits of the online and networking expertise of Skye Boat's personnel.

Internet Health & Fitness Service
---------------------------------

The Company is participating in an internet joint venture with Inexsis Inc. (see "Item 1 - Description of Business - Material Agreements - Inexsis Inc.") to develop an online health service ("MMB"). MMB is intended to be an internet - based consumer health network consisting of an interactive web site focusing on personal health, fitness and nutrition, and affiliated relationships with health content, service and product providers. Its primary objective will be to empower consumers with the information and resources they need to achieve their fitness and health objectives. The primary focus of MMB will be on fitness conscious consumers in the 18 - 55 age group (students, generation X'ers and baby boomers) who need to track and understand the impact of their diet and physical activities on their relative and absolute health and fitness and/or get help, advice and coaching from experts and their peer community.

The Company expects that this joint venture will allow the Company to expand its internet presence and extend commercial use of its scientific network. In addition, the Company expects to gain technical advantage with respect to the internet and information management technology required to carry out its core business.

D.     Material Agreements
       -------------------

Sidney Kimmel Cancer Center

By an arms length exclusive licensing agreement dated April 23, 1993 (the "1F7 License Agreement") entered into between the Company and the San Diego Regional Cancer Center (now known as the Sidney Kimmel Cancer Center) (the "Cancer Center"), the Company licensed from the Cancer Center the technology characterized as "Antibody 1F7" (see "Patents" below). Under the terms of the 1F7 License Agreement, the Company is required to pay to the Cancer Center a royalty equal to 2% of net sales of therapeutic licensed products and 5% of net sales of diagnostic licensed products resulting from Antibody 1F7 technology.
In accordance with the Immpheron Agreement (see below), this royalty cost will be a cost to the joint venture in the event that Immpheron becomes entitled to a 50% interest in the Antibody 1F7 technology.

The Company has paid a license fee of US$10,000 to the Cancer Center.

ImmPheron, Inc.

By an arms length agreement dated December 15, 1997, as amended December 15,1998 (the "Immpheron Agreement"), the Company formed a strategic partnership with Immpheron, Inc. ("Immpheron") to continue research and development of monoclonal Antibody 1F7 and the intellectual property related to its use as a therapeutic for the prevention and treatment of HIV infection. See "Item 1 - Description of Business - Biotech Projects - AIDS Project (1F7)". The Company granted Immpheron the right to acquire a 50% interest in the Antibody 1F7 technology licensed from the Cancer Center by doing the following:

(a) funding the preclinical trial substantially as set forth in the Immpheron Agreement; and

(b) completing a formal report and manuscript on the research, in a format suitable for publication in a scientific journal, by March 31, 1999.

Immpheron has not yet earned its 50% interest.

University of British Columbia

By an arms length agreement dated July 9, 1999 (the "UBC Option Agreement") entered into with the University of British Columbia ("UBC"), the Company was granted an exclusive option for the world-wide license to use and sublicense of certain technology for the treatment of Alzheimer's disease, and manufacture, distribute and sell products based on such technology. The option provides the Company with a six month term to evaluate the technology. In consideration of the grant of the option, the Company paid to UBC the sum of $5,000. See "Item 1
- Description of Business - Biotech Projects - Alzheimers Disease Project
(AD2)".

The Company has exercised the option under the UBC Option Agreement. A license agreement will be negotiated by the Company and UBC containing the following material terms:

(a) an initial, non-refundable, license fee will be payable upon execution of the license agreement, which is intended to partially reimburse UBC for its costs of developing, protecting and licensing the technology;

(b) payments will be made to UBC upon reaching certain milestones, including the initiation of phase III clinical trials, filing of an NDA with the FDA, and upon receipt of FDA approval for marketing;

(c) a royalty will be paid to UBC based upon the total gross revenue derived from the sale of products using the technology;

(d) an annual, non-refundable, license maintenance fee of $1,000 will be paid in advance to UBC;

(e) UBC will own and manage the patent portfolio, including all patents for improvements. The Company will pay all future patent, prosecution and maintenance costs and will reimburse all cost incurred to date by UBC and in return have the right to designate which technologies should be patented and shall become a licensee of all resulting patents on the same terms and provided in the license agreement;

(f) although UBC does not generally assign its technology, provision will be made for such assignment upon the achievement of certain milestones; and

(g) the license agreement will terminate with respect to any patent and royalties applicable thereto, on the expiration or invalidity of the patent, and with respect to the know-how and all other rights, on the later to occur of expiration or invalidity of the last patent, if any, licensed under the license agreement or ten years.

Bridge Pharma, Inc.

By an arms length agreement dated August 12, 1999 (the "Bridge Pharma Agreement") with Bridge Pharma, Inc. ("BPI"), the Company has entered into a joint venture arrangement, on a 50-50 basis, with BPI for the development of a new asthma therapeutic. In order to retain its 50% interest, the Company is required to provide up to US$2 million in funding to the project over a period of two years. Any additional costs above the first US$2 million will be shared equally between the parties. The goal of the collaboration between the Company and BPI is to finish the work necessary to complete clinical trials either as a continuance of the joint venture or in alliance with a strategic partner. See "Item 1 - Description of Business - Biotech Projects - Asthma Project (BP1)".

Skye Boat, Ltd.

By an arms length memorandum of agreement dated August 23, 1999 (the "Skye Boat Agreement") the Company has agreed to participate in a joint venture with Skye Boat, Ltd. ("Skye Boat") to create standalone and online edutainment software focusing on medicine and anatomy. Under the terms of the Sky Boat Agreement, the Company will provide the joint venture with technical, scientific and medical expertise and will contribute US$7,500 to the expenses of the joint venture. The Company and Skye Boat will each hold

50% of the founders equity in the joint venture through completion of its design phase. Following the design phase, it is expected that the joint venture will seek external financing thus diluting the interest of the parties.

See "Item 1 - Description of Business - Internet Joint Ventures - Edutainment Software Development".

Inexsis Inc.

By an arms length memorandum of agreement dated August 17, 1999 (the "Inexsis Agreement") the Company has agreed to participate in an internet joint venture with Inexsis Inc. ("Inexsis") and a group (the "Management Team") represented by Ping Quin, to develop an online service with a focus on personal health and fitness. The mission of the joint venture is to create a premier internet destination to provide users with the most relevant personalized information, tools and support needed to achieve fitness and wellness objectives. Under the terms of the Inexsis Agreement, subject to regulatory approval, the Company will provide the joint venture with technical, scientific and medical expertise and will contribute to start-up expenses of the joint venture. The Company and Inexsis will each hold 15%, for a total of 30%, of the founding shares in the joint venture with the balance reserved for the Management Team, the members of which are to be assembled.

See "Item 1 - Description of Business - Internet Joint Ventures - Internet Health & Fitness Service".

E.     Markets
       -------

The statistical information provided throughout this section has been sourced from the Company's market research reports, from public offering disclosure published by competitors believed by the Company to be accurate, from published data, and from the Company's experience in the industry.

AIDS Project (1F7)

AIDS was first recognized in 1981 and has since become a major epidemic, affecting more than 30 million people worldwide (The World Health Report 1999. World Health Organization). AIDS is caused by the HIV, and is generally transmitted through the transfer of bodily fluids.

The current U.S. market for HIV drugs is estimated to be in excess of US$3 billion (IMS Health, 1998). The Company feels that its 1F7 antibody, drug candidate IQ199, could represent a significant new treatment for HIV which would compete for a significant portion of this market.

The monoclonal antibody IQ199 will compete primarily with other treatments that improve the qualify of life for HIV-infected individuals. Current treatment includes two classes of agents known as antiviral and immune stimulating agents. There are several problems with the current therapeutics such as: viral resistance, serious health complications, and high treatment cost. The mechanism of action of IQ199 is different from current HIV drugs and may represent a more efficient approach, associated with a wider therapeutic window. By blocking the inherent immune response (clonal dominance), IQ199 should allow the immune system to regain its ability to respond to the endogenous virus.
This unique mechanism of action gives IQ199 a potential competitive advantage over other drug therapies. Since multiple HIV drugs are often used in combination chemotherapy regimens, it is unlikely that IQ199 will compete with individual AIDS therapeutics. It is more likely that IQ199 may become part of such combination regimens.

Alzheimer's Disease Project (AD2)

Competition currently exists among companies and research groups attempting to develop new drugs to combat Alzheimer's disease. There are numerous drugs in various stages of clinical trials. These trial drugs fall into one of five categories: cholinominetics, antioxidants, estrogen replacement, anti-inflammatory and other. The FDA, however, has approved only two drugs. (See "Item 1 - Government Regulation") Both drugs are acetylcholinesterase inhibitors, and their overall benefit to Alzheimer's patients is minimal. The first such drug approved, tacrine, had side effects that prevented it from being accepted in the market. The most recently approved agent, donepezil, produces only mild increases in alertness. Despite this, most physicians treating Alzheimer's disease patients are expected to prescribe donepezil because there are so few alternatives (Med Sci Bull. 1997; 20).

NSAIDS (non-steroidal anti-inflammatory drugs) have shown some promise for use in Alzheimer's treatment, but the potential for serious gastrointestinal side effects complicate their therapeutic use. The new anti-inflammatory "COX-2 inhibitors" are in clinical testing for Alzheimer's disease, but none have yet been approved for the indication.

The Company's AD2 drug candidates have a unique combination of actions with a manageable and well-established toxicology profile. The Company's AD2 project represents a novel approach to pharmacological therapy of Alzheimer's disease. The Company's review of patent literature indicates that the Company's approach to drug treatment appears to be unique.

Despite their limited effectiveness and serious side-effects, the few drugs that are approved for use in Alzheimer's disease have U.S. sales that exceed US$400 million annually (Reuters news). The Company anticipates an effective and safe therapy for Alzheimer's disease to have a market in the U.S. in excess of US$1 billion.

Asthma Project (BP1)

Asthma morbidity and mortality are increasing worldwide. More than 15 million Americans, including 5 million children, suffer from asthma. Among adults in the U.S. 1 in 20 is asthmatic and among children the prevalence is higher - about 1 in 10 (J. Allergy Clin. Immunol. 1997, 100:771). Asthma related mortality in the U.S. and Canada has increased by more than 25% during the last 20 years and the direct annual cost is estimated at over $7 billion annually in the U.S. alone (Global Initiative for Asthma, NIH, 1995).

Anti-asthmatic drugs for clinical use fall into two categories: (1) those which primarily provide symptomatic relief (bronchodilators); and (2) those which provide a long-term disease-modifying action. There is now a sound medical rational for the use of disease modifying agents as first-line drugs in the management of chronic asthma. Current asthma therapy is inadequate and management believes that the future market for disease-modifying drugs, such as IQ210 under development by Bridge Pharma and the Company, will be as large as the current market for symptomatic broncholdilating drugs.

In the asthma therapeutic market, the Company's proposed asthma treatment will compete primarily with other disease-modifying asthma therapies. Current treatment includes inhaled steroids, antiallergenic agents such as sodium cromoglycate (inhalant) and ketotifen fumarate (systemic). The anti-asthmatic agent under research by the Company and its partner (see "Item 1 - Description of Business - Material Agreements - Bridge Pharma, Inc.") has demonstrated in pre-clinical studies a better activity profile with fewer side effects than other drugs of its class. It is expected that this agent could become an important treatment for asthma.

Edutainment Software Development

Consumer interest in computer games dates back to 1976 when the Atari game machines first reached the market. The industry has changed since that time due to the rapid development of computer technology. Currently, there are several different genres within the games industry including "edutainment" games. "Edutainment" is the use of games to educate while playing and having fun. The game and entertainment segment of the software market represents 41.6% of the total consumer software market, and in 1998 the worldwide consumer software market grew 10.9% to US$5 billion (Consumer Software: 1999 Worldwide Markets and Trends; Mary Wardley; Report #W19246 - July 1999).

There are several different edutainment game companies in the market, two examples being: (1) Theatrix Interactive, which publishes educational software; and (2) Smart Games, which creates strategy and perception games. The project being developed with Skye Boat (see "Item 1 - Description of Business - Internet Joint Ventures - Edutainment Software Development") is unique in that it has a medical context and will take players inside the human body. The participant will be restoring the health of an injured person by traveling within the patient's body and combating ailments and injuries.

Internet Health & Fitness Service

Unlike health information providers such as drkoop.com and fitnessonline.com, diet.com, or weight loss product vendors such as diet.com and JennyCraig.com, MMB (see "Item 1 - Description of Business - Internet Joint Ventures - Internet Health & Fitness Services") is intended to be a fitness management network centered on the users' own physiological and nutrition data.

Business Strategy

In Fiscal 1999, the Company has adopted a new business strategy in order to achieve its goals. The Company's objective is to realize a rapid return on investment ("ROI") through participation in "special situations" in biotech.

Special situations in biotech are stalled projects that have an underlying foundation of strong science, protectable intellectual property, and a clearly identified market niche. The Company's goal is to capitalize on special situations through a strategy of acquisition of rights or other interest in the project, value addition, and rapid divestiture through licenses, alliances, capital appreciation, or spin-offs. The Company differentiates itself from other biotech companies by focusing on the potential for rapid ROI rather than focusing on a particular scientific or therapeutic specialization.

F.     Research and Development Expenses
       ---------------------------------

The Company currently focuses the majority of its research activities on its biotech projects. During Fiscal 1998, 1997 and 1996, the Company spent $31,055, $77,548 and $348,734, respectively, on research and development of its biotech projects.

G.     Patents
       -------

Intellectual property protection is achieved through use of patents and other administrative mechanisms. All patents granted or filed have either been assigned to the Company or licensed for use by the Company.

1F7 Antibody

Title:     Anti-Idiotypic Antibody and its use in Diagnosis and Therapy in
HIV-Related Disease
United States Patent Number:     5,849,583
Date Granted:     December 15, 1998

The Company has licensed this patent from the Sidney Kimmel Cancer Center (see "Item 1 - Description of Business - Material Agreements - Sidney Kimmel Cancer Center").

Alzheimer Disease

Title:     Dapsone and Promin for the treatment of dementia
United States Patent Number:     5,532,219
Date Granted:     July 2, 1996

The Company has exercised an exclusive option to license this technology and currently negotiating the terms of a license agreement with UBC (see "Item 1 - Description of Business - Material Agreements - University of British Columbia").

Asthma

A new application was filed by Bridge Pharma, Inc. and is part of the intellectual property covered by the joint venture with the Company (see "Item 1
- Description of Business - Material Agreements - Bridge Pharma, Inc.").

In addition to its patents, the Company also relies upon trade secrets, know-how and the continuing technological innovations to develop its competitive position. It is the Company's policy to require its directors, employees, consultants, members of its scientific advisory board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting or collaborative relationships with the Company. These agreements provide that all confidential information developed or made known during the course of the relationship with the Company is to be kept confidential except in specific circumstances. In the case of employees and consultants, the agreements provide that all inventions resulting from work performed for the Company utilizing property of the Company or relating to the Company's business and conceived or completed by the individual during employment are the exclusive property of the Company to the extent permitted by law.

H.     Government Regulation
       ---------------------

The research and development, manufacture and market of biotechnology products are subject to regulation by the Food and Drug Administration (the "FDA") in the United States, by the Health Protection Branch (the "HPB") of the Department of Health and Welfare Canada in Canada, and by comparable regulatory authorities in other countries. These national agencies and other federal, state, provincial and local entities regulate the testing, manufacture, safety and promotion of the Company's products.

United States Regulation

The Company is required by the FDA to comply with the following procedures prior to marketing its products:

        - preclinical laboratory and animal toxicology tests;
        - submission of an investigational new drug application ("IND"), which must become effective before human clinical trials commence;
        - adequate and well-controlled human clinical trials to establish the safety and efficiacy of the drug for its intended application;
        - the submission of a new drug application ("NDA") to the FDA; and
        - FDA approval of a NDA prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of manufacturing facilities.

Preclinical laboratory and animal toxicology tests must be performed to assess the safety and potential efficiacy of the product. The results of these preclinical tests are then submitted to the FDA as part of an IND requesting authorization to initial human clinical trials. Clinical trials may be initiated only upon approval of the IND by the FDA.

Clinical trials involve the administration of the biotechnology product to individuals under the supervision of qualified medical investigators. Clinical studies are conducted in accordance with protocols that detail the objectives of a study, the parameters to be used to monitor safety and the efficiacy criteria to be evaluated. Each protocol is submitted to the FDA prior to the commencement of each clinical trial. Clinical studies are typically conducted in three sequential stages, which may overlap:

Phase I: Initial introduction of the compound into human subjects to test for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacodynamics.

Phase II:  Studies in a limited patient population to:
          - determine the efficacy of the product for specific, targeted indications;
          - determine optimal dosage; and
          - identify possible adverse effects and safety risks.

In the event Phase II evaluations demonstrate that the drug is effective and has an acceptable safety profile, Phase III of the clinical trial will proceed.

Phase III: Clinical trials are undertaken to further evaluate clinical efficacy of the product and to further test for its safety within an expanded patient population at geographically dispersed clinical study sites.

The Company or the FDA may suspend clinical trials at any time if either believes the clinical subjects are being exposed to unacceptable health risks. The results of the product development, analytical laboratory studies and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing and commercialization of the controlled release product.

If the approval being sought is for a new therapeutic area on a previously clinically tested drug the approval process will require a new full clinical trial regime, from preclinical to Phase III. However, if the approval being sought is for a new indication within a therapeutic area on a drug that has been through one or more stages of clinical trials, then it is possible, if the indication is close enough to that of the original submission, that any clinical data available on this drug might be used to avoid repetition of these trials.

The FDA may deny approval of an NDA if applicable regulatory criteria are not satisfied or may require additional testing. Product approvals may be withdrawn if compliance within regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the biotechnology product that has been commercialized. Noncompliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures, injunction actions and criminal prosecutions.

Canadian Regulation

The regulations concerning the sale of biotechnology drugs in Canada are substantially similar to those of the United States described above.

The Company must submit an IND to the HPB prior to conducting clinical trials of a new drug in Canada. This application includes information about the methods of manufacture of the drug and controls, and preclinical laboratory and animal toxicology tests on the safety and potential efficacy of the drug. If the HPB does not notify the Company within 60 days of receiving the application that the application is unsatisfactory, the Company may proceed with clinical trials of the drug. The phases of clinical trials are the same as those described under "United States Regulation" above.

The Company must submit a new drug submission ("NDS") to the HPB and receive a notice of compliance from the HPB before selling a new drug in Canada. The NDS includes information describing the new drug, including its proper name, the proposed name under which the new drug will be sold, a quantitative list of ingredients of the new drug, the methods of manufacturing, processing and packaging of the new drug, the controls applicable to these operations, the tests conducted to establish the safety of the new drug, the results of clinical trials and the effectiveness of the new drug when used as intended. If the HPB determines that the NDS meets the requirements of Canada's Food and Drugs Act and Regulations, the HPB will issue a notice of compliance for the new drug.

The HPB may deny approval of an NDS if applicable regulatory criteria are not satisfied, or the HPB may require additional testing of a product. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The HPB may require further testing and surveillance programs to monitor the biotechnology product which has been commercialized. Noncompliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures and criminal prosecutions.

Additional Regulatory Considerations

In addition to the regulatory approval process, biotechnology companies are subject to regulations under provincial, state and federal law, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control. Also, biotechnology companies may be subject to other present and future local, provincial, state, federal and foreign regulations, including possible future regulations of the biotechnology industry.

Certain provincial regulatory authorities in Canada have the ability to determine whether the cost of a drug sold within its province will be reimbursed by a provincial government health plan by listing drugs on formularies. These provincial formularies may affect the prices and/or volume of drugs sold within such provinces.

Proposals have recently been made that, if implemented, would significantly change Canada's drug approval system. Basically, the recommendations emphasize the need for efficiency in Canadian drug review. Proposals include the establishment of a separate agency for drug regulation with a revised approval
system based on those found in European Community countries.   However, there is
no assurance that such changes will be implemented or will expedite the approval of controlled release products.

The Canadian government has regulations which prohibit the issuance of a notice of compliance for a medicine, other than the first medicine marketed in Canada, provided that the patent owner of the medicine has filed a list of its Canadian patents covering that medicine with the HPB. After receiving such list, the HPB may refuse to issue a notice of compliance permitting the importation or sale of a patented medicine to persons other than a patent owner until patents on the medicine expire or are declared invalid by a court of competent jurisdiction.

Regulation in Other Jurisdictions

The Company may decide to develop one or more of its compounds first in regions outside of North America and Europe, depending upon clinical and commercial factors. Currently, the Company has no plans in place for drug development activities outside of these regions.

In addition to meeting the specific requirements of the country for which a drug is first intended to be commercialized, the Company intends to meet and exceed the North American regulatory guidelines for any of its drug development programs that are not initially commenced in North America.

I.     Risk Factors
       ------------

The following provides a brief description of some of the risk factors which should be considered in relation to the Company's business. It must be recognized that there are three primary markets for pharmaceuticals: North America, Europe and Japan/Asia, and the risk factors associated with the Company's projects may vary according to the particular market being addressed. Specific risk factors to be considered include, but are not limited to, the following:

Early Stage of Development

All of the Company's products are in the research stage. At present, the Company does not possess a marketable product. There can be no assurance that any such products will be fully developed and tested, and if fully developed and tested, will perform in accordance with the Company's expectations. There is also no assurance that necessary regulatory approval or clearance will be obtained in a timely manner, if at all, or that any of the Company's products can be successfully and profitably developed, produced and marketed. The research may fail or the compounds may not meet regulatory approval for human use. Even if the Company's research programs are successful, development of a marketable product will likely take several years.

There is no guarantee that the Company will make a satisfactory deal with a major pharmaceutical company to conduct human clinical trials, to complete product development, to obtain regulatory approval, and ultimately to market the product.

Limited Revenues, History of Operating Loss & Accumulated Deficit

The Company has had no sales revenue to date. Although the Company has been involved with pharmaceuticals since 1991, it has been engaged only in research and development. The Company has generated limited revenue and has incurred significant operating losses, including net losses of $201,671 in Fiscal 1998, $262,744 in Fiscal 1997, $825,674 in Fiscal 1996, $559,444 in Fiscal 1995, and
$493,178 in Fiscal 1994. At December 31, 1998, the Company had an accumulated deficit of $2,669,376. It will be a number of years, if ever, before the Company will receive any significant revenues from commercial sales of products. The future growth and profitability of the Company will be principally dependent upon its ability to successfully complete development of, obtain regulatory approvals for, and market or license its proposed products. Accordingly, the Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered in connection with the establishment of a new business in a highly competitive industry, characterized by new product introductions. The Company anticipates that it will incur substantial operating expenses in connection with the research, development, testing and approval of its proposed products and expects these expenses to result in continuing and significant losses until such time as the Company is able to achieve adequate revenue levels. There can be no assurance that the Company will be able to significantly increase revenues or achieve profitable operations. Failure to obtain additional capital, if needed, would have a material adverse effect on the Company's operations. See "Item 9 - Management's Discussion & Analysis of Financial Condition & Results of Operations".

Uncertainties of Additional Funding Required

The Company will require substantial capital resources in order to conduct its operations. The Company presently does not have sufficient financial resources to undertake all of its currently planned research and development activities
through to the first half of the next fiscal year.   In addition to the working
capital on hand, the Company will require additional funds for these purposes. The Company intends to seek these funds through equity financing, collaborative arrangements with corporate sponsors, or from other sources. The Company may also require additional funds in order to acquire technology or products that complement the Company's efforts. There can be no assurance that additional financing will be available on acceptable terms. Additional equity financings could result in significant dilution to existing shareholders. If sufficient capital is not available, the Company may be required to delay, reduce the scope of, eliminate or divest one or more of its discovery, research or development programs, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Item 9 - Management's Discussion & Analysis of Financial Condition & Results of Operations".

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No Assurance of Regulatory Approval - Potential Delays

The preclinical testing and clinical trials of any products developed by the Company or its collaborators and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any new products resulting therefrom are subject to regulation by federal, state and local governmental authorities in the United States, principally the FDA, and by other similar agencies in other countries (see "Item 1 - Government Regulation"). In order for a product developed by the Company or its collaborators to be marketed and sold in a particular country it must receive all relevant regulatory approvals or clearances. The regulatory process, which includes extensive preclinical studies and clinical trials of each product in order to establish its safety and efficacy, is uncertain, can take many years and requires the expenditures of substantial resources. Data obtained from a preclinical trial and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval or clearance. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by the Company or its collaborators, impose significant additional costs on the Company and its collaborators, diminish any competitive advantages that the Company or its collaborators may attain and adversely affect the Company's ability to receive royalties and generate revenues and profits. There can be no assurance that, even after such time and expenditures, any required regulatory approvals or clearances will be obtained for any products developed by or in collaboration with the Company.

Any regulatory approval or clearances granted may entail limitations on the indicated uses for which the new product may be marketed that could limit the potential market for such product. In addition, product approvals or clearances, once granted, may be withdrawn if problems occur after initial marketing. Furthermore, manufacturers of approved products are subject to pervasive review, including compliance with detailed regulation governing GMP ("Good Manufacturing Procedures"). Failure to comply with applicable regulatory requirements can result in actions such as warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications or criminal prosecution.

The Company is also subject to numerous federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances, used in connection with the Company's discovery, research and development activities. The Company is unable to predict the extent of government regulations which might have an adverse effect on the discovery, development, production and marketing of the Company's products. Also, there can be no assurance that the Company will not be required to incur significant costs to comply with current or future laws or regulations or that the Company will not be adversely affected by the cost of such compliance.

Conflicts of Interest

Certain officers and directors of the Company also serve as officers and/or directors of other companies which engage in biotechnology/pharmaceutical research and development activities. Although there are inherent conflicts arising from an officer or director holding such positions with more than one company (such as in determining the allocation of the individual's time and business opportunities presented to the individual), there are presently no specific conflicts of interest arising from the Company and such other companies having common insiders. See "Item 10 - Officers & Directors of the Company" for identification of the biotechnology/pharmaceutical companies having common insiders with the Company. To the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company would have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of the matter before the meeting. In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether the Company will participate in a particular program, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at the time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Competition & Agreements with Other Parties

The biotechnology industry is intensely competitive. Many companies, as well as research organizations, currently engage in or have in the past engaged in efforts related to the development of products in the same therapeutic areas as the Company. Many of the competing companies have significantly greater financial resources and expertise than the Company. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to those of the Company. There can be no assurance that competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization than the Company and its collaborators, or that such competitive products will not render the Company's products obsolete.

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may have its interests in certain licenses, rights or products subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete the recommended programs.

Dependence Upon Key Personnel

The Company is dependent upon a relatively small number of key employees and the loss of any of these employees could have an adverse effect on the Company. Competition among biotechnology and biotechnology companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to the success of the Company. The Company has entered into an employment agreement with each of its officers and key employees. The Company is also dependent, to some extent, on the guidance of certain members of its scientific advisory board, none of whom is obligated, or will devote his full-time efforts, to the business of the Company. There can be no assurance that the Company will be able to attract and retain such individuals currently or in the future on acceptable terms, or at all. In addition, the Company does not maintain "key person" life insurance on any officer, employee or consultant
of the Company.   The Company also has relationships with scientific
collaborators at academic and other institutions, some of whom conduct research at the Company's request or assist the Company in formulating its research and development strategy. These scientific collaborators are not employees of the Company and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to the Company. In addition, these collaborators may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to those of the Company.

Patents, Permits & Licenses

The Company considers patent protection and proprietary technology to be materially significant to its business. The Company relies on certain patents and pending applications relating to various aspects of its potential products and technology. These patents and patent applications are either owned by or exclusively licensed to the Company. There can be no assurance that the Company will be able to obtain and retain all necessary patents, licenses and permits that may be required to carry out the research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing of commercial products. There can also be no assurance that others will not independently develop similar technologies, duplicate any technology developed by the Company, the Company's technology will not infringe upon patents or other rights owned by others, that any of the Company's patents will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company. Litigation, which could result in substantial cost to the Company, may be necessary to enforce the Company's rights provided by its patents or to determine the scope and validity of others' proprietary rights.

No Assurance of Successful Manufacturing

The Company has no experience manufacturing commercial quantities of products and does not currently have the resources to manufacture any products that it may develop. Accordingly, the Company would be required to either develop the facilities to manufacture independently any products with commercial potential, or be dependent upon securing a contract manufacturer or other third party to manufacture such products. There can be no assurance that the Company would be able to independently develop such capabilities or that the terms of any such arrangement would be favorable enough to permit the products to compete effectively in the marketplace.

Dependence on & Management of Future Corporate Collaborations

The success of the Company's business strategy is largely dependent on its ability to enter into collaborations and to effectively manage the relationships that may come to exist as a result of this strategy. The Company is currently seeking corporate collaborators, but there can be no assurance that such efforts
will lead to the establishment of any favourable collaboration.    There can be
no assurance that any of the Company's future or existing collaborators will commit sufficient resources to the company's research and development programs or the commercialization of its products. Also, there can be no assurance that such collaborators will not pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with the Company, or that disputes will not arise with respect to ownership of technology developed under any such collaborations. Management of the Company's collaborative relationships will require significant time and effort from the Company's management team and effective allocation of the Company's resources.

Currency Fluctuations

The Company reports its financial position and results of operations in Canadian dollars in its annual financial statements. The Company's operations result in exposure to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results of operations. The Company does not currently take any steps to hedge against currency fluctuations.

Shares Reserved for Future Issuance

As at September 30, 1999, the Company had reserved 9,056,513 Shares for issuance upon the exercise of stock options and share purchase warrants. Such Shares represent a potential equity dilution of approximately 32.4% based upon 27,939,465 Shares then outstanding. (See "Item 12 - Options to Purchase Securities From Company".) The issuance of these Shares has already received Vancouver Stock Exchange approval. The Company may in the future enter into commitments which would require the issuance of additional Shares and may grant additional stock options and/or issue share purchase warrants. The Company's share capital consists of 100,000,000 Shares. Issuance of such additional Shares is subject to Vancouver Stock Exchange approval and compliance with applicable securities legislation.

Dividends

To date, the Company has not declared or paid dividends on its Shares and does not anticipate doing so in the foreseeable future.

Forward Looking Statements

This Report contains forward looking statements concerning the Company's operations, economic performance and financial condition, including in particular, the likelihood of the Company's success in operating as an independent company and developing and expanding its business. These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions which are subject to change. Some of these assumptions inevitably will not materialize, and unanticipated events will occur which will affect the Company's future results. All such forward looking statements are qualified by reference to matters discussed under this section entitled "Risk Factors".

Year 2000 Concerns

Like any other company, advances and changes in available technology can significantly impact the business and operations of the Company. For example, a challenging problem exists as many computer systems worldwide do not have the capability of recognizing the year 2000 or years thereafter. In simple terms, it has been normal practice for computer hardware and software manufacturers to use only the last two digits rather than all four to record the year in the date fields. On January 1, 2000, when the year is designated "00", many computer systems could either fail completely or create erroneous data as a result of misinterpretation of the year. In some cases, date sensitive systems may begin to fail prior to January 1, 2000. The Company may incur unexpected costs and delays as a result of this issue.

The Company's operations are directly dependent on information technology, and also rely on customers, suppliers, and other third parties that may be affected by the year 2000 situation. This potential problem creates risk for the Company from unforeseen problems in its own computer systems, and from parties with whom the Company conducts its business.

The Company is in the process of undertaking a year 2000 compliance review to assess the Company's exposure to year 2000 issues, and address compliance. Internally, the Company has spent approximately $17,000 in upgrading computer systems for year 2000 compliance. Externally, the Company is in the process of contacting all critical suppliers to determine their state of readiness. The Company will also request assurance from customers, suppliers (e.g., contract research organizations), and third parties regarding year 2000 readiness.

However, it is not possible to be certain that all aspects of the year 2000 issue will be fully resolved before January 1, 2000.

The Company has allocated a further $5,000 for future costs relating to year 2000 compliance. It has adopted the same accounting treatment of year 2000 costs as its treatment of capital assets.


ITEM 2.     DESCRIPTION OF PROPERTY

The Company currently leases 2000 square feet of office space for administrative purposes in Vancouver, Canada. The lease expires on May 31, 2001 unless extended by the Company for up to one year.


ITEM 3.     LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and is not aware of any contemplated legal proceedings to which it may be a party.


ITEM 4.     CONTROL OF COMPANY

As far as known to the Company, the Company is not directly or indirectly owned or controlled by another corporation or by any foreign government. The following table sets forth certain information, as at September 30, 1999, concerning (i) persons that are the registered owners of, or are known by the Company to own beneficially, directly or indirectly, more than 10% of the outstanding Shares and (ii) beneficial ownership of Shares by all directors and officers of the Company, as a group:

-------------------------------------------------------------------------------
       Identity of Holder          No. of Common Shares     Percentage of Class
-------------------------------------------------------------------------------
       CDS & Co.(1)                     12,990,483               46.5%
-------------------------------------------------------------------------------
       Directors & Officers as           2,322,722                8.3%
         a group (7 persons)(2)
-------------------------------------------------------------------------------

(1)     The Company is unaware of the beneficial owner of these Shares.
(2) Includes escrowed Shares (see page following), but does not include an additional 1,746,500 Shares that may be acquired upon the exercise of stock options or share purchase warrants. See "Item 12 - Options to Purchase Securities from Company".

ITEM 5.     NATURE OF TRADING MARKET

The Shares are traded in Canada on the Vancouver Stock Exchange and trade under the symbol "IMM". The following table sets out for each of the periods indicated the market price range and the trading volume on the Vancouver Stock Exchange of the Shares for each quarterly period since January 1, 1997:

-------------------------------------------------------------------------------
                                           High       Low          Volume
         Year       Quarterly Summary      ($)        ($)     (Common Shares)
-------------------------------------------------------------------------------
         1999         Third Quarter         0.26       0.13      2,080,784
                     Second Quarter         0.33       0.09      6,412,305
                      First Quarter         0.19       0.08      2,230,648

         1998        Fourth Quarter        0.24       0.11      3,684,844
                      Third Quarter        0.25       0.09      1,964,582
                     Second Quarter        0.34       0.04      8,593,540
                      First Quarter        0.04       0.02        445,167

         1997        Fourth Quarter        0.07       0.01      1,365,729
                      Third Quarter        0.14       0.01      1,556,074
                     Second Quarter        0.12       0.05      2,287,983
                      First Quarter        0.19       0.11        608,597
-------------------------------------------------------------------------------

As of September 30, 1999, the closing price of the shares on the Vancouver Stock Exchange was $0.20.

There is no active trading market for the Shares in the United States, although United States residents may purchase Shares. The following table indicates the approximate number of record holders of Shares at September 30, 1999, the number of record holders of Shares with United States addresses and the portion and percentage of Shares so held in the United States. On such date, 27,939,465 Shares were outstanding.

-------------------------------------------------------------------------------
Total Number of     Number of U.S.   Shares Held in
 Holders             Holders          the U.S.          Percentage of Shares
-------------------------------------------------------------------------------
     166                  62           1,865,676                6.7%
-------------------------------------------------------------------------------

Depositories, brokerage firms and financial institutions hold a substantial number of the Shares in "street names". Based upon enquiries made by the Company as to the number of registered holders of Shares with United States addresses, and on the number of annual reports and proxy statements requested by nominees, management of the Company estimates that the total number of beneficial holders of Shares exceeds 702, of which approximately 42 are U.S. persons.

The Company is not aware of the distribution of any warrants to U.S. residents. United States residents may beneficially own Shares or warrants held of record by non-United States residents.

ITEM 6.     EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Shares, other than withholding tax requirements. See"Item 7 - Taxation".

There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote Shares (the "Voting Shares"), other than are provided in the Investment Canada Act (Canada) (the "Investment Act"), as amended by the World Trade Organization Agreement Implementation Act (the "WTOA Act"). The Investment Act generally prohibits implementation of a reviewable investment by an individual, government, or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian", as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Voting Shares of the Company by a non-Canadian (other than a "WTO Investor", as defined below) would be reviewable under the Investment Act if it were an investment to acquire control of the Company and the company was not, immediately prior to the implementation of the investment, controlled by a WTO investor, and the value of the assets of the Company were $5.0 million or more. An investment in Voting shares of the Company by a WTO investor would be reviewable under the Investment Act if it were an investment to acquire direct control of the company, and the value of the assets of the Company equaled or exceeded $184 million (threshold amount for 1999). A non-Canadian, whether a WTO Investor or otherwise, would acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the Voting Shares of the Company. The acquisition of less than a majority, but at least one-third of the Voting Shares of the Company, would be presumed to be an acquisition of control of the Company unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of the Voting Shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member other than Canada. A corporation or other entity will be a WTO Investor if it is a "WTO Investor-controlled entity" pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member.

Certain transactions involving Voting Shares of the Company would be exempt from the Investment Act, including:

     (a) an acquisition of Voting Shares of the Company if the acquisition were made in connection with the person's business as a trader or dealer in securities;

     (b) an acquisition or control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for the purpose related to the provisions of the Investment Act; and

     (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

ITEM 7.     TAXATION

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions to which United States security holders who are non-residents of Canada are subject under existing laws and regulations of Canada and the United States; the consequences, if any, of state and local taxes are not considered. Security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own taxes. The Company has not paid dividends on the Shares in any of its last five fiscal years, and has no plans to pay dividends in the immediate future. For additional particulars, see "Item 8 - Selected Financial Data - Dividend Policy".

Canadian federal tax legislation would require a 25% withholding from any dividends paid or deemed to be paid to the Company's non-resident shareholders. However, a company resident in the United States that beneficially owns at least 10% of the voting stock of the Company would have this rate reduced to 5% through the tax treaty between Canada and the United States. The rate of Canadian non-resident withholding may not exceed 15% of the dividend in the case of United States shareholders other than as described above. The amount of stock dividends paid to non-residents of Canada would be subject to withholding tax at the same rate as cash dividends. The amount of a stock dividend (for tax purposes) would be equal to the amount by which the stated capital of the Company had increased by reason of the payment of such a dividend. Interest paid or deemed to be paid on the Company's debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

A non-resident holder is not subject to tax in Canada in respect of a capital gain realized upon the disposition of a Share unless the Share represents "taxable Canadian property" to the holder thereof. The Shares will be considered taxable Canadian property to a non-resident holder only if:

(a)  the non-resident holder;
(b) persons with whom the non-resident holder did not deal at arm's length; or
(c) the non-resident holder and persons with whom he did not deal at arm's length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five year period preceding the disposition. In the case of a non-resident holder to whom Shares represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such Shares by reason of the Treaty unless:

(a) the value of such Shares is derived principally from real property (including resource property) situated in Canada,

(b) they formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition; or

(c)  the holder is a U.S. LLC which is not subject to tax in the U.S.

If subject to Canadian tax on such a disposition, the taxpayer's capital gain (or capital loss) from a disposition is the amount by which the taxpayer's proceeds of distribution exceed (or are exceeded by) the aggregate of the taxpayer's adjusted cost base of the shares and reasonable expenses of disposition. For Canadian income tax purposes, the "taxable capital gain" is equal to three quarters of the capital gain.

This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Shares and no opinion or representation with respect to the United Sates federal income tax consequences to any such holder or prospective holder is made. Holders and prospective holders are urged to consult their own tax advisors with respect to their particular circumstances.


ITEM 8.     SELECTED FINANCIAL DATA

The Company has a limited history of operations and has not generated any operating revenues. The following table sets forth selected financial data for the Company which has been derived from the audited financial statements of the Company. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. This information should be read in conjunction with the Company's Financial Statements and "Item 9 - Management's Discussion & Analysis of Financial Condition & Results of Operations" herein for a discussion of those factors affecting comparability of the data in the following table.

The following financial data is expressed in Canadian dollars as used in the Company's financial statements. The exchange rate for conversion to US dollars is detailed in "Currency Exchange Rates".

-----------------------------------------------------------------------------------------------------------------------------------
                                     SELECTED FINANCIAL DATA
-----------------------------------------------------------------------------------------------------------------------------------
                                   Six             Six                                   Fiscal Year Ended December 31
                                Months          Months
                                 Ended           Ended
                               June 30,        June 30,          1998          1997          1996(1)         1995          1994
                                  1999            1998
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA:

REVENUE
Interest                      $     1,425      $      99       $     912     $     1,387     $    18,016     $    ---     $    ---
Grant & Miscellaneous               2,400            ---                                           1,667          ---          ---
                                  -------       --------        --------        --------        --------      -------      -------
                                    3,825             99             912           1,387          19,683          ---          ---
-----------------------------------------------------------------------------------------------------------------------------------
EXPENSES
General and Administrative         78,226         53,020         166,855         147,618         476,943      286,233      294,617
Research & Development             18,204          5,919          31,055          77,548         348,734      370,211      367,237
                                  -------         ------         -------         -------         -------      -------      -------
                                   96,431         58,939         197,910         225,166         825,677      656,444      661,854
-----------------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE UNDERNOTED ITEMS       92,606         58,840         196,998         223,779         805,994      656,444      661,854
Loss (gain) on disposition of
  of capital assets                   ---            ---           4,673             ---             ---          ---       (1,256)
Loss on disposition of
  intangible assets                   ---            ---             ---          38,965             ---          ---          ---
Write-down of intangible
 assets                               ---            ---             ---             ---          60,180          ---       28,580
Refundable Investment Tax
 Credit                               ---            ---             ---             ---         (40,500)     (97,000)    (196,000)

NET LOSS                           92,606         58,840         201,671         262,744         825,674      559,444      493,178

DEFICIT, BEGINNING              2,669,376      2,467,705       2,467,705       2,204,961       1,359,357      799,913      306,735
-----------------------------------------------------------------------------------------------------------------------------------
FAIR VALUE ADJUSTMENT                ---             ---            ---              ---          19,930          ---          ---
-----------------------------------------------------------------------------------------------------------------------------------
DEFICIT, ENDING               $ 2,761,982     $2,526,545     $2,669,376       $2,467,705      $2,204,961   $1,359,357  $   799,913
---------------------------========================================================================================================
Net Loss per Common Share     $    0.004      $    0.003      $   0.010       $    0.013      $    0.048   $    0.053  $     0.214
---------------------------========================================================================================================
Weighted Average Number
   of Outstanding Shares      20,902,383      19,970,452     20,137,118       19,970,452      17,360,000   10,522,000    2,305,635
---------------------------========================================================================================================
BALANCE SHEET DATA:
Current Assets               $   861,227     $   142,310    $    87,606   $      10,586       $  244,865  $   355,905  $   407,469
Capital Assets                     1,296           4,078            ---          12,988           16,566       17,025       21,957
Other Assets                         ---             ---            ---             ---              ---       55,506       94,261
Intangible Assets                153,292         139,082        147,462         143,609          204,074      253,606      210,959

LIABILITIES                  $   894,832     $   209,225    $   137,654     $    32,098      $    67,676  $   775,785  $   993,654

SHARE CAPITAL                $ 2,882,965     $ 2,602,790    $ 2,712,790     $ 2,602,790      $ 2,602,790  $ 1,265,614  $   504,905

SHARES TO BE ISSUED          $       ---     $       ---    $    54,000     $       ---      $       ---  $       ---  $       ---

DEFICIT                      $ 2,761,982     $ 2,526,545    $ 2,669,376     $ 2,467,705      $ 2,204,961  $ 1,359,357  $   799,913
                              -----------------------------------------------------------------------------------------------------

Page 34

OPERATING DATA:
Net Loss
Canadian GAAP                $    92,606     $    58,840    $   201,671     $   262,744      $   825,674  $   559,444  $   493,178
                                  98,100             ---        162,000             ---          121,722          ---
                              -----------------------------------------------------------------------------------------------------
Add stock-based
 compensation                     98,100             ---        162,000             ---          121,722          ---          ---
                              -----------------------------------------------------------------------------------------------------
U.S. GAAP                        190,706          58,840        363,671         262,744          947,396      559,444       493,178

DEFICIT
Beginning, U.S. GAAP           2,953,098       2,589,427      2,589,427       2,326,683        1,379,287(2    799,913       306,735

Ending, U.S. GAAP              3,143,804       2,648,267      2,953,098       2,589,427        2,326,683    1,359,357       799,913
                               =========       =========      =========       =========        =========    =========       =======
Loss per Share, U.S. GAAP    $      0.01    $       0.01    $      0.02    $       0.02      $      0.08  $      0.07  $       0.32
                              ==========     ===========     ==========     ===========       ==========   ==========   ===========
Weighted Average Number of
  Outstanding Shares
                              15,335,716      14,403,785     14,570,451      14,403,785       11,793,333    7,522,000     1,557,690
                              ==========      ==========     ==========      ==========       ==========    =========     =========
BALANCE SHEET DATA:
Share Capital
Canadian GAAP                  2,882,965       2,602,790      2,712,790       2,602,790        2,602,790    1,265,614       540,905
U.S. GAAP                      3,166,687       2,886,512      2,996,512       2,724,512        2,724,512    1,265,614       540,905

DEFICIT, ENDING
Canadian GAAP                  2,761,892       2,526,545      2,669,376       2,467,705        2,204,961    1,359,357       799,913
U.S. GAAP                      3,143,804       2,648,267      2,953,098       2,589,427        2,326,683    1,359,357       799,913

-----------------------------------------------------------------------------------------------------------------------------------

    (1) On April 24, 1996, BCFC and Immune Network amalgamated and continued as the Company. On the effective date of the Amalgamation, the issued share capital of the amalgamated company was 18,053,788 Shares of which 4,263,309 (23.6%) were issued to BCFC shareholders and 13,790,479 (76.4%) were issued to Immune Network shareholders. The amalgamation has been accounted for by the purchase method whereby the Company is deemed to have acquired control of BCFC through the business combination. Accordingly, the prior year financial figures presented in the Financial Statements are those of the company.

    (2) Beginning deficit in 1996 was adjusted for fair value adjustment of $19,930. Detail is provided in Note 11 to the Financial Statements.

Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options granted. This compensation, determined using a black-Scholes pricing model, is expenses over the vesting periods of each option grant. For the purposes of reconcilation to U.S. GAAP, the Company would record additional compensation expense of $98,100 in the six months ended June 30, 1999, $162,000 in 1998 and $121,722 in 1996, in respect of options granted to non-employees.

U.S. GAAP also requires escrow shares to be treated as contingent shares and as such they are not included as outstanding shares for the purpose of calculating earnings per share. When released from escrow, the fair market value of these shares will be recognized as compensatory benefit and will be charged to income.

To date, the Company has not paid any dividends on the Shares and it does not expect to pay dividends in the foreseeable future.

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These principles, as applied to the Company, do not differ materially from those generally accepted in the United States ("U.S. GAAP"), except for certain additional disclosure required under U.S. GAAP. The application of the financial data, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as disclosed in Note 15 to the Financial Statements. For a comparison of these differences between Canadian GAAP and U.S. GAAP, see Note 15 to the Financial Statements.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

General
-------

The following discussion and analysis should be read in conjunction with the Financial Statements and related notes. The Financial Statements are prepared in accordance with Canadian generally accepted accounting principles. A discussion of differences between Canadian and United States generally accepted accounting principles is provided in Note 15 to the Financial Statements.

Since incorporation of Immune Network as a biotechnology company, the Company has devoted its fiscal resources primarily to fund its research and development programs. The Company's business remains at an early stage of development and has been unprofitable. The Company expects to incur additional losses for the next several years as it invests in product research and development, pre-clinical studies and clinical trials, and regulatory compliance. The Company's business is subject to significant risks, including uncertainties associated with the regulatory approval process and with obtaining and enforcing patents. See "Item 1 - Description of Business - Risk Factors".

Liquidity & Capital Resources
-----------------------------

The Company has financed its operations primarily through equity financings, government grants and tax credits. From January 1, 1994 to December 31, 1998, the Company received approximately $2,712,790 in net proceeds from the sale of equity securities.

Subsequent to the six month period ended June 30, 1999, the Company completed two non-brokered private placements raising gross proceeds of $942,977. In connection with this private placement, a total of 6,286,513 share purchase warrants were issued, each warrant exercisable to purchase one Share at $0.15 in the first year and $0.18 in the second year.

The Company does not anticipate revenues from product sales for the foreseeable future. Over the next several years, through preclinical development and the early clinical stages of development, the Company expects to derive its sources of funding primarily from equity financing. Additional funding may be obtained through interest income. The long term sustainability of the Company is expected to be achieved through collaborative and licensing arrangements and the creation, development and ultimate disposition of intellectual property
All or a portion of the payments that may be received under such agreements will likely be conditional upon the Company reaching certain developmental milestones. As much as possible, the disposition of intellectual property is intended to be carried out so as to ensure an appropriate balance between future earnings potential and current liquidity.

Six Month Period Ended June 30, 1999

In February 1999 the Company completed a non-brokered private placement of 360,000 units at $0.15 per unit, each unit consisting of one Share and one share purchase warrant exercisable for one year to purchase one additional Share at $0.15.

The Company believes that cash on hand at June 30, 1999, in the amount of $848,974, will not be sufficient to fund all of its currently planned research and development activities. In addition to working capital on hand, the Company will require additional funds for these purposes. The Company intends to seek these funds through equity financing, collaborative arrangements with corporate sponsors, or from other sources. The Company will continue to reply on outside sources of financing to meet its capital needs beyond the next fiscal year. However, there can be no assurance that additional financing will be available on acceptable terms, if at all. If the Company is unable to raise funds to satisfy its varying cash requirements, the Company's business, financial condition and results of operations could be materially adversely affected.

Year Ended December 31, 1998

During Fiscal 1998, the Company completed a private placement of 400,000 units for total proceeds of approximately $80,000. Each unit consisted of one Share and one share purchase warrant exercisable for one year to purchase one Share at $0.20. At December 31, 1998, the Company had a working capital deficit of approximately $48.

Year Ended December 31, 1997

There were no share capital transactions during Fiscal 1997.

Year Ended December 31, 1996

During Fiscal 1996, the Company raised approximately $572,620 pursuant to a private placement of 1,590,611 at $0.36 per Share. This financing was done before the amalgamation of Immune Network and BCFC on April 24, 1996. The Company raised an additional $825,000 in a post-amalgamation private placement of 1.5 million units, each unit consisting of one Share and one share purchase warrant exercisable for one year to purchase one Share at $0.55.

Results of Operations
---------------------

Six Month Period Ended June 30, 1999

During the six months ended June 30, 1999, the Company reported a net loss of $92,606 ($0.004 per Share) as compared to $58,840 ($0.003 per Share) for the same period in 1998. For the six months ended June 30, 1999, the Company expended $11,209 on its research activities as compared to nil during the six months ended June 30, 1998. The increase in research and development expenditures was primarily due to research activities. For the six months ended June 30, 1999, the Company expended $78,226 in its administrative activities as compared to $53,020 during the six months ended June 30, 1998. The increase in administrative expenses is primarily due to the expansion of the Company's administrative support staff with associated increases in overhead.

Year Ended December 31,1998

During Fiscal 1998, the Company reported a net loss of $201,671 ($0.010 per Share) as compared to $262,744 ($0.013 per Share) during Fiscal 1997. Included in the net loss for Fiscal 1998 figure was $10,795 in amortization. During Fiscal 1998, the Company expended $20,260 in its research activities as compared to $61,772 during Fiscal 1997. This decrease of $41,512 in research and development expenditures can be attributed primarily to the decrease in expenditures in scientific collaboration ($20,892), research salaries and benefits ($8,294) and consulting fees ($11,022).

Year Ended December 31, 1997

During Fiscal 1997, the Company reported a net loss of $262,744 ($0.013 per Share) as compared to $825,674 ($0.048 per Share) during Fiscal 1996. Included in the net loss for Fiscal 1997 figure was $38,965 in loss on a disposition of intangible assets. During Fiscal 1997 the Company expended $147,618 on administrative expenses as compared to $476,943 during Fiscal 1996. The significant decrease in administration expenses was attributed to costs associated the amalgamation of Immune Network and BCFC in Fiscal 1996, and an increase during that year in corporate communication activities.

During Fiscal 1997, the Company expended $77,548 in its research activities as compared to $348,734 during Fiscal 1996. This decrease of $271,186 in research and development expenditures can be primarily attributed to the decrease in scientific collaboration ($83,310), research salaries and benefits ($88,883) and consulting fees ($69,113).

Year Ended December 31, 1996

During Fiscal 1996, the Company reported a net loss of $825,674 ($0.048 per Share) as compared to $559,444 ($0.053 per Share) during Fiscal 1995. Included in the December 31, 1996 figure was $60,180 in a write-down of intangible assets. During Fiscal 1996, the Company expended $288,490 in research activities (net of refundable investment tax credits of $40,500) and $475,276 in administration expenses. The significant increase in administrative expenses from Fiscal 1995 to Fiscal 1996 ($189,043) is attributable to the costs associated with the amalgamation of Immune Network and BCFC, and an increase in corporate communication activities.

ITEM 9A.     MARKET RISK

The Company does not hold any market risk sensitive instruments and therefore no disclosure is required under this Item.

ITEM 10.     DIRECTORS AND OFFICERS OF THE COMPANY

As at September 30, 1999, the directors and executive officers of the Company, the positions held by them and the period during which they have served as a director or executive officer are as follows:
-------------------------------------------------------------------------------
Name                    Position                     Period Served
-------------------------------------------------------------------------------
Allen I. Bain AC        President, Chief Executive     Since May 14, 1999
                          Officer & Director
-------------------------------------------------------------------------------
Robert J. Gayton AC     Director                       Since May 31, 1994
-------------------------------------------------------------------------------
Michael D. Grant        Director and Vice-President,   Since December 19, 1992
                          Research
-------------------------------------------------------------------------------
Donald R. Rix AC        Director                       Since June 24, 1996
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Ronald G. Paton         Corporate Secretary            Since June 10, 1999
-------------------------------------------------------------------------------
Ron Kertesz             Commercial Director(1)         Since June 29, 1999
-------------------------------------------------------------------------------
Danny Lowe              Controller                     Since June 29, 1999
-------------------------------------------------------------------------------

(AC)     Member of the audit committee of the Company.
(1)      Senior officer position.

Each of the director's term of office expire at the Company's next annual general meeting. The term of office for the Company's officers and members of the audit committee expires at its next annual general meeting. The board of directors appoints the Company's officers and the audit committee for the ensuing year following each annual general meeting.


ITEM 11.     COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate amount of compensation paid by the Company during Fiscal 1998 to all officers and directors, as a group, for services in all capacities was $40,208.

None of the Company's directors and officers have received any manner of compensation for services provided in their capacity as directors or officers during the Company's most recently completed financial year with the exception of stock options granted to certain directors and officers of the Company (see "Item 12 - Options to Purchase Securities from the Company").


ITEM 12.     OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY

As at September 30, 1999, the Company had reserved an aggregate of 9,056,513 Shares for issuance as follows:

Incentive Stock Options

As at September 30, 1999, the Company had outstanding incentive stock options pursuant to which an aggregate of 2,590,000 Shares may be purchased from the Company as follows:

-------------------------------------------------------------------------------
   Optionees        Exercise Price ($)     Expiry Date     Shares Under Option
-------------------------------------------------------------------------------
Victor Jones            $0.15             May 20, 2003           200,000
-------------------------------------------------------------------------------
Robert J. Gayton        $0.15             May 20, 2003           200,000
-------------------------------------------------------------------------------
Michael D. Grant        $0.15             May 20, 2003           200,000
-------------------------------------------------------------------------------
Donald Rix              $0.15             May 20, 2003           200,000
-------------------------------------------------------------------------------
Jennifer Nestoruk       $0.15             May 20, 2003            60,000
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
   Optionees        Exercise Price ($)     Expiry Date     Shares Under Option
-------------------------------------------------------------------------------
Allen I. Bain           $0.15             May 21, 2004           500,000
-------------------------------------------------------------------------------
Ron Kertesz             $0.15             May 21, 2004           150,000
                        $0.23             July 25, 2004          160,000
-------------------------------------------------------------------------------
Ronald G. Paton         $0.23             June 9, 2004           110,000
-------------------------------------------------------------------------------
Danny Lowe              $0.23             June 9, 2004           150,000
-------------------------------------------------------------------------------
Michael Walker          $0.23             June 9, 2004           130,000
-------------------------------------------------------------------------------
Clive Page              $0.23             June 9, 2004           155,000
-------------------------------------------------------------------------------
Sultan Karim            $0.23             July 25, 2004          100,000
-------------------------------------------------------------------------------
Interactive Capital
  Partners Ltd.         $0.23             July 25, 2004          100,000
-------------------------------------------------------------------------------
Alexander Zolotoy       $0.23             July 25, 2004           50,000
-------------------------------------------------------------------------------
Ping Quin               $0.23             July 25, 2004           50,000
-------------------------------------------------------------------------------
Talieh Shahrokhi        $0.23             July 25, 2004           25,000
-------------------------------------------------------------------------------
Matt Sadler             $0.23             July 25, 2004           25,000
-------------------------------------------------------------------------------
Brendan Payne           $0.23             July 25, 2004           25,000
-------------------------------------------------------------------------------
A total of 1,670,000 stock options are held by directors and senior officers of the Company.

All of the stock options are non-transferable and terminate on the earlier of the expiry date or the 30th day following the day on which the optionee ceases to be eligible to hold stock options pursuant to the applicable VSE policy.

Share Purchase Warrants

As at September 30, 1999, share purchase warrants were outstanding entitling the holders to purchase a total of 6,466,513 Shares as follows:
-------------------------------------------------------------------------------
              Number of Warrants     Exercise Price        Expiry Date
              ------------------     --------------        -----------
                     180,000              $0.15         December 2, 1999
-------------------------------------------------------------------------------
                   6,286,513(1)     $0.15  1st year        July 13, 2000
                                    $0.18  2nd year        July 13, 2001
-------------------------------------------------------------------------------

(1) A total of 76,500 share purchase warrants are held by directors and senior officers of the Company.

There are no assurances that any of the incentive stock options or share purchase warrants will be exercised.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

To the knowledge of current management, no director or officer of the Company or any shareholder holding of record or beneficially, directly or indirectly, owning more than 10% of the issued and outstanding Shares, or any of their respective associates or affiliates or any relative or spouse of any of the foregoing who has the same home, has had any material interest, directly or indirectly, in any material transaction with the Company, or in any proposed material transaction, since January 1, 1996.

Pursuant to a Loan Agreement dated September 13, 1999, Allen Bain, President, CEO and a director of the Company, is presently indebted to the Company in the sum of approximately $34,000. The loan is secured by a pledge of Shares and is offset against rental payments owing by the Company. The rate of interest charged on the principal sum outstanding is equal to Revenue Canada's prescribed rate of interest in effect from time to time.


ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

The shares to be registered are the Company's common shares without par value.

As at September 30, 1999, the authorized capital of the Company consists of 100,000,000 Shares of which 27,939,465 were issued as fully paid and non-assessable. In addition, on such date, 9,056,513 Shares were reserved for issuance against the exercise of outstanding stock options or share purchase warrants (see "Item 12 - Options to Purchase Securities from the Company").

Shares

The holders of Shares are entitled to vote at all meetings of shareholders of the Company, to receive dividends if and when declared by the directors, and subject to the rights of the holders of any Shares ranking in priority to or on parity with the Shares, to receive the remaining property and assets of the Company in the event of liquidation, dissolution or winding up of the Company. The Shares have no pre-emptive, redemption, purchase or conversion rights. There are no sinking fund provisions in relation to the Shares and they are not liable to further calls or to assessment by the Company. The British Columbia Company Act provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special
resolution passed by a majority of not less than   of the votes cast in person
or by proxy by holders of shares of that class.

The Company has not declared or paid any dividends on its outstanding Shares since its inception and does not anticipate that it will do so in the foreseeable future. The declaration of dividends is within the discretion of the Company's board of directors. The Company is limited in its ability to pay dividends on its Shares by limitations under British Columbia law relating to the sufficiency of profits from which dividends may be paid.

Escrow Shares

The Company has 5,566,667 Shares (the "Escrow Shares") deposited with Montreal Trust Company of Canada (the "Escrow Agent") pursuant to an escrow agreement dated December 7, 1995 (the "Escrow Agreement"). The Escrow Agreement provides that the Escrow Shares may not be traded in or released, nor may the Company, its transfer agent or escrow holder make any transfer or record of any trading of the Escrow Shares without the consent of the executive director of the British Columbia Securities Commission or, while the Shares are listed on the Vancouver Stock Exchange, the consent of the Vancouver Stock Exchange.

Release of the Escrow Shares is based upon the Company's cumulative cash flow. Escrow Shares, while not freely tradeable, carry voting rights equal to those of all other Shares. While not freely tradeable, Escrow Shares may be transferred within escrow between principals of a listed company provided that consent is first obtained from the Vancouver Stock Exchange. If a holder of Escrow Shares ceases to be a principal of the Company, such holder shall be entitled to retain ownership of the Escrow Shares and shall not be required to transfer same.

The Escrow Agreement provides that the Escrow Shares must be surrendered to the Company for cancellation:

   (a) at the time of a major reorganization of the Company, if required as a condition of the consent to the reorganization by the Vancouver Stock Exchange;

   (b) where the Shares have been subject to a cease trade order issued under the British Columbia Securities Act for a period of two consecutive years; or

   (b)  April 24, 2006.


ITEM 15.  DEFAULTS UNDER SENIOR SECURITIES

          None.


ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          SECURITIES

          None.


ITEM 17.  FINANCIAL STATEMENTS

The consolidated financial statements of the Company have been prepared on the basis of Canadian GAAP. A reconciliation to U.S. GAAP is included therein. The Financial Statements filed as part of this Registration Statement are listed in "Item 19 - Financial Statements & Exhibits".

ITEM 18.  FINANCIAL STATEMENTS

Not applicable.


ITEM 19.  FINANCIAL STATEMENTS & EXHIBITS

(a)     Financial Statements

The Financial Statements and related notes of the Company, as required under
Item 17, comprise of the following:

        Auditors' Report dated February 12, 1999 and February 12, 1998

        Balance Sheets as of December 31, 1998 and 1997.

        Statements of Operations and Deficit for the years ended December 31, 1998, 1997 and 1996.

        Statements of Changes in Financial Position for the years ended December 31, 1998, 1997 and 1996.

        Notes to the Financial Statements.

(b)     Exhibits

The following exhibits are filed as part of this Registration Statement.

(1)     Corporate Documentation
        -----------------------

        The articles of incorporation and bylaws corresponding thereto currently in effect are as follows:

        1-1  Certificate of Amalgamation of the Company dated April 24, 1996;

        1-2 Form 21, Special Resolution, of the Company filed on March 14, 1997, with respect to an amendment to the articles of incorporation;

        1-3 Form 1, Memorandum, of the Company approved by the British Columbia Registrar of Companies May 2, 1995; and

        1-4  Articles of incorporation of the Company.

(2)     Instruments Defining the Rights of Holders of Securities Being
        Registered
        --------------------------------------------------------------

        See Exhibit 1-4 above.

(3)     Material Contracts
        ------------------

        3-1  Escrow Agreement dated December 7, 1995;

        3-2  Incentive Stock Option Agreements;

        3-3 Licensing Agreement dated April 23, 1993 with the San Diego Regional Cancer Center (now known as the Sidney Kimmel Cancer Center)- to be filed by amendment;

        3-4 Agreement dated December 15, 1997, as amended December 15, 1998, with Immpheron, Inc. - to be filed by amendment;

        3-5 Option Agreement dated July 9, 1999 with the University of British Columbia - to be filed by amendment;

        3-6 Joint Venture Agreement, dated August 12, 1999, with Bridge Pharma, Inc. - to be filed by amendment;

        3-7 Memorandum of Agreement, dated August 23, 1999, with Skye Boat, Ltd. - to be filed by amendment;

        3-8 Memorandum of Agreement, dated August 17, 1999, with Inexsis Inc. and a Management Team represented by Ping Quin -to be filed by amendment;

        3-9 Executive Employment Agreement, dated May 21, 1999, with Allen Bain; and

        3-10 Loan Agreement, dated September 13, 1999, with Allen Bain.

                          IMMUNE NETWORK RESEARCH LTD.
                                Vancouver, Canada
                              Financial Statements
                   For the Three Years Ended December 31, 1998

CHERYL ARCHAMBAULT, INC.*
CHARTERED ACCOUNTANT            *Practicing Through A Professional Organization
-------------------------------------------------------------------------------

October 28, 1999

The Secretary
United States Securities and Exchange Commission
450 Fifth Street., N.W.
Washington, D.C. 20549

Dear Sirs,

Re:  Immune Network Research Ltd.
---------------------------------

I refer to the Form 20-F - Statement of Registration submitted as at October 28, 1999, of the above noted company.

I have reported to the directors of the Company on the balance sheets as of December 31, 1998 and 1997, and on the statements of operations and deficit and changes in financial position for each of the years in the three year period ended December 31, 1998.

My report on the financial statements was dated February 12, 1999.

I consent to the use in the above mentioned Form 20-F - Statement of Registration, of my report dated February 12, 1999, to the Directors of Immune Network Research Ltd. on the following financial statements:

     Balance sheets as at December 31, 1998 and 1997;
     Statements of operations and deficit and changes in financial position for each of the years in the three year period ended December 31, 1998.

I report that I have read the Form 20-F - Statement of Registration and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the financial statements upon which I have reported or that is within my knowledge as a result of my audit of such financial statements.

This letter is provided to the securities regulatory authority to whom it is addressed pursuant to the requirements of its securities legislation and not for any other purpose.

Yours truly,

CHERYL ARCHAMBAULT, INC.
Chartered Accountant


/s/Cheryl Archambault, C.A.



             DIRECT LINE: 231-7303  TEL: 231-7300  FAX: 231-7307
                           E-MAIL  LADYCA@AXIONET.COM
               #152-8211 ACKROYD ROAD, RICHMOND, B.C.  V6X 3J9

Cheryl Archambault, Inc.*
*Practicing Through a Professional Corporation.
CHARTERED ACCOUNTANT
------------------------------------------------------------------------------


                                AUDITORS' REPORT


To the Directors of Immune Network Research Ltd.

I have audited the balance sheets of Immune Network Research Ltd. as at December 31, 1998 and 1997, and the statements of operations and deficit and changes in financial position for each of the years in the three year period ended December 31, 1998. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997, and the results of its operations and the changes in its financial position for each of the years in the three year period ended December 31, 1998, in accordance with principles generally accepted in Canada.


                                                   /s/ Cheryl Archambault, C.A.


Richmond, B.C.
February 12, 1999



             SUITE 152- 8211 ACKROYD ROAD, RICHMOND, B.C.,  V6X 3J9
          Tel (604) 231-7300 Fax (604) 231-7307 E-mail ladyca@axion.net

IMMUNE NETWORK RESEARCH LTD.
(Incorporated under the Company Act of British Columbia)
Balance Sheets
As at December 31, 1998 and 1997 (see Note 1).
(expressed in Canadian dollars)
-------------------------------------------------------------------------------
                                                         1998            1997
-------------------------------------------------------------------------------
Assets

Current  assets:
    Cash                                         $      76,992     $     7,921
    Accounts receivable                                  1,614             915
    Deposits and prepaid expenses                            -           1,750
    Share subscriptions receivable (Note 3)              9,000               -
------------------------------------------------------------------------------
                                                        87,606          10,586

Capital assets (Note 4)                                      -          12,988

Intangible assets (Note 5 and 6)                       147,462         143,609
------------------------------------------------------------------------------
                                                 $     235,068     $   167,183
------------------------------------------------------------------------------

Liabilities

Current liabilities:
    Accounts payable and accrued liabilities     $     87,654      $    32,098
------------------------------------------------------------------------------
                                                       87,654           32,098

    Loan payable to shareholder (Note 7)               50,000                -

    Commitments and contingent liabilities (Note 8)
    Subsequent event (Note 13)

Share capital and deficit
    Share capital - to be issued.  (Note 3)            54,000                -
    Share capital (Note 9)                          2,712,790        2,602,790

    Deficit                                        (2,669,376)      (2,467,705)
-------------------------------------------------------------------------------
                                                       97,414          135,085
-------------------------------------------------------------------------------
                                                 $    235,068      $   167,183
-------------------------------------------------------------------------------
Approved on behalf of
the Board of Directors:


/s/ Allen I. Bain
------------------------



/s/ Robert J. Gayton
------------------------


                           See accompanying notes to financial statements

IMMUNE NETWORK RESEARCH LTD.
Statements of Operations
For the years ended December 31, 1998, 1997 and 1996
(expressed in Canadian dollars)
-------------------------------------------------------------------------------
                                                 1998        1997        1996
-------------------------------------------------------------------------------


Administrative expenses
    Advertising                           $    35,249  $    4,173  $    24,369
    Conferences                                     -           -        2,025
    Consulting                                 58,983      56,938      269,909
    Interest and bank charges                   3,861         429        9,294
    Legal, audit and accounting                17,598      48,287       55,436
    Office supplies                             9,266       9,248       13,543
    Postage                                     8,793       3,146        8,121
    Promotion and entertainment                   439         478       31,341
    Rent                                       11,387       8,909       11,201
    Salaries and benefits                           -           -        7,330
    Securities, brokerage and transfer
      agent fees                               12,265       7,606        6,694
    Subscriptions                                 158         673        3,117
    Telephone                                   6,504       7,652       19,147
    Travel                                      2,352          79       15,416
------------------------------------------------------------------------------
                                              166,855     147,618      476,943

Research expenses - per schedule               31,055      77,548      348,734
-------------------------------------------------------------------------------

Less:
    Refundable investment tax credits
      (Note 10)                                     -           -      (40,500)

Loss before other items                       197,910     225,166      785,177

Other  items:
    Interest income                              (912)     (1,387)     (18,016)
    Miscellaneous income                            -           -      ( 1,667)
    Write-down of intangible assets                 -           -       60,180
    Loss on disposition of capital assets
      (Note 3)                                  4,673           -            -
    Loss on disposition of intangible
      assets (Note 4)                               -      38,965            -
-------------------------------------------------------------------------------
                                                3,761      37,578       40,497
-------------------------------------------------------------------------------
Net loss for the year                      $  201,671  $  262,744  $   825,674
-------------------------------------------------------------------------------

Weighted average number of shares
  outstanding                              20,137,118  19,970,452   17,360,000

Loss per share                            $      0.01  $     0.01  $      0.05
                                          ===========  ==========  ===========


                      See accompanying notes to financial statements

IMMUNE NETWORK RESEARCH LTD.
Statements of Deficit
For the years ended December 31, 1998, 1997 and 1996
(expressed in Canadian dollars)
-------------------------------------------------------------------------------
                                                1998         1997         1996
-------------------------------------------------------------------------------
Deficit at beginning of year              $2,467,705   $2,204,961   $1,359,357

Net loss for the year                        201,671      262,744      825,674

Fair value adjustment (Note 11)                    -            -       19,930
-------------------------------------------------------------------------------
Deficit at end of year                    $2,669,376   $2,467,705   $2,204,961
-------------------------------------------------------------------------------




IMMUNE NETWORK RESEARCH LTD.
Schedules of Research Expenses
For the years ended December 31, 1998, 1997 and 1996
(expressed in Canadian dollars)
-------------------------------------------------------------------------------
                                                1998         1997         1996
-------------------------------------------------------------------------------


Research  expenses
    Consulting (net of grants received)   $    2,000   $   13,022   $   82,135
    Amortization                              10,795       15,776       19,744
    Laboratory material                            -          383        5,823
    Laboratory supplies                            -          406        1,246
    Salaries and benefits                          -        8,294       97,177
    Scientific collaboration                  18,260       39,152      122,462
    Rent                                           -            -        5,150
    Travel                                         -          515       14,997

-------------------------------------------------------------------------------
                                          $   31,055   $   77,548   $  348,734
-------------------------------------------------------------------------------


                      See accompanying notes to financial statements

IMMUNE NETWORK RESEARCH LTD.
Statements of Changes in Financial Position
For the years ended December 31, 1998 and 1997 and 1996
(expressed in Canadian dollars)
-------------------------------------------------------------------------------
                                                1998         1997         1996
-------------------------------------------------------------------------------
Operating activities
    Net loss for the year                 $ (201,671)  $  262,744  $   825,674
    Items not involving cash
      Amortization                            10,795       15,776       19,744
      Loss on write-down of capital assets     4,673            -       60,180
      Loss on disposition of intangible
        assets                                     -       38,965            -
-------------------------------------------------------------------------------
                                            (186,203)    (208,003)     745,750

    Accounts receivable                         (699)       2,528       26,749
    Refundable investment tax credits              -            -      293,000
    Deposits and prepaid expenses              1,750        5,250       (2,000)
    Accounts payable and accrued liabilities  55,556      (35,578)    (162,280)
-------------------------------------------------------------------------------
                                            (129,596)    (235,803)    (590,281)
Financing activities
    Deferred share issue costs                     -            -       55,506
    Proceeds from (repayment of)
      Related party debt                           -            -     (150,000)
      Shareholder loan                        50,000            -     (100,000)
      Share subscriptions received            45,000            -     (332,320)
    Common shares issued                     110,000            -    1,337,176
-------------------------------------------------------------------------------
                                             205,000            -      810,362

Investing activities
    Intangible assets                       (13,951)      (14,698)     (25,359)
    Capital assets                                -             -       (3,694)
    Proceeds from disposal of capital
      assets                                  7,618             -            -
    Proceeds from disposal of intangible
      assets                                      -        24,000            -
-------------------------------------------------------------------------------
                                             (6,333)        9,302      (29,053)
-------------------------------------------------------------------------------

Increase (decrease) in cash                  69,071      (226,501)     191,028

Cash, beginning of year                       7,921       234,422       28,366

Cash, amalgamation of BCFC (Note 16)              -             -       15,028
-------------------------------------------------------------------------------

Cash, end of year                        $   76,992     $   7,921  $   234,422
-------------------------------------------------------------------------------


                      See accompanying notes to financial statements

IMMUNE NETWORK RESEARCH LTD.
Notes to the Financial Statements
December 31, 1998 and 1997

-------------------------------------------------------------------------------

1.     Nature of operations

The Company is in the development stage and currently derives no revenues from its operations. The Company's ability to remain as a going concern is dependent on additional capital being raised to fund its future operations and on-going research and development activities. The Company has inadequate working capital to continue operations for the year. It is not possible to predict whether financing efforts will be successful or whether the Company will be able to secure the necessary research agreements in order to continue its operations.

The financial statements have been prepared assuming the Company will continue as a going concern. Accordingly, the financial statements do not give effect to adjustments that would be necessary should the Company not be able to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts different from those in the accompanying financial statements.

2.     Summary of significant accounting policies

The financial statements have been prepared in accordance with accounting principals generally accepted in Canada. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in Note 15. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements necessarily involves the use of management's estimates and approximations. Actual results could differ from those estimates.

The following is a summary of significant accounting policies used in preparation of the financial statements:

a.     Capital  assets

       Capital assets are recorded at cost. Depreciation is provided on a declining balance basis over the expected useful lives of the assets at the following annual rates:

                   Office equipment                         20 %
                   Computers                                30 %

       Depreciation is reduced to one half the normal rate in the year of acquisition for the respective assets.

b.     Intangible assets

       Intangible assets are recorded at the lower of cost or net realizable value. Amortization of intellectual property is provided on a straight line basis over 20 years. The patent is amortized over the life of the patent which is 17 years from the date of issuance.

c.     Loss per share

       Loss per share is calculated based on the weighted average number of shares outstanding. Fully diluted loss per share is not presented as the effect of an exercise of outstanding share purchase options is anti-dilutive.

IMMUNE NETWORK RESEARCH LTD.
Notes to the Financial Statements
December 31, 1998 and 1997

-------------------------------------------------------------------------------

3.     Share capital to be issued

       Share capital to be issued consists of amounts received and receivable in advance of the issuance of shares. During the year the Company received $45,000 for 360,000 at $.15 per share. The balance of $9,000 was received subsequent to year end. (See subsequent event note 11).

4.     Capital  assets
-------------------------------------------------------------------------------
                                                           1998           1997
-------------------------------------------------------------------------------

       Furniture and equipment                     $     38,072    $    38,072
       Less: accumulated amortization                   (25,781)       (25,084)
       Less: proceeds from disposal of
          capital assets                                 (7,618)             -
       Less: loss on disposal of capital
          assets                                         (4,673)             -
-------------------------------------------------------------------------------
                                                   $          -    $    12,988
-------------------------------------------------------------------------------

       During the year the Company disposed of its computer and laboratory equipment to a private company owned by two of the Company's research consultants. A loss of $4,673 was incurred on the transaction.

5.     Intangible assets

       Intangible assets consists of patents, filings in respect of patent applications and intellectual property.

       On December 15, 1998 the Company was issued U.S. Patent Number 5,849,583 titled Anti-idiotypic antibody and its use in diagnosis and therapy in HIV-related disease. The patent has a life of 17 years from the date of issuance.

       During 1997, the Company sold a patent and the rights to other intellectual property to a shareholder and incurred a loss of $38,965 on the transaction.
-------------------------------------------------------------------------------
                                                           1998           1997
-------------------------------------------------------------------------------
       Intangible assets                           $    202,529    $   188,507
       Less: accumulated amortization                   (55,067)       (44,968)
-------------------------------------------------------------------------------
                                                   $    147,462    $   143,609
-------------------------------------------------------------------------------

6.     Research joint venture

       During 1997 the Company entered into a research joint venture agreement with a U.S. private research Corporation (the "U.S. Corporation"). The agreement provides that, in addition to other terms, the U.S. Corporation will earn a fifty percent interest in certain of the Company's intellectual property, provided it completes a budgeted research program and a formal report on the research suitable for publication in a scientific journal by December 31, 1998. The terms of this agreement were extended to March 31, 1999 by mutual agreement. The ultimate percentage of ownership in the Company's intellectual property will also depend on each party's ability to fund further research.

IMMUNE NETWORK RESEARCH LTD.
Notes to the Financial Statements
December 31, 1998 and 1997

-------------------------------------------------------------------------------
7.     Loan payable to shareholder

       During the year the Company borrowed $50,000 (the "Principal") from a shareholder who holds less than 10% of the outstanding shares of the Company. The loan plus any unpaid interest is due on or before June 15, 2001. The loan bears interest at 12% to be paid quarterly. As at year end, $3,371 of interest has been accrued on the loan.

       The lender may, at any time, convert the Principal to common shares of the Company at a price of $.15 per share. The conversion price will increase by $.05 per share each year. The Company can request conversion at any time after June 15, 1999.

8.     Commitments and contingent liabilities

   a.  University of British Columbia
       ------------------------------

       The research agreement with the University of British Columbia expired on December 31, 1996. The Company currently has an outstanding balance owing of $18,700.

   b.  Sidney Kimmel Cancer Center- (formerly San Diego Regional Cancer Centre)
       ---------------------------

       Under an exclusive licensing agreement entered into during 1993, the Company is required to pay to the Sidney Kimmel Cancer Centre a royalty equal to 2% of net sales of therapeutic licensed products and 5% of net sales of diagnostic licensed products resulting from 1F7 Antibody technology. In accordance with the joint venture research agreement (Note 6), this cost will be a cost to the joint venture in the event that the U.S. Corporation becomes entitled to a fifty percent interest in certain of the Company's intellectual property.

   c.  Contingent liability
       --------------------

       The Company was included as a defendant with the Genesis Group in an action in the Supreme Court of British Columbia regarding an alleged unpaid finders fee. Management is of the view, the action is without merit and believes no liability will result from this action. Accordingly, no liability has been recorded in the financial statements.

9.     Share capital

   a.  Authorized
       100,000,000 common shares without par value.
       (25,000,000 common shares without par value -1995)

                                                       Number
   b.  Issued and fully paid.                         of Shares         Amount
                                                     ----------         ------
       INR (pre-amalgamation)
           Balance, December 31, 1995                 7,932,878   $  1,265,614
           Private offering @ $0.36 per share         1,590,612        572,620
           Issued to the University of
              British Columbia                           25,000          9,000
          Less: cancellation of escrow shares     (   3,800,000)  (     10,577)
                                                   ------------    -----------

          Pre-amalgamation outstanding shares         5,748,490   $  1,836,657
                                                    ===========    ===========
      5,748,790 shares exchanged on a 4 new
          for 3 old basis                             7,664,653   $  1,836,657
                                                    ===========    ===========

IMMUNE NETWORK RESEARCH LTD.
Notes to the Financial Statements
December 31, 1998 and 1997

-------------------------------------------------------------------------------
     c.  Immune Network Research Ltd. ("INRL")
         Balance at December 31, 1995                         -              -
            Issued on amalgamation                   11,927,962    $ 4,121,993
            Elimination of share capital upon
              amalgamation                                          (2,285,336)
                                                                     ---------
                                                                     1,836,657

            Escrow shares                            5,566,667          55,667
            Corporate finance fee                       55,556          15,000
            Finder's fee                               503,603         135,973
                                                       -------         -------
         Balance prior to public offering           18,053,788       2,043,297

            Public offering @ $0.55 per share        1,500,000         825,000
            Exercise of stock options @ $0.22
               per share                               191,664          42,166
            Greenshoe option @ $0.55 per share         225,000         123,750
            Less: share issue costs                          -   (     431,423)
                                                      --------        --------
       Balance at December 31, 1997 and 1996        19,970,452     $ 2,602,790

       Balance at December 31, 1997                 19,970,452     $ 2,602,790

           Private placement at @$0.20 per share       400,000          80,000
           Exercise of stock options @$0.15 per share  200,000          30,000

-------------------------------------------------------------------------------

       Balance at December 31, 1998                 20,570,452     $ 2,712,790
-------------------------------------------------------------------------------

     d.  Share purchase options

         Share purchase options outstanding are as follows:
                                                       Number           Option
                                                      of Shares          Price
                                                      ---------          -----
         Expiry date:
            May 7, 2001                                100,000           $0.55
            May 3, 2003                              1,185,000           $0.15
            May 25, 2003                               300,000           $0.15
            September 23, 2003*                        150,000           $0.15
                                                     ---------
                                                     1,735,000
                                                     =========

            *options expired January 31, 1999.

     e. 5,566,667 (1997 - 5,566,667) shares are held in escrow subject to the direction and determination of the Vancouver Stock Exchange.

10.  Refundable investment tax credits

     In 1996, the Company became a public company and as such is no longer eligible to claim refundable investment tax credits on current expenditures. In 1996, the Company received $339,500 in investment tax credits relating to 1994 through 1996. There are no further claims for refundable tax credits outstanding.

IMMUNE NETWORK RESEARCH LTD.
Notes to the Financial Statements
December 31, 1998 and 1997

-------------------------------------------------------------------------------
11.  Business combination

     Effective April 24, 1996, Bobby Cadillac's Food Corporation ("BCFC"), a public company, and Immune Network Research Ltd. ("INR") amalgamated and continued as Immune Network Research Ltd. ("INRL"). The issued share capital of the amalgamated company was 18,053,788 shares (see Note 9), of which 4,263,309 (23.6%) were issued to BCFC shareholders and 13,790,479 (76.4%) were issued to INR shareholders pre-amalgamation. The amalgamation has been accounted for by the purchase method whereby the company is deemed to have acquired control of BCFC through the business combination. Details of the acquisition are as follows:

     Net assets acquired at assigned values:

     Total assets at book value                   $   16,561
     Total liabilities at book value               (  36,491)
                                                  ----------
                                                  $(  19,930)
                                                  ==========

     In accordance with the amalgamation agreement:

      i) INR (pre-amalgamation)
           3,000,000 escrow shares and 800,000 common shares of INR were exchanged for 5,566,667 escrow shares of INRL. 5,748,490 shares of INR were exchanged for 7,664,653 shares of INRL

     ii) BCFC (pre-amalgamation)
           Of the 6,576,218 issued shares of BCFC, 231, 254 were canceled upon amalgamation. A further 6,394,964 were exchanged for 4,263,309 shares of INRL.

     The amalgamation was done concurrently with a public offering of 1,500,000 shares at $0.55 per share.

     There was no goodwill on the acquisition. BCFC ceased operations subsequent to the amalgamation.

12.  Income tax losses

     At December 31, 1998, the Company has operating losses of $1,698,668 expiring as follows, which may be carried forward to apply against future years income for Canadian income tax purposes, subject to final determination by taxation authorities.

                                                      Year             Loss
                                                      ----             ----
                                                      2000         $   221,112
                                                      2001             119,369
                                                      2002             179,348
                                                      2003             615,911
                                                      2004             292,369
                                                      2005             270,559
                                                                    ----------
                                                                   $ 1,698,668
                                                                    ==========

     The Company has $835,000 of unused tax pools available to offset future taxable income, subject to certain restrictions and final determination by taxation authorities.

     The potential income tax benefits related to these amounts have not been recognized in these financial statements.

IMMUNE NETWORK RESEARCH LTD.
Notes to the Financial Statements
December 31, 1998 and 1997

-------------------------------------------------------------------------------
13.  Subsequent events

     Subsequent to year end the Company received approval from the Vancouver Stock Exchange for a private placement of 360,000 shares together with one year warrants for the purchase of 180,000 additional shares all at a price of $.15 per share. $45,000 was received during the year (Note 3).

14.  Uncertainty due to the Year 2000 Issue

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

15.  Reconciliation of generally accepted accounting principles

     The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which as applied in these financial statements conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP"), except as follows:

     a. Under U.S. GAAP, the liability method is used in accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the year in which the differences are expected to reverse.

        For reconciliation to U.S. GAAP purposes, a valuation allowance has been recognized to offset deferred tax assets totaling approximately $1,269,000 arising from temporary differences, tax credits and non-capital loss carry forwards, for which realization is uncertain.

     b. In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share (SFAS 128). SFAS 128 replaced the previously reported primary and fully diluted earnings per share with basic and dilutive earnings per share.
        Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and escrow shares. Dilutive earnings per share are calculated in accordance with the treasury stock method and are based on the weighted average number of common shares and dilutive common share equivalents outstanding. For purposes of reconciling to U.S. GAAP, all earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the SFAS 128 requirements.

     c. The Company operates primarily in one business segment with substantially all of its assets and operations in Canada.

IMMUNE NETWORK RESEARCH LTD.
Notes to the Financial Statements
December 31, 1998 and 1997

-------------------------------------------------------------------------------
     d. Under US GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options granted pursuant to Statement of Financial Accounting Standards No. 123 (SFAS 123). This compensation, determined using a Black-Scholes pricing model, is expensed over the vesting periods of each option granted. For purposes of reconciliation to US GAAP under SFAS 123, the Company would record additional compensation expense of $162,000 in respect of options granted to non-employees [1997 $nil; 1996 $121,722].

     The effect of the above on the Company's financial statements is set out below:

     Statements of loss and deficit
                                               1998         1997         1996
-------------------------------------------------------------------------------
     Loss for the year
       Canadian GAAP                      $  201,671   $  262,744   $  825,674
       Adjustment for stock-based
          compensation                      (162,000)                 (121,722)
     Loss and comprehensive loss for
        the year
       U.S. GAAP                          $  363,671   $  262,744   $  947,396

     Deficit beginning of the year
       U.S. GAAP (1996-adjusted for
        Note 11)                           2,589,427    2,326,683    1,379,287

     Deficit at end of year, U.S. GAAP     2,953,098    2,589,427    2,326,683

     Loss per share, U.S. GAAP                  0.02         0.02         0.08
-------------------------------------------------------------------------------
     Weighted average number of
     shares outstanding                   14,570,451   14,403,785   11,793,333
-------------------------------------------------------------------------------


                                               1998         1997
-------------------------------------------------------------------------------

     Balance sheets

     Share capital                      $  2,996,512               $ 2,724,512


16  Supplementary information

    As of April 29, 1996 the audited statement of operations and deficit for BCFC was as follows:

                                                                     April 29,
                                                                          1996
                                                                     ---------
       Administrative expenses
       Consulting fees                                             $     5,735
       Depreciation                                                          -
       Interest and bank charges                                             -
       Management fees                                                  27,500
       Office and miscellaneous                                              -
       Professional fees                                                11,748
       Regulatory fees                                                   4,083
       Rent                                                              6,000
       Telephone                                                             -
       Transfer agent fees                                               3,429
                                                                     ---------

IMMUNE NETWORK RESEARCH LTD.
Notes to the Financial Statements
December 31, 1998 and 1997

-------------------------------------------------------------------------------
     Loss before other items:                                       (   58,495)
          Other items
             Write-off of accounts payable                              13,124
                                                                      --------

     Net loss for the year                                          (   45,371)

     Deficit beginning of year                                      (2,259,895)
                                                                     ---------

     Deficit end of year                                           $(2,305,266)
                                                                     =========


     The audited statement of changes in financial position for BCFC for the period ended April 29, 1996 was as follows:

                                                                       April 29
                                                                           1996
                                                                       --------
     Operating activities
          Loss for the year                                        $(   45,371)
          Items not affecting cash
             Depreciation                                                    -
             Write-off payables                                     (   13,124)
                                                                     ---------
                                                                    (   58,495)

     Accounts receivable                                                   587
     Accounts payable                                               (   57,487)
                                                                     ---------
                                                                    (  115,395)

     Financial activities
          Issuance of capital stock for cash                           122,911
          Subscriptions received in advance                         (   25,000)
                                                                     ---------
                                                                        97,911
                                                                     ---------

     Increase (decrease) in cash                                    (   17,484)

     Cash beginning of period                                           32,512
                                                                     ---------

     Cash end of period                                           $     15,028
                                                                     =========

                               IMMUNE NETWORK RESEARCH LTD.

                            REGISTRATION STATEMENT ON FORM 20-F

                                    INDEX TO EXHIBITS
                                    -----------------


Exhibit
Number      Name of Exhibit

1-1         Certificate of Amalgamation of the Company dated April 24, 1996

1-2 Form 21, Special Resolution of the Company filed on March 14,1997, with respect to an amendment to the Articles of Incorporation

1-3 Form 1, Memorandum of the Company approved by the British Columbia Registrar of Companies on May 2, 1995

1-4         Articles of Incorporation of the Company

2           (See Exhibit 1-4 above)

3-1         Escrow Agreement dated December 7, 1995

3-2         Incentive Stock Option Agreements of Directors and Officers of the
            Company

3-3 Licensing Agreement dated April 23, 1993 with the San Diego Regional Cancer Centre (now known as the Sidney Kimmel Cancer Centre) to be filed by amendment

3-4 Agreement dated December 15, 1997, as amended December 15, 1998 with ImmPheron, Inc. to be filed by amendment

3-5 Option Agreement dated July 9, 1999 with the University of British Columbia to be filed by amendment

3-6 Joint Venture Agreement dated August 12, 1999 with Bridge Pharma, Inc. to be filed by amendment

3-7         Memorandum of Agreement dated August 23, 1999 with Skye Boat, Ltd.
            to be filed by amendment

3-8 Memorandum of Agreement dated August 17, 1999 with Inexsis Inc. and a Management Team represented by Ping Quin to be filed by amendment

3-9         Executive Employment Agreement dated May 21, 1999 with Allen Bain

3-10        Loan Agreement dated September 13, 1999 with Allen Bain

                               EXHIBIT 1-1

       Certificate of Amalgamation of the Company dated April 24, 1996

                            NUMBER: 518138

                    "SEAL of British Columbia"

                            CERTIFICATE
                                 OF
                            AMALGAMATION

                             COMPANY ACT

             CANADA
    PROVINCE OF BRITISH COLUMBIA

I Hereby Certify that Bobby Cadillac's Food Corporation, incorporation number 262167, and Immune Network Research Ltd., incorporation number 401649, are amalgamated as one company under the name IMMUNE NETWORK RESEARCH LTD.
                                          ----------------------------

SEAL                    Issued under my hand at Victoria, British Columbia,
                                        on April 24, 1996

                                /S/John S. Powell
                                ------------------------------
                                JOHN S. POWELL
                                Registrar of Companies

                            EXHIBIT 1-2

Form 21, Special Resolution of the Company filed on March 14,1997 with respect to an amendment to the Articles of Incorporation

I CERTIFY THIS IS A COPY OF A
DOCUMENT FILED ON                             FORM 21
                                     PROVINCE OF BRITISH COLUMBIA
MAR 14 1997                                           Certificate of
/S/John S. Powell                                     Incorporation No. 518138
----------------------
16   JOHN S. POWELL                        COMPANY ACT

REGISTRAR OF COMPANIES                  SPECIAL RESOLUTION
PROVINCE OF BRITISH COLUMBIA

The following special resolution was passed by the undermentioned Company on the date stated:

Name of Company:        IMMUNE NETWORK RESEARCH LTD.

Date resolution passed: OCTOBER 31, 1996

Resolution:

RESOLVED, as a special resolution, that the Articles of the Company be amended by deleting the existing Article 17.4, and by substituting in its place the following:

"17.4 The President, the Chairman or any two (2) Directors may, and the Secretary or an Assistant Secretary upon request of the President, the Chairman or any two (2) Directors shall, call a meeting of the Board at any time. At least seven (7) calendar days before the time fixed for the meeting, notice of such meeting specifying the place, day and hour of such meeting shall be given by mail, postage prepaid, addressed to each of the Directors and alternate Directors at his address as it appears on the books of the Company or by leaving it at his usual business or residential address or by telephone, telegram, telex, or any method of transmitting legibly recorded messages. It shall not be necessary to give notice of a meeting of Directors to any Director or alternate Director (i) who is at the time not in the Province of British Columbia or (ii) if such meeting is to be held immediately following a general meeting at which such Director shall have been elected or is the meeting of Directors at which such Director is appointed. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any director or alternate director shall not invalidate the proceedings at the meeting."

BE IT RESOLVED, as a special resolution, that the Articles of the Company be amended by deleting the existing Article 17.6 and by substituting in its place the following:

"17.6 The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and, if not so fixed, shall be a majority of the Directors, or their duly appointed alternates or, if the number of Directors is fixed at one, shall be one Director."

Certified a true copy the 12th day of February, 1997.
                          ----        --------  -----
                                   /S/C. Knight
                    (Signature)    --------------------------
                                   CATHERINE KNIGHT
                    (Relationship to Company) Corporate Secretary
                                              -------------------

                                     EXHIBIT 1-3

                  Form 1, Memorandum of the Company approved by the
                 British Columbia Registrar of Companies May 2, 1995

                                                           APPROVED
     FORM I (Section 5)                                  /S/ V. ADAMS
     COMPANY ACT                                 FOR REGISTRAR OF COMPANIES
     MEMORANDUM                                           MAY 2 1995
     ----------

1.     The name of the company is "Immune Network Research Ltd."

2. The authorized capital of the company consists of 100,000,000 common shares without par value.

Hanna Heppell Bell & Visosky

                                 EXHIBIT 1-4


                    Articles of Incorporation of the Company

                                 ARTICLES OF
                          IMMUNE NETWORK RESEARCH LTD.


                              TABLE OF CONTENTS
                              -----------------

PART     ARTICLE            SUBJECT                       PAGE
----     -------            -------                       ----

  1  INTERPRETATION                                         1

     1.1   Definitions                                      2
     1.2   Construction of Words                            2
     1.3   Definitions Same as Company Act                  2
     1.4   Interpretation Act Rules of
               Construction Apply                           2
     1.5   References to Writing                            2


  2  SHARES AND SHARE CERTIFICATES                          2

     2.1   Member Entitled to Certificate                   2
     2.2   Form of Certificate                              2
     2.3   Replacement of Lost or Defaced Certificate       2
     2.4   Execution of Certificates                        3
     2.5   Recognition of Trusts                            3
     2.6   Delivery to Joint Holders                        4


  3  ISSUE OF SHARES                                        4

     3.1   Directors Authorized                             4
     3.2   Commissions and Discounts                        4
     3.3   Conditions of Issue                              4


  4  SHARE REGISTERS                                        5

     4.1   Registers of Members, Transfers
              and Allotments                                5
     4.2   Branch Registers of Members                      5
     4.3   No Closing of Register of Members                5


  5  TRANSFER OF SHARES                                     5

     5.1   Transfer of Shares                               5
     5.2   Execution of Instrument of Transfer              6
     5.3   Enquiry as to Title not Required                 6
     5.4   Submission of Instruments of Transfer            6
     5.5   Transfer Fee                                     6
     5.6   Consent of Directors Required                    6

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  6  TRANSMISSION OF SHARES                                 7
     6.1   Personal Representatives Recognized
              on Death                                      7
     6.2   Death or Bankruptcy                              7
     6.3   Persons in Representative Capacity               7


  7  ALTERATION OF CAPITAL                                  8

     7.1   Increase of Authorized Capital                   8
     7.2   Other Capital Alterations                        8
     7.3   Creation, Variation and Abrogation
              of Special Rights and Restrictions            8
     7.4   Special Rights of Conversion                     9
     7.5   Class Meetings of Members                        9


  8  PURCHASE AND REDEMPTION OF SHARES                      9

     8.1   Company Authorized to Purchase
              or Redeem its Shares                          9
     8.2   Offer to Purchase Made Pro Rata                  9
     8.3   Selection of Shares to be Redeemed               9
     8.4   Purchased or Redeemed Shares Not Voted          10


  9  BORROWING POWERS                                      10

     9.1   Powers of Directors                             10
     9.2   Negotiability of Debt Obligations               10
     9.3   Special Rights Attached to Debt Obligations .   10
     9.4   Register of Debentureholders                    11
     9.5   Execution of Debt Obligations                   11
     9.6   Register of Indebtedness                        11


  10 GENERAL MEETING                                       11
     10.1  Annual General Meeting                          11
     10.2  Waiver of Annual General Meeting                11
     10.3  Classification of General Meetings              12
     10.4  Calling of Meetings                             12
     10.5  Advance Notice for Election of Directors        12
     10.6  Notice for General Meeting                      12
     10.7  Waiver or Reduction of Notice                   12
     10.8  Notice of Special Business at
              General Meeting                              12
     10.9  Postponement of Meeting following
              Advance Notice                               12

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  11 PROCEEDINGS AT GENERAL MEETINGS                       13

     11.1  Special Business                                13
     11.2  Requirement of Quorum                           13
     11.3  Quorum                                          14
     11.4  Lack of Quorum                                  14
     11.5  Chairman                                        14
     11.6  Alternate Chairman                              14
     11.7  Adjournments                                    14
     11.8  Resolutions Need Not Be Seconded                15
     11.9  Decisions by Show of Hands or Poll              15
     11.10 Casting Vote                                    15
     11.11 Manner of Taking Poll                           15
     11.12 Disputed Vote                                   15
     11.13 Retention of Ballots Cast on a Poll             15
     11.14 Casting of Votes                                15
     11.15 Ordinary Resolution Sufficient                  16
     11.16 Resolutions in Counterparts                     16


  12 VOTES OF MEMBERS                                      16

     12.1  Number of Votes Per Share or Member             16
     12.2  Votes of Persons in Representative
              Capacity                                     16
     12.3  Representative of a Corporate Member            16
     12.4  Votes by Joint Holders                          17
     12.5  Votes by Committee for a Member                 17
     12.6  Appointment of Proxyholders                     17
     12.7  Qualification of Proxyholders                   17
     12.8  Execution of Form of Proxy                      17
     12.9  Deposit of Proxy                                18
     12.10 Directors May Make Regulations
              Relating to Deposit of Proxies               18
     12.11 Form of Proxy                                   18
     12.12 Validity of Proxy Vote                          18
     12.13 Revocation of Proxy                             18
     12.14 Chairman to Determine Validity                  19


  13 DIRECTORS                                             19
     13.1  Number of Directors                             19
     13.2  Remuneration and Expenses of Directors          20
     13.3  Qualification of Directors                      20


  14 ELECTION AND REMOVAL OF DIRECTORS                     20
     14.1  Election at Annual General Meetings             20
     14.2  Eligibility of Retiring Director                20
     14.3  Continuance of Directors                        20

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     14.4  Election of Less than Required
              Number of Directors                          21
     14.5  Filling a Casual Vacancy                        21
     14.6  Additional Directors                            21
     14.7  Alternate Directors                             21
     14.8  Termination of Directorship                     21
     14.9  Resignation of Directors                        21
     14.10 Removal of Directors                            21


  15 POWERS AND DUTIES OF DIRECTORS                        22
     15.1  Management of Affairs and Business              22
     15.2  Appointment of Attorney                         22


  16 DISCLOSURE OF INTEREST OF DIRECTORS                   23
     16.1  Disclosure of Conflicting Interest              23
     16.2  Voting and Quorum re Proposed Contract          23
     16.3  Director May Hold Office or
              Position with Company                        24
     16.4  Director Acting in Professional
              Capacity                                     24
     16.5  Director Receiving Remuneration
              from Other Interests                         24


  17 PROCEEDINGS OF DIRECTORS                              24
     17.1  Chairman and Alternate                          24
     17.2  Meetings - Procedure - Casting Vote             25
     17.3  Meetings by Conference Telephone                25
     17.4  Notice of Meeting .                             25
     17.5  Waiver of Notice of Meetings                    25
     17.6  Quorum                                          26
     17.7  Continuing Directors May Act
              During Vacancy                               26
     17.8  Validity of Acts of Directors                   26
     17.9  Resolution in Writing Effective                 26
     17.10 Resolutions Need Not Be Seconded
              and Chairman May Move a Motion               26


  18 EXECUTIVE AND OTHER COMMITTEES                        26
     18.1  Appointment of Executive Committee              26
     18.2  Appointment of Committees                       27
     18.3  Procedure at Meetings                           27

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  19 OFFICERS                                              28
     19.1  President and Secretary Required                28
     19.2  Persons Holding More Than One Office
              and Remuneration                             28
     19.3  Disclosure of Conflicting Interest              28


  20 INDEMNITY AND PROTECTION OF DIRECTORS, OFFICERS
     AND EMPLOYEES                                         28
     20.1  Indemnification of Directors                    28
     20.2  Indemnification of Officers,
              Employees, Agents                            29
     20.3  Indemnification not Invalidated
              by Non-Compliance                            29
     20.4  Company May Purchase Insurance                  29


  21 DIVIDENDS AND RESERVE                                 29

     21.1  Declaration of Dividends                        29
     21.2  Declared Dividend Date                          30
     21.3  Proportionate to Number of Shares Held          30
     21.4  Reserves                                        30
     21.5  Receipts from Joint Holders                     30
     21.6  No Interest on Dividends                        30
     21.7  Payment of Dividends                            30
     21.8  Capitalization of Undistributed Surplus         31
     21.9  Fractional Share Dividends                      31

  22 DOCUMENTS, RECORDS AND REPORTS                        31

     22.1  Documents to be Kept                            31
     22.2  Accounts to be Kept                             31
     22.3  Inspection of Accounts                          31
     22.4  Financial Statements and Reports
              for General Meetings                         32
     22.5  Financial Statements and Reports
              for Members                                  32


  23 NOTICES                                               32

     23.1  Method of Giving Notice                         32
     23.2  Notice to Joint Holder                          32
     23.3  Notice to Personal Representative               32
     23.4  Persons to Receive Notice                       32

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  24 RECORD DATES                                          33
     24.1  Record Date                                     33
     24.2  No Record Date Fixed                            33


  25 SEAL                                                  33
     25.1  Affixation of Seal to Documents                 33
     25.2  Reproduction of Seal                            34
     25.3  Official Seal for Other Jurisdictions           34


  26 MECHANICAL REPRODUCTION OF SIGNATURES                 34
     26.1  Instruments May be Mechanically Signed          34
     26.2  Definition of Instruments                       35





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

                     PROVINCE OF BRITISH COLUMBIA
                             COMPANY ACT

                              ARTICLES
                                 OF
                     IMMUNE NETWORK RESEASRCH LTD.
                     -----------------------------
                                             APPROVED
                                           /s/V. Adams
                                       For Registrar of Companies
                                           May 2, 1995

1.1 In these Articles, unless there is something in the subject or context inconsistent therewith:

   "Board of Directors", "Board", "the Directors" and "the Directors" mean the Directors or sole Director of the Company for the time being;

   "Company" means the company named at the head of these Articles;

   "Company Act" means the Company Act of the Province of British Columbia as from time to time enacted and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

   "member" means those persons defined as such in the Company Act and includes any person who owns shares in the capital of the Company and whose name is entered in the register of members or a branch register of members;

   "ordinary resolution" means an ordinary resolution as defined in the Company Act;

   "registered owner" or "registered holder" when used with respect to a share in the authorized capital of the Company means the person registered in the register of members in respect of such share;

   "seal" means the common seal of the Company, if the Company has one;

   "solicitor of the Company" means any partner, associate or articled student of the law firm retained by the Company in respect of the matter in connection with which the term is used;

   "special resolution" means a special resolution as defined in the Company Act; and

   "writing", "in writing" and like expressions include all modes of representing, or reproducing, and recording words in visible form, including: printing;

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   lithographing; typewriting; and photostatic, electrostatic and mechanical copying.

1.2 Words importing the singular include the plural and vice versa; and words importing male persons include female persons and words importing persons shall include corporations.

1.3 Any words or phrases defined in the Company Act shall, if not inconsistent with the subject or context, bear the same meaning when used in these Articles.

1.4 The Rules of Construction contained in the Interpretation Act of the Province of British Columbia shall apply, mutatis mutandis, to the interpretation of these Articles.

1.5 Reference in these Articles to writing shall be construed as including references to printing, lithography, typewriting, photography and other modes of representing or reproducing words in a visible form.

                                     PART 2
                         SHARES AND SHARE CERTIFICATES
                         -----------------------------

2.1 Every member is entitled, without charge, to one certificate representing the share or shares of each class or series held by him; provided that, in respect of a share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint registered holders or to his duly authorized agent shall be sufficient delivery to all; and provided further that the Company shall not be bound to issue certificates representing redeemable shares, if such shares are to be redeemed within one month of the date on which they were allotted. Any share certificate may be sent through the mail by registered prepaid mail to the member entitled thereto, and neither the Company nor any transfer agent shall be liable for any loss occasioned to the member owing to any such share certificate so sent being lost in the mail or stolen.

2.2 Every share certificate issued by the Company shall be in such form as the Directors approve and shall comply with the Company Act.

2.3          If a share certificate:

            (i) is worn or defaced, the Directors shall, upon production to them of the said certificate and upon such other terms, if any, as they may think fit, order the said certificate to be

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                    cancelled and shall issue a new certificate in lieu thereof;

           (ii) is lost, stolen or destroyed, then, upon proof thereof to the satisfaction of the Directors and upon such indemnity, if any, as the Directors deem adequate being given, a new share certificate in lieu thereof shall be issued to the person entitled to such lost, stolen or destroyed certificate; or

           (iii) represents more than one share and the registered owner thereof surrenders it to the Company with a written request that the Company issue in his name two or more certificates each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company shall cancel the certificate so surrendered and issue in lieu thereof certificates in accordance with such request.

There shall be paid to the Company such sum, not exceeding ten dollars, as the Directors may from time to time fix, for each certificate to be issued under this Article.

2.4 Every share certificate shall be signed manually by at least one Officer or Director of the Company, or by or on behalf of a registrar, branch registrar, transfer agent or branch transfer agent of the Company and any additional signatures may be printed or otherwise mechanically reproduced and, in such event, a certificate so signed is as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such certificate to hold at the date of the issue of the share certificate.

2.5 Except as required by law, statute or these Articles, no person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except only as by law, statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in its registered holder.

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2.6          The certificate representing shares registered in the name of two or more persons shall be delivered to the person first named on the register of members.

                                  PART 3
                             ISSUE OF SHARES
                             ---------------

3.1 Subject to the requirements of the Company Act with respect to pro-rata offerings (if applicable) and otherwise and to any direction to the contrary, save for a direction which, at the discretion of the Directors, may not be proceeded with, contained in a resolution passed at a general meeting authorizing any increase or alteration of capital, the shares shall be under the control of the Directors who may, subject to the rights of the holders of the shares of the Company for the time being outstanding, issue, allot, sell or otherwise dispose of, and/or grant options on or otherwise deal in, shares authorized but not outstanding, and outstanding shares held by the Company, at such times, to such persons (including Directors), in such manner, upon such terms and conditions and at such price or for such consideration, as the Directors, in their absolute discretion, may determine.

3.2 Subject to the provisions of the Company Act, the Company, or the Directors on behalf of the Company, may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any such shares, provided that, if the Company is not a specially limited company, the rate of the commission and discount shall not in the aggregate exceed 25 per centum. of the amount of the subscription price of such shares, and if the Company is a specially limited company, the rate of the commission and discount shall not in the aggregate exceed 95 per centum of the amount of the subscription price of such shares.

3.3 No share may be issued until it is fully paid and the Company shall have received the full consideration therefor in cash, property or past services actually performed for the Company. The value of property or services for the purposes of this Article shall be the value determined by the Directors by resolution to be, in all circumstances of the transaction, the fair market value thereof, and the full consideration received for a share issued by way of dividend shall be the amount declared by the Directors to be the amount of the dividend.

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                                 PART 4
                            SHARE REGISTERS
                            ---------------

4.1 The Company shall keep or cause to be kept a register of members, a register of transfers and a register of allotments within British Columbia, all as required by the Company Act, and may combine one or more of such registers. If the Company's capital shall consist of more than one class of shares, a separate register of members, register of transfers and register of allotments may be kept in respect of each class of shares. The Directors on behalf of the Company may appoint a trust company to keep the register of members, register of transfers and register of allotments or, if there is more than one class of shares, the Directors may appoint a trust company, which need not be the same trust company, to keep the register of members, the register of transfers and the register of allotments for each class of shares. The Directors on behalf of the Company may also appoint one or more trust companies, including the trust company which keeps the said registers of its shares or of a class thereof, as transfer agent for its shares or such class thereof, as the case may be, and the same or another trust company or companies as registrar for its shares or such class thereof, as the case may be. The Directors may terminate the appointment of any such trust company at any time and may appoint another trust company in its place.

4.2 Subject to the provisions of the Company Act, the Company may keep or cause to be kept one or more branch registers of members at such place or places as the Directors may from time to time determine.

4.3          The Company shall not at any time close its register of members.

                                   PART 5
                             TRANSFER OF SHARES
                             ------------------

5.1 Subject to the restrictions, if any, set forth in the Memorandum and these Articles, any member may transfer any of his shares by instrument in writing executed by or on behalf of such member and delivered to the Company or its transfer agent. The instrument of transfer of any share of the Company shall be in the form, if any, on the back of the Company's share certificates or in such other form as the Directors may from time to time approve. If the Directors so determine, each instrument of transfer shall be in respect of only one class of share. Except to the extent that the Company Act may otherwise provide, the transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the register of members or a branch register of members in respect thereof.

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5.2          The signature of the registered owner of any shares, or of his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the Company, its Directors, Officers and agents to register, in the name of the transferee as named in the instrument of transfer, the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer. If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the Company, its Directors, Officers and agents to register, in the name of the person on whose behalf any certificate for the shares to be transferred is deposited with the Company for the purpose of having the transfer registered, the number of shares if specified in the instrument of transfer or, if no number is specified, all the shares represented by all share certificates deposited with the instrument of transfer.

5.3 Neither the Company nor any Director, Officer or agent thereof shall be bound to enquire into the title of the person named in the form of transfer as transferee, or, if no person is named therein as transferee, of the person on whose behalf the certificate is deposited with the Company for the purpose of having the transfer registered or be liable to any claim by such registered owner or by any intermediate owner or holder of the certificate or of any of the shares represented thereby or any interest therein for registering the transfer, and the transfer, when registered, shall confer upon the person in whose name the shares have been registered a valid title to such shares.

5.4 Every instrument of transfer shall be executed by the transferor and left at the registered office of the Company or at the office of its transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence, if any, as the Directors or the transfer agent or registrar may require to prove the title of the transferor or his right to transfer the shares and the right of the transferee to have the transfer registered. All instruments of transfer, where the transfer is registered, shall be retained by the Company or its transfer agent or registrar and any instrument of transfer, where the transfer is not registered, shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

5.5 There shall be paid to the Company in respect of the registration of any transfer such sum, if any, as the Directors may from time to time determine.

5.6 Notwithstanding any other provision of these Articles, if the Company is, or becomes:

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            (i)     a company which is not a reporting company; or

           (ii) a reporting company that has not, with respect to any of its securities, filed a prospectus with the Superintendent of Brokers for British Columbia or any similar securities regulatory body within or outside British Columbia and obtained therefor a receipt or its equivalent;

then no shares shall be transferred and entered on the register of members without the previous consent of the Directors expressed by a resolution of the Board and the Directors shall not be required to give any reason for refusing to consent to any such proposed transfer. The consent of the Board required by this Article may be in respect of a specific proposed trade or trades or trading generally, whether or not over a specified period of time, or by specific persons or with such other restrictions or requirements as the Directors may determine.

                                   PART 6
                           TRANSMISSION OF SHARES
                           ----------------------

6.1 In the case of the death of a member, the survivor or survivors, where the deceased was a joint registered holder, and the legal personal representative of the deceased, where he was the sole holder, shall be the only persons recognized by the Company as having any title to his interest in the shares. Before recognizing any legal personal representative the Directors may require him to deliver to the Company the original or a court-certified copy of a grant of probate or letters of administration in British Columbia or such other evidence and documents as the Directors consider appropriate to establish the right of the personal representative to such title to the interest in the shares of the deceased member.

6.2 Upon the death or bankruptcy of a member, his personal representative or trustee in bankruptcy, although not a member, shall have the same rights, privileges and obligations that attach to the shares formerly held by the deceased or bankrupt member if the documents required by the Company Act shall have been deposited with the Company. This Article does not apply on the death of a member with respect to shares registered in his name and the name of another person in joint tenancy.

6.3 Any person becoming entitled to a share in consequence of the death or bankruptcy of a member shall, upon such documents and evidence being produced to the Company as the Company Act requires, or who becomes entitled to a share as a result of an order of a

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Court of competent jurisdiction or a statute, has the right either to be registered as a member in his representative capacity in respect of such share, or, if he is a personal representative, instead of being registered himself, to make such transfer of the shares as the deceased or bankrupt person could have made; but the Directors shall, as regards a transfer by a personal representative or trustee in bankruptcy, have the right, if any, to decline or suspend registration of a transferee as they would have in the case of a transfer of a share by the deceased or bankrupt person before the death or bankruptcy.

                                   PART 7
                            ALTERATION OF CAPITAL
                            ---------------------

7.1 The Company may by ordinary resolution filed with the Registrar amend its Memorandum to increase the authorized capital of the Company by:

            (i) creating shares with par value or shares without par value, or both;

           (ii) increasing the number of shares with par value or shares without par value, or both; or

          (iii) increasing the par value of a class of shares with par value, if no shares of that class are issued.

7.2 The Company may by special resolution alter its Memorandum to subdivide, consolidate, change from shares with par value to shares without par value, or from shares without par value to shares with par value, or change the designation of, all or any of its shares but only to such extent, in such manner and with such consents of members holding shares of a class or series which is the subject of or affected by such alteration, as the Company Act provides.

7.3          The Company may alter its Memorandum or these Articles:

            (i) by special resolution, to create, define and attach special rights or restrictions to any shares; and

           (ii) by special resolution and by otherwise complying with any applicable provision of its Memorandum or these Articles, to vary or abrogate any special rights and restrictions attached to any shares;

and in each case by filing a certified copy of such resolution with the Registrar, but no right or special right attached to any issued

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shares shall be prejudiced or interfered with unless all members holding shares of each class or series whose right or special right is so prejudiced or interfered with consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class or series meeting of the holders of the shares of each such class or series by a majority of three-fourths of the issued shares of such class or series or such greater majority as may be specified by the special rights attached to the class or series of shares.

7.4 If the Company is or becomes a reporting company, and if so required by the Company Act, no resolution to create, vary or abrogate any special right of conversion attaching to any class of shares shall be submitted to a general meeting or a class meeting of members unless the Superintendent of Brokers shall have first consented to the resolution.

7.5 Unless these Articles otherwise provide, the provisions of these Articles relating to general meetings shall apply, with the necessary changes and so far as they are applicable, to a class or series meeting of members holding a particular class or series of shares, provided that the quorum at a class or series meeting shall be one or more persons holding or representing by proxy not less than one-third of the shares affected.

                                  PART 8
                     PURCHASE AND REDEMPTION OF SHARES
                     ---------------------------------

8.1 Subject to the special rights and restrictions attached to any class of shares the Company may, by a resolution of the Directors and in compliance with the Company Act, purchase any of its shares at the price and upon the terms specified in such resolution or redeem any class of its shares in accordance with the special rights and restrictions attaching thereto. No such purchase or redemption shall be made if the Company is insolvent at the time of the proposed purchase or redemption or if the proposed purchase or redemption would render the Company insolvent.

8.2 Unless the shares of the Company are to be purchased through a stock exchange, or from a bona fide employee or bona fide former employee of the Company or of an affiliate of the Company, or his personal representative, in respect of shares beneficially owned by such employee or former employee, or the Company is purchasing the shares from dissenting members pursuant to the requirements of the Company Act, the Company shall make its offer to purchase pro rata to every member who holds shares of the class or series to be purchased.

8.3 If the Company proposes at its option to redeem some but not all of the shares of any class or series, the Directors may,

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subject to the special rights and restrictions attached to such shares, decide the manner in which the shares to be redeemed shall be selected and such redemption may or may not be made pro rata among every member holding any such shares as the Directors may determine.

8.4 Subject to the provisions of the Company Act, any shares purchased or redeemed by the Company may be sold or, if cancelled, reissued by it, but, while such shares which have not been cancelled are held by the Company, it shall not exercise any vote in respect of these shares and no dividend or other distribution shall be paid or made thereon.

                                  PART 9
                             BORROWING POWERS
                             ----------------

9.1 Subject to the provisions of the Company Act, the Directors may from time to time authorize the Company to:

            (i) borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit;

           (ii) issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person;

          (iii) mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking or on the whole or any part of the property and assets of the Company, both present and future; and

           (iv) give financial assistance to any person, directly or indirectly, by way of loan, guarantee, the provision of security, or otherwise.

9.2 The Directors may make any bonds, debentures or other debt obligations issued by the Company by their terms assignable free from any equities between the Company and the person to whom they may be issued or any other person who lawfully acquires them by assignment, purchase or otherwise.

9.3 The Directors may authorize the issue of any bonds, debentures or other debt obligations of the Company at a discount,

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premium or otherwise and with special or other rights or privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares, attending at general meetings of the Company and otherwise as the Directors may determine at or before the time of issue.

9.4 The Company shall keep or cause to be kept within the Province of British Columbia in accordance with the Company Act a register of its debentures and a register of debenture holders, which registers may be combined, and, subject to the provisions of the Company Act, may keep or cause to be kept one or more branch registers of its debentureholders at such place or places as the Directors may from time to time determine and the Directors may by resolution, regulation or otherwise make such provisions as they think fit respecting the keeping of such branch registers.

9.5 Every bond, debenture or other debt obligation of the Company shall be signed manually by at least one Director or Officer of the Company or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agent for the bond, debenture or other debt obligations appointed by the Company or under any instrument under which the bond, debenture or other debt obligation is issued and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond, debenture or other debt obligation so signed is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture or other debt obligation to hold at the date of the issue thereof.

9.6 If the Company is or becomes a reporting company, the Company shall keep or cause to be kept a register of its indebtedness to every Director or Officer of the Company or an associate of any of them in accordance with the provisions of the Company Act.

                                PART 10
                           GENERAL MEETING
                           ---------------

10.1 Subject to any extensions of time permitted pursuant to the Company Act, the first annual general meeting of the Company shall be held within 15 months from the date of amalgamation and thereafter an annual general meeting shall be held once in every calendar year at such time (not being more than 13 months after the holding of the last preceding annual general meeting) and place as may be determined by the Directors.

10.2 If the Company is, or becomes, a company which is not a reporting company and all the members entitled to attend and vote at an annual general meeting consent in writing to all the business

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which is required or desired to be transacted at the meeting, such annual general meeting shall be deemed for the purpose of this Part to have been held on the date specified in the consent, and it is not necessary for the Company to hold that annual general meeting.

10.3 All general meetings other than annual general meetings are herein referred to as and may be called extraordinary general meetings.

10.4 The Directors may, whenever they think fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Company Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Company Act.

10.5 If the Company is or becomes a reporting company, advance notice of any general meeting at which Directors are to be elected shall be published in the manner required by the Company Act.

10.6 A notice convening a general meeting specifying the place, the day, and the hour of the meeting, and, in case of special business, the general nature of that business, shall be given as provided in the Company Act and in the manner hereinafter in these Articles mentioned, or in such other manner as may be prescribed by the Directors to such persons as are entitled by law or under these Articles to receive such notice from the Company. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any member shall not invalidate the proceedings at that meeting.

10.7 All the members of the Company entitled to attend and vote at a general meeting may, by unanimous consent in writing given before, during or after the meeting, or if they are present at the meeting by a unanimous vote, waive or reduce the period of notice of such meeting and an entry in the minute book of such waiver or reduction shall be sufficient evidence of the due convening of the meeting.

10.8 Except as otherwise provided by the Company Act, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at the registered office or records office of the Company or at some other place in British Columbia designated in the notice during the usual business hours up to the date of such general meeting.

10.9 Where, in accordance with the Company act, the Company has published in prescribed manner an advance notice of a general meeting at which Directors are to be elected, the Company may,

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notwithstanding such notice, postpone the general meeting to a date other than that specified in such notice. In the event of such a postponement, the Company shall publish, in the same manner prescribed for the original notice, a notice of the postponement of the meeting which notice shall include, if the date to which the meeting is postponed is known, the same information as is required by the Company Act to be included in the original notice. If the date to which the meeting is postponed is not known, the notice of postponement need state only that the meeting is postponed until further notice, provided however that once such date is known, the Company shall publish a new advance notice which shall comply with the Company Act. The date to which any such meeting is postponed shall be deemed to be the date of the meeting for the purpose of complying with any time limitations in respect of general meetings prescribed by the Company Act.

                               PART 11
                   PROCEEDINGS AT GENERAL MEETINGS
                   -------------------------------

11.1 All business shall be deemed special business which is transacted at:

            (i) an extraordinary general meeting other than the conduct of and voting at, such meeting; and

           (ii) an annual general meeting, with the exception of the conduct of, and voting at, such meeting, the consideration of the financial statement and of the respective reports of the Directors and auditor, fixing or changing the number of Directors, approval of a motion to elect two or more Directors by a single resolution, the election of Directors, the appointment of the auditor, the fixing of the remuneration of the auditor and such other business as by these Articles or the Company Act ought to be transacted at a general meeting without prior notice thereof being given to the members or any business which is brought under consideration by the report of the Directors.

11.2 No business, other than election of the chairman or the adjournment of the meeting, shall be transacted at any general meeting unless a quorum of members in person or by proxy, entitled to attend and vote, is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

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11.3          Save as herein otherwise provided, a quorum shall be one member, or one proxyholder representing members, holding not less than one-twentieth of the issued shares entitled to be voted at the meeting. If there is only one member the quorum is one person present and being, or representing by proxy, such member. The Directors, the Secretary or, in his absence, an Assistant Secretary, and the solicitor of the Company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he shall be a member or proxyholder entitled to vote thereat.

11.4 If within half an hour from the time appointed for a general meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and, if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the person or persons present and being, or representing by proxy, a member or members entitled to attend and vote at the meeting shall be a quorum.

11.5 The Chairman of the Board, if any, or in his absence the President of the Company or in his absence a Vice-President of the Company, if any, shall be entitled to preside as chairman at every general meeting of the Company. Notwithstanding the foregoing, with the consent of the meeting, which consent may be expressed by the failure to object of any person present and entitled to vote, the solicitor of the Company may act as chairman of the meeting.

11.6 If at any general meeting neither the Chairman of the Board nor President nor a Vice-President is present within fifteen minutes after the time appointed for holding the meeting or is willing to act as chairman, the Directors present, shall choose someone of their number, or the solicitor of the Company, to be chairman. If all the Directors present, and the solicitor of the Company, decline to take the chair or fail to so choose or if no Director be present, the persons present and entitled to vote shall choose one of their number to be chairman.

11.7 The chairman may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 30 days or more, notice, but not the advance notice otherwise required with respect to the election of Directors of a reporting Company, of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

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11.8          No motion proposed at a general meeting need be seconded and the chairman may propose or second a motion.

11.9 Subject to the provisions of the Company Act at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is directed by the chairman or demanded by at least one member entitled to vote who is present in person or by proxy. The chairman shall declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, and such decision shall be entered in the book of proceedings of the Company. A declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority and an entry to that effect in the book of the proceedings of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

11.10 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a casting vote in addition to the vote or votes to which he may be entitled as a member or proxyholder.

11.11 No poll may be demanded on the election of a chairman. A poll demanded on a question of adjournment shall be taken at the meeting without adjournment. A poll demanded on any other question shall be taken as soon as, in the opinion of the chairman, is reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the chairman of the meeting directs. The result of the poll shall be deemed to be the resolution of and passed at the meeting at which the poll was demanded. Any business other than that upon which the poll has been demanded may be proceeded with pending the taking of the poll. A demand for a poll may be withdrawn.

11.12 In the case of any dispute as to the admission or rejection of a vote, whether by show of hands or on a poll, the chairman shall determine the same, and his determination made in good faith is final and conclusive.

11.13 Every ballot cast upon a poll and every proxy appointing a proxyholder who casts a ballot upon a poll shall be retained by the Secretary for such period and be subject to such inspection as the Company Act may provide.

11.14 On a poll a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

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11.15     Unless the Company Act, the Memorandum or these Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution.

11.16 A resolution submitted to all members entitled to vote and consented to in writing, whether by document, telegram, telex or any method of transmitting legibly recorded messages or other means, by all of the members entitled to vote, in the case of a special resolution, or so consented to by members holding shares carrying 75% of the votes entitled to be cast in the case of an ordinary resolution shall be as valid and effectual as if it had been passed at a meeting of the members duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the members and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

                                PART 12
                           VOTES OF MEMBERS
                           ----------------

12.1 Subject to any special voting rights or restrictions attached to any class of shares and the restrictions on joint registered holders of shares, on a show of hands every member who is present in person or by proxy and entitled to vote thereat shall have one vote and on a poll every member shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxy.

12.2 Any person who is not registered as a member but is entitled to vote at any general meeting in respect of a share, may vote the share in the same manner as if he were a member; but, unless the Directors have previously admitted his right to vote at that meeting in respect of the share, he shall satisfy the Directors of his right to vote the share before the time for holding the meeting, or adjourned meeting, as the case may be, at which he proposes to vote.

12.3 Any corporation not being a subsidiary which is a member of the Company may by resolution of its Directors or other governing body authorize such person as it thinks fit to act as its representative at any general meeting or class meeting. The person so authorized shall be entitled to exercise in respect of and at such meeting the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company personally present, including, without limitation, the right, unless restricted by such resolution, to appoint a proxyholder to represent such corporation, and shall be counted for the purpose of forming a quorum if present at the meeting. Evidence of the resolution appointing any such

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representative may be sent to the Company by written instrument, telegram, telex or any method of transmitting legibly recorded messages. Notwithstanding the foregoing, a corporation being a member may appoint a proxyholder.

12.4 Where there are joint members registered in respect of any share, any one of the joint members may vote at any meeting in person, by proxy or by authorized representative in respect of the share as if he were solely entitled to it. If more than one of the joint members is present at any meeting in person, by proxy or by authorized representative, the joint member so present whose name stands first on the register of members in respect of the share shall alone be entitled to vote in respect of that share. For the purpose of this Article several executors or administrators of a deceased member in whose sole name any share stands shall be deemed joint members.

12.5 A member of unsound mind entitled to attend and vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee or other person in the nature of a committee appointed by that court, and any such committee, or other person may appoint a proxyholder. The chairman may require such proof of such appointment as he sees fit.

12.6 A member holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more (but, in the case of a non-reporting Company, not more than five) proxyholders to attend, act and vote for him on the same occasion. If such a member should appoint more than one proxyholder for the same occasion he shall specify the number of shares each proxyholder shall be entitled to vote. A member may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder.

12.7 Any person, having attained the age of majority, may act as proxyholder whether or not he is entitled on his own behalf to be present and to vote at the meeting at which he acts as proxyholder. The proxy may authorize the person so appointed to act as proxyholder for the appointor for the period, at any meeting or meetings, and to the extent permitted by the Company Act.

12.8 A proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation, either under the seal of the corporation or under the hand of a duly authorized officer or attorney of that corporation.

12.9 Unless the Directors fix some other time by which proxies must be deposited, a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof, shall be deposited at the registered office

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of the Company or at such other place as is specified for that purpose in the notice convening the meeting, not less than 48 hours (excluding Saturdays and holidays) before the time for holding the meeting in respect of which the person named in the instrument is appointed.

12.10 In addition to any other method of depositing proxies provided for in these Articles, the Directors may by resolution make regulations relating to the depositing of proxies at any place or places and fixing the time for depositing the proxies. If the Company is or becomes a reporting company, the time so fixed shall not exceed 48 hours (excluding Saturdays and holidays) preceding the meeting or adjourned meeting specified in the notice calling a meeting of members and providing for particulars of such proxies to be sent to the Company or any agent of the Company in writing or by letter, telegram, telex or any method of transmitting legibly recorded messages so as to arrive before the commencement of the meeting or adjourned meeting at the office of the Company or of any agent of the Company appointed for the purpose of receiving such particulars and providing that proxies so deposited may be acted upon as though the proxies themselves were deposited as required by this Part and votes given in accordance with such regulations shall be valid and shall be counted.

12.11 Unless the Company Act or any other statute or law requires any other form of proxy, a proxy, whether for a specified meeting or otherwise, shall be either in the form following or in any other form that the Directors or the chairman of the meeting shall approve:

                    Immune Network Research Ltd.

   The undersigned, being a member of the above named Company, appoints
                                     of                     or failing him
   ---------------------------------    -------------------
                        of                       for the undersigned to attend,
   --------------------    ---------------------
   act and vote for and on behalf of the undersigned at the general meeting of
   the Company to be held on the     day of         and at any adjournment
                                 ---        ------- thereof.

   Signed this            , 19   .
               -----------    ---


                                              ----------------------------
                                              (Signature of Member)

12.12 A vote given in accordance with the terms of a proxy is valid notwithstanding the previous death or incapacity of the member giving the proxy or the revocation of the proxy or of the authority under which the form of proxy was executed or the

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transfer of the share in respect of which the proxy is given, provided that no notification in writing of such death, incapacity, revocation or transfer shall have been received at the registered office of the Company or by the chairman of the meeting or adjourned meeting for which the proxy was given before the vote was taken.

12.13     Every proxy may be revoked by an instrument in writing:

            (i) executed by the member giving the same or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation; and

           (ii) delivered either at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken;

or in any other manner provided by law.

12.14 The chairman of the meeting may determine whether or not a proxy, deposited for use at such meeting, which may not strictly comply with the requirements of this Part as to form, execution, accompanying documentation, time of filing, or otherwise, shall be valid for use at such meeting and any such determination made in good faith shall be final, conclusive and binding upon such meeting.

                                PART 13
                               DIRECTORS
                               ---------

13.1 The persons set out in the Amalgamation Agreement are the Company's first Directors. The Directors to succeed the first Directors may be appointed in writing by a majority of the directors or at a meeting of the directors, or if not so appointed, they shall be elected by the members entitled to vote on the election of Directors. The number of Directors, excluding additional Directors, may be fixed or changed from time to time by ordinary resolution, whether previous notice thereof has been given or not, but notwithstanding anything contained in these Articles

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the number of Directors shall never be less than one or, if the Company is or becomes a reporting company, less than three.

13.2 The remuneration of the Directors may from time to time be determined by the Directors unless by ordinary resolution the members determine that such remuneration shall be determined by the members. Such remuneration may be in addition to any salary or other remuneration paid to any Director in his capacity as Officer or employee of the Company. The Directors shall be reimbursed for reasonable travelling, hotel and other expenses they incur in and about the business of the Company and if any Director shall perform any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such Director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The Directors on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any Director who has held any office or position with the Company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

13.3 A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the Company Act to become or act as a Director. Any Director who is not a member shall be deemed to have agreed to be bound by the provisions of the articles to the same extent as if he were a member of the Company.

                                PART 14
                   ELECTION AND REMOVAL OF DIRECTORS
                   ---------------------------------

14.1 At each annual general meeting of the Company all the Directors shall retire and the members entitled to vote thereat shall elect a Board of Directors consisting of the number of Directors for the time being fixed pursuant to these Articles.

14.2          A retiring Director shall be eligible for re-election.

14.3 Where the Company fails to hold an annual general meeting in accordance with the Company Act, the Directors then in office shall be deemed to have been elected or appointed as Directors on the last day on which the annual general meeting could have been held pursuant to these Articles and they may hold office until other Directors are appointed or elected or until the day on which the next annual general meeting is held.

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14.4          If at any general meeting at which there should be an election of
Directors the places of any of the retiring Directors are not filled by such election, such of the retiring Directors who are not re-elected as may be requested by the newly-elected Directors shall, if willing to do so, continue in office to complete the number of Directors for the time being fixed pursuant to these Articles until further new Directors are elected at a general meeting convened for the purpose. If any such election or continuance of Directors does not result in the election or continuance of the number of Directors for the time being fixed pursuant to these Articles such number shall be fixed at the number of Directors actually elected or continued in office.

14.5 The remaining Directors or Director shall have the power from time to time to appoint any person as a Director to fill any casual vacancy occurring in the Board of Directors.

14.6 Between successive annual general meetings the Directors shall have power to appoint one or more additional Directors but the number of additional Directors shall not be more than one-third of the number of Directors elected or appointed at the last annual general meeting. Any Director so appointed shall hold office only until the next following annual general meeting of the Company, but shall be eligible for election at such meeting and, so long as he is an additional Director, the number of Directors shall be increased accordingly.

14.7 Any Director may by instrument in writing delivered to the Company appoint any person to be his alternate to act in his place at meetings of the Directors at which he is not present unless the Directors shall have reasonably disapproved the appointment of such person as an alternate Director and shallhave given notice to that effect to the Director appointing the alternate Director within a reasonable time after delivery of such instrument to the Company. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote as a Director at a meeting at which the person appointing him is not personally present, and, if he is a Director, to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time by instrument, telegram, telex or any method of transmitting legibly recorded messages delivered to the Company revoke the appointment of an alternate appointed by him. The remuneration payable to such an alternate shall be payable out of the remuneration of the Director appointing him.

14.8          A Director ceases to hold office when he:

            (i)     dies;

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           (ii)     resigns his office by notice in writing delivered to the
                    registered office of the Company;

          (iii) is convicted of an indictable offence and the other Directors shall have resolved to remove him;

           (iv) ceases to be qualified to act as a Director pursuant to the Company Act; or

            (v)     is removed in accordance with Article 14.10.

14.9 Every resignation of a Director becomes effective at the time a written resignation is delivered to the registered office of the Company or at the time specified in the resignation, whichever is later.

14.10 The Company may by special resolution remove any Director before the expiration of his period of office and may by an ordinary resolution appoint another person in his stead.

                               PART 15
                    POWERS AND DUTIES OF DIRECTORS
                    ------------------------------

15.1 The Directors shall manage or supervise the management of the affairs and business of the Company and shall have the authority to exercise all such powers of the Company as are not, by the Company Act or by the Memorandum or these Articles, required to be exercised by the Company in general meeting.

15.2 The Directors may from time to time by power of attorney or other instrument under seal appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles and excepting the powers of the Directors relating to the constitution of the Board and of any of its committees and the appointment or removal of Officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the Directors may think fit, and any such appointment may be made in favour of any of the Directors or any of the members of the Company or in favour of any corporation, or of any of the members, Directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the Directors think fit. Any such attorney may be authorized by the Directors to sub-delegate all or any of the

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powers, authorities and discretions for the time being vested in him.

                                   PART 16
                     DISCLOSURE OF INTEREST OF DIRECTORS
                     -----------------------------------

16.1 A Director who is in any way, directly or indirectly, interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Company Act.

16.2 A Director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. Subject to the provisions of the Company Act, the prohibitions contained in this Part shall not apply to:

            (i) any contract or transaction relating to a loan to the Company, the repayment of all or part of which a Director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing;

           (ii) any contract or transaction made, or to be made, with or for the benefit of an affiliated corporation of which a Director is a Director or Officer;

          (iii) any contract by a Director to subscribe for or underwrite shares or debentures to be issued by the Company or a subsidiary of the Company, or any contract, arrangement or transaction in which a Director is, directly or indirectly, interested if all the other Directors are also, directly or indirectly, interested in the contract, arrangement or transaction;

           (iv)     determining the remuneration of the Directors;

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            (v)     purchasing and maintaining insurance to cover Directors
                    against liability incurred by them as Directors; or

           (vi)     the indemnification of any Director by the Company.

These exceptions may from time to time be suspended or amended to any extent approved by the Company in general meeting and permitted by the Company Act, either generally or in respect of any particular contract or transaction or for any particular period.

16.3 A Director may hold any office or position with the Company, other than the office of auditor of the Company, in conjunction with his office of Director for such period and on such terms, as to remuneration or otherwise, as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or position or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Company Act, no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested shall be liable to be voided by reason thereof.

16.4 Subject to compliance with the provisions of the Company Act, a Director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

16.5 A Director may be or become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a member or otherwise, and, subject to compliance with the provisions of the Company Act, such Director shall not be accountable to the Company for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm.

                                   PART 17
                           PROCEEDINGS OF DIRECTORS
                           ------------------------

17.1 The Chairman of the Board, if any, or in his absence the President, shall preside as chairman at every meeting of the Directors, or if there is no Chairman of the Board or neither the Chairman of Board nor the President is present within fifteen minutes of the time appointed for holding the meeting or is willing to act as chairman, or, if the Chairman of the Board, if any, and the President have advised the Secretary that they will not be present at the meeting, the Directors present shall choose one of

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their number to be chairman of the meeting.  With the consent of the meeting, the solicitor of the Company may act as Chairman of a meeting of the Directors.

17.2 The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings, as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall not have a second or casting vote. Meetings of the Board held at regular intervals may be held at such place, at such time and upon such notice (if any) as the Board may by resolution from time to time determine.

17.3 A Director may participate in a meeting of the Board or of any committee of the Directors by means of conference telephones or other communications facilities by means of which all Directors participating in the meeting can hear each other and provided that all such Directors agree to such participation. A Director participating in a meeting in accordance with this Article shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

17.4 A Director may, and the Secretary or an Assistant Secretary upon request of a Director shall, call a meeting of the Board at any time. Reasonable notice shall be given for any meeting specifying the place, day and hour of such meeting shall be given by mail, postage prepaid, addressed to each of the Directors and alternate Directors at his address as it appears on the
books of the     Company or by leaving it at his usual business or residential address or by telephone, telegram, telex, or any method of transmitting legibly recorded messages. It shall not be necessary to give notice of a meeting of Directors to any Director or alternate Director if such meeting is to be held immediately following a general meeting at which such Director shall have been elected or is the meeting of Directors at which such Director is appointed. Accidental omission to give notice of a meeting of Directors to, or by the non-receipt of notice by, any Director shall not invalidate the proceedings at that meeting.

17.5 Any Director of the Company may file with the Secretary a document executed by him waiving notice of any past, present or future meeting or meetings of the Directors being, or required to have been, sent to him and may at any time withdraw such waiver with respect to meetings held thereafter. After the filing of such waiver with respect to future meetings, and until such waiver is withdrawn, no notice of any meeting of the Directors need be given to such Director or, unless the Director otherwise requires in writing to the Secretary, to his alternate Director, and all meetings of the Directors so held shall be deemed not to be improperly called or constituted by reason of notice not having been given to such Director or alternate Director.

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17.6     The quorum necessary for the transaction of the business of the
Directors may be fixed by the Directors and if not so fixed shall be a majority of the Directors or, if the number of Directors is fixed at one, shall be one Director.

17.7 The Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed pursuant to these Articles as the necessary quorum of Directors, the Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

17.8 Subject to the provisions of the Company Act, all acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall, not-withstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of any such Directors or of the members of such committee or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly elected or appointed and was qualified to be a Director.

17.9 A resolution consented to in writing, whether by document, telegram, telex or any method of transmitting legibly recorded messages or other means, by all of the Directors or their alternates shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the Directors and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

17.10 No resolution proposed at a meeting of Directors need be seconded, and the chairman of any meeting is entitled to move or propose a resolution.

                                 PART 18
                      EXECUTIVE AND OTHER COMMITTEES
                      ------------------------------

18.1 The Directors may by resolution appoint an Executive Committee to consist of such member or members of their body as they think fit, which Committee shall have, and may exercise during the intervals between the meetings of the Board, all the powers vested in the Board except the power to fill vacancies in the Board, the power to change the membership of, or fill vacancies in, said Committee or any other committee of the Board and such other powers, if any, as may be specified in the resolution. The said Committee shall keep regular minutes of its transactions and shall cause them to be recorded in books kept for that purpose, and shall

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report the same to the Board of Directors at such times as the Board of
Directors may from time to time require. The Board shall have the power at any time to revoke or override the authority given to or acts done by the Executive Committee, except as to acts done before such revocation or overriding, and to terminate the appointment or change the membership of such Committee and to fill vacancies in it. The Executive Committee may make rules for the conduct of its business and may appoint such assistants as it may deem necessary. A majority of the members of said Committee shall constitute a quorum thereof.

18.2 The Directors may by resolution appoint one or more committees consisting of such member or members of their body as they think fit and may delegate to any such committee between meetings of the Board such powers of the Board (except the power to fill vacancies in the Board and the power to change the membership of or fill vacancies in any committee of the Board and the power to appoint or remove Officers appointed by the Board) subject to such conditions as may be prescribed in such resolution, and all committees so appointed shall keep regular minutes of their transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Directors shall also have power at any time to revoke or override any authority given to or acts to be done by any such committees except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of a committee and to fill vacancies in it. Committees may make rules for the conduct of their business and may appoint such assistants as they may deem necessary. A majority of the members of a committee shall constitute a quorum thereof.

18.3 The Executive Committee and any other committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members of the committee present, and in case of an equality of votes the chairman shall not have a second or casting vote. A resolution approved in writing by all the members of the Executive Committee or any other committee shall be as valid and effective as if it had been passed at a meeting of such Committee duly called and constituted. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

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                                 PART 19
                                OFFICERS
                                --------

19.1 The Directors shall, from time to time, appoint a President and a Secretary and such other Officers, if any, as the Directors shall determine and the Directors may, at any time, terminate any such appointment. No Officer shall be appointed unless he is qualified in accordance with the provisions of the Company Act.

19.2 One person may hold more than one of such offices except that the offices of President and Secretary must be held by different persons unless the Company has only one member. Any person appointed as the Chairman of the Board, the President or the Managing Director shall be a Director. The other Officers need not be Directors. The remuneration of the Officers of the Company as such and the terms and conditions of their tenure of office or employment shall from time to time be determined by the Directors; such remuneration may be by way of salary, fees, wages, commission or participation in profits or any other means or all of these modes and an Officer may in addition to such remuneration be entitled to receive after he ceases to hold such office or leaves the employment of the Company a pension or gratuity. The Directors may decide what functions and duties each Officer shall perform and may entrust to and confer upon him any of the powers exercisable by them upon such terms and conditions and with such restrictions as they think fit and may from time to time revoke, withdraw, alter
or vary all     or any of such functions, duties and powers.  The Secretary shall, inter alia, perform the functions of the Secretary specified in the Company Act.

19.3 Every Officer of the Company who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might he created in conflict with his duties or interests as an Officer of the Company shall, in writing, disclose to the President the fact and the nature, character and extent of the conflict.

                                PART 20
         INDEMNITY AND PROTECTION OF DIRECTORS, OFFICERS AND EMPLOYEES
         -------------------------------------------------------------

20.1 Subject to the provisions of the Company Act, the Directors shall cause the Company to indemnify a Director or former Director of the Company and the Directors may cause the Company to indemnify a Director or former Director of a corporation of which the Company is or was a member and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or

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administrative action or proceeding to which he is or they are made a party by reason of his being or having been a Director of the Company or a Director of such corporation, including any action brought by the Company or any such corporation. Each Director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

20.2 Subject to the provisions of the Company Act, the Directors may cause the Company to indemnify any Officer, employee or agent of the Company or of a corporation of which the Company is or was a member (notwithstanding that he is also a Director) and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an Officer, employee or agent of the Company or such corporation. In addition the Company shall indemnify the Secretary or an Assistant Secretary of the Company (if he shall not be a full time employee of the Company and notwithstanding that he is also a Director) and his respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him or them and arising out of the functions assigned to the Secretary by the Company Act or these Articles and each such Secretary and Assistant Secretary shall on being appointed be deemed to have contracted with the Company on the terms of the foregoing indemnity.

20.3 The failure of a Director or Officer of the Company to comply with the provisions of the Company Act or of the Memorandum or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

20.4 The Directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was serving as a Director, Officer, employee or agent of the Company or as a Director, officer, employee or agent of any corporation of which the Company is or was a member and his heirs or personal representatives against any liability incurred by him as such Director, Officer, employee or agent.

                                 PART 21
                          DIVIDENDS AND RESERVE
                          ---------------------

21.1 The Directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive. The Company may pay any such dividend wholly or in part by the distribution of specific assets,

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and in particular by paid up shares, bonds, debentures or other securities of the Company or any other corporation, or in any one or more such ways as may be authorized by the Company or the Directors, and where any difficulty arises with regard to such a distribution the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any members are entitled shall be made to any members on the basis of the value so fixed to adjust the rights of all parties, and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.

21.2 Any dividend declared on shares of any class by the Directors may be made payable on such date as is fixed by the Directors.

21.3 Subject to the rights of members (if any) holding shares with specific rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

21.4 The Directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit. The Directors may also, without placing the same in reserve, carry forward such funds which they think prudent not to divide.

21.5 If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonus or other moneys payable in respect of the share.

21.6 No dividend shall bear interest against the Company. Where the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

21.7 Any dividend, bonus or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register, or to such person and to such address as the holder or joint holders may direct in writing. Every such cheque or warrant shall be made payable to the

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order of the person to whom it is sent.  The mailing of such cheque or warrant shall, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted) discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

21.8 Notwithstanding anything contained in these Articles, the Directors may from time to time capitalize any undistributed surplus on hand of the Company and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Company as a dividend representing such undistributed surplus on hand or any part thereof.

21.9 Notwithstanding any other provisions of these articles should any dividend result in any members being entitled to a fractional part of a share of the Company, the Directors shall have the right to pay such members in place of that fractional share, the cash equivalent thereof calculated on the par value thereof or, in the case of shares without par value, calculated on the price or consideration for which such shares were or were deemed to be issued, and shall have the further right and complete discretion to carry out such distribution and to adjust the rights of the members with respect thereon on as practical and equitable a basis as possible including the right to arrange through a fiscal agent or otherwise for the sale, consolidation or other disposition of those fractional shares on behalf of those members of the Company.

                              PART 22
                   DOCUMENTS, RECORDS AND REPORTS
                   ------------------------------

22.1 The Company shall keep at its records office or at such other place as the Company Act may permit, the documents, copies, registers, minutes, and records which the Company is required by the Company Act to keep at its records office or such other place, as the case may be.

22.2 The Company shall cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the Company to record properly the financial affairs and condition of the Company and to comply with the Company Act.

22.3 Unless the Directors determine otherwise, or unless otherwise determined by an ordinary resolution, no member of the Company shall be entitled to inspect the accounting records of the Company.

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22.4     The Directors shall from time to time at the expense of the Company cause to be prepared and laid before the Company in general meeting such financial statements and reports as are required by the Company Act.

22.5 Every member shall be entitled, on demand, to be furnished with a copy of the latest financial statement of the Company including the auditor's report on it, if any, and, if so required by the Company Act, a copy of each annual financial statement and interim financial statement shall be mailed to each member.

                               PART 23
                               NOTICES
                               -------

23.1 A notice, statement, report or other document may be given or delivered by the Company to any member either by delivery to him personally or by sending it by mail to his address as recorded in the register of members. Where a notice, statement, report or other document is sent by mail, service or delivery of the notice, statement or report shall be deemed to be effected by properly addressing, prepaying and mailing the notice, statement or report and to have been given on the day, Saturdays and holidays excepted, following the date of mailing. A certificate signed by the Secretary or other Officer of the Company or of any other corporation acting in that behalf for the Company that the letter, envelope or wrapper containing the notice, statement, report or other document was so addressed, prepaid and mailed shall be conclusive evidence thereof.

23.2 A notice, statement, report or other document may be given or delivered by the Company to the joint holders of a share by giving the notice to the joint holder first named in the register of members in respect of the share.

23.3 A notice, statement, report or other document may be given or delivered by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a member by sending it by mail, prepaid, addressed to them by name or by the title of representatives of the deceased or incapacitated person or trustee of the bankrupt, or by any like description, at the address (if any) supplied to the Company for the purpose by the persons claiming to be so entitled, or (until such address has been so supplied) by giving the notice in a manner in which the same might have been given if the death, bankruptcy or incapacity had not occurred.

23.4 Notice of every general meeting or meeting of members holding shares of a particular class or series shall be given in a manner hereinbefore authorized to every member holding at the time

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of the issue of the notice or the date fixed for determining the members entitled to such notice, whichever is the earlier, shares which confer the right to notice of and to attend and vote at any such meeting. No other person except the auditor of the Company and the Directors of the Company shall be entitled to receive notices of any such meeting.

                               PART 24
                            RECORD DATES
                            ------------

24.1 The Directors may fix in advance a date, which shall not be more than the maximum number of days permitted by the Company Act, preceding the date of any meeting of members, including class and series meetings, or of the payment of any dividend or of the proposed taking of any other proper action requiring the determination of members, as the record date for the determination of the members entitled to notice of, or to attend and vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend or for any other proper purpose and, in such case, notwithstanding anything elsewhere contained in these Articles, only members of record on the date so fixed shall be deemed to be members for the purposes aforesaid.

24.2 Where no record date is so fixed f or the determination of members as provided in the preceding Article the date on which the notice is mailed or on which the resolution declaring the dividend is adopted, as the case may be, shall be the record date for such determination.

                               PART 25
                                SEAL
                                ----

25.1 The Directors may provide a seal for the Company and, if they do so, shall provide for the safe custody of the seal which shall not be affixed to any instrument except in the presence of the following persons, namely:

            (i)     any two Directors; or

           (ii) any one of the Chairman of the Board, the President, the Managing Director, a Director or a Vice-President together with any one of the Secretary, the Treasurer, the Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer and an Assistant Secretary-Treasurer; or

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          (iii)     if the Company shall have only one member, the President or the Secretary; or

           (iv) such person or persons as the Directors may from time to time by resolution appoint;

and the said Directors, Officers, person or persons in whose presence the seal is so affixed to an instrument shall sign such instrument. For the purpose of certifying under seal true copies of any document or resolution the seal may be affixed in the presence of any one of the foregoing persons.

25.2 To enable the seal of the Company to be affixed to any bonds, debentures, share certificates, or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the Directors or Officers of the Company are, in accordance with the Company Act and/or these Articles, printed or otherwise mechanically reproduced there may be delivered to the firm or company employed to engrave, lithograph or print such definitive or interim bonds, debentures, share certificates or other securities one or more unmounted dies reproducing the Company's seal and the Chairman of the Board, the President, the Managing Director or a Vice-President and the Secretary, Treasurer, Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer or an Assistant Secretary-Treasurer may by a document authorize such firm or company to cause the Company's seal to be affixed to such definitive or interim bonds, debentures, share certificates or other securities by the use of such dies. Bonds, debentures, share certificates or other securities to which the Company's seal has been so affixed shall for all purposes be deemed to be under and to bear the Company's seal lawfully affixed thereto.

25.3 The Company may have an official seal for use in any other province, state, territory or country, and all of the powers conferred by the Company Act with respect thereto may be exercised by the Directors or by a duly authorized agent of the Company.

                                   PART 26
                     MECHANICAL REPRODUCTION OF SIGNATURES
                     -------------------------------------

26.1 The signature of any Officer, Director, registrar, branch registrar, transfer agent or branch agent of the Company, unless otherwise required by the Company Act or by these Articles, may, if authorized by the Directors, be printed, lithographed, engraved or otherwise mechanically reproduced upon all instruments executed or issued by the Company or any Officer thereof; and any instrument on which the signature of any such person is so reproduced shall be deemed to have been manually signed by such person whose signature is so reproduced and shall be as valid to all intents and purposes

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as if such instrument had been signed manually, and notwithstanding that the person whose signature is so reproduced may have ceased to hold the office that he is stated on such instrument to hold at the date of the delivery or issue of such instrument.

26.2 The term "instrument" as used in Article 26.1, shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, agreements, releases, receipts and discharges for the payment of money or other obligation, shares and share warrants of the Company, bonds, debentures and other debt obligations of the Company, and all paper writings.




Hanna Heppell Bell & Visosky

                                 EXHIBIT 2

   Instruments Defining the Rights of Holders of Securities Being Registered
                        (See Exhibits 1-4 above)

                              EXHIBIT 3-1

                  Escrow Agreement dated December 7, 1995

                           ESCROW AGREEMENT
                           ----------------

THIS AGREEMENT is dated for reference the 7th day of December, 1995.

AMONG:

   THE MONTREAL TRUST COMPANY OF CANADA, having an office at 510 Burrard Street,
   -------------------------------------
   Vancouver, British, Columbia, V6C 3B9

   (the "Escrow Agent")

                                                      OF THE FIRST PART

AND:

   IMMUNE NETWORK -RESEARCH LTD.,  having an office at Suite 900 - 475:Howe
   ------------------------------
   Street, Vancouver, British Columbia, V6C 3C8

   (the "INR")

                                                      OF THE SECOND PART

AND:

   BOBBY CADILLAC'S FOOD CORPORATION, 2201 - 2075 Comox Street, Vancouver,
   ---------------------------------
   British Columbia, V6G 1S2

   ("BCFC")

                                                      OF THE THIRD PART

AND:

   EACH SHAREHOLDER, as defined in this Agreement
   ----------------

   (collectively, the "Parties")

                                                      OF THE FOURTH PART

     WHEREAS pursuant to an Amalgamation Agreement dated April 21, 1995 among INR and BCFC, INR and BCFC have agreed to amalgamate (the "Amalgamation") to form a new entity to be known as "Immune Network Research Ltd." (the "Issuer");

     AND WHEREAS pursuant to the Amalgamation, each Shareholder will acquire Shares of the Issuer;

     AND WHEREAS the Escrow Agent has agreed to act as escrow agent for the Issuer in respect of the Shares upon the acquisition of the Shares by each Shareholder;

     NOW THEREFORE in consideration of the covenants contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which is acknowledged), the Parties agree as follows:

1.     INTERPRETATION

In this Agreement:

(a) "Acknowledgment" means the acknowledgment and agreement to be bound in the form attached as Schedule "A" to this Agreement;

(b)     "Act" means the Securities Act, S.B.C. 1985, c.83;

(c)     "Exchange" means the Vancouver Stock Exchange;

(d) "Local Policy Statement 3-07" means the Local Policy Statement 3-07 in effect as of the date of reference of this Agreement and attached as Schedule "B" to this Agreement;

(e) "Shareholder" means a person who is or will become a holder of shares of the Issuer who executes this Agreement or an Acknowledgment;

(f) "Shares" means the shares of each Shareholder described in Schedule "C" to this Agreement, as amended from time to time in accordance with section 9;

(g) "Superintendent" means the Superintendent of Brokers appointed under the Act; and

(h) "Superintendent or the Exchange" means the Superintendent, if the shares of the Issuer are not listed on the Exchange, or the Exchange if the shares of the Issuer are listed on the Exchange.

2.     PLACEMENT OF SHARES IN ESCROW

The Shareholder places the Shares in escrow with the Escrow Agent and shall deliver the certificates representing the Shares to the Escrow Agent as soon as practicable.

3.     VOTING OF SHARES IN ESCROW

Except as provided by section 4(a), the Shareholder may exercise all voting rights attached to the Shares.

4.     WAIVER OF SHAREHOLDER'S RIGHTS

The Shareholder waives the rights attached to the Shares:

(a)     to vote the Shares on a resolution to cancel any of the Shares;

(b)     to receive dividends; and

(c) to participate in the assets and property of the Issuer on a winding up or dissolution of the Issuer.

5.     ABSTENTION FROM VOTING AS A DIRECTOR

A Shareholder that is or becomes a director of the Issuer shall abstain from voting on a directors' resolution to cancel any of the Shares.

6.     TRANSFER WITHIN ESCROW

(1) The Shareholder shall not transfer any of the Shares except in accordance with Local Policy Statement 3-07 and with the consent of the Superintendent or the Exchange.

(2) The Escrow Agent shall not effect a transfer of the Shares within escrow unless the Escrow Agent has received:

(a) a copy of an Acknowledgment executed by the person to whom the Shares are to be transferred, and

(b) a letter from the Superintendent or the Exchange consenting to the transfer.

(3) Upon the death or bankruptcy of a Shareholder, the Escrow Agent shall hold the Shares subject to this Agreement for the person that is legally entitled to become a registered owner of the Shares.

(4) If a Shareholder ceases to be a "principal", as that term is defined in Local Policy 3-07, such Shareholder shall be entitled to retain ownership of the Shares and shall not be required to transfer or surrender to the Issuer for cancellation any Shares held by him except where required by section 8.

7.     RELEASE FROM ESCROW

(1) The Shareholder irrevocably directs the Escrow Agent to retain the Shares until the Shares are released from escrow pursuant to subsection (2) or surrendered for cancellation pursuant to section 8.

(2) The Escrow Agent shall not release the Shares from escrow unless the Escrow Agent has received a letter from the Superintendent or the Exchange consenting to the release.

(3) The approval of the Superintendent or the Exchange to a release from escrow of any of the Shares shall terminate this Agreement only in respect of the Shares so released.

8.     SURRENDER FOR CANCELLATION

The Shareholder shall surrender the Shares for cancellation and the Escrow Agent shall deliver the certificates representing such Shares to the Issuer:

(a) at the time of a major reorganization of the Issuer, if required as a condition of the consent to the reorganization by the Superintendent or the Exchange,

(b) where the Issuer's shares have been subject to a cease trade order issued under the Act for a period of two consecutive years,

(c) 10 years from the date the Exchange accepts this Agreement for filing, or

(d)     where required by section 6(4).

9.      AMENDMENT OF AGREEMENT

(1) Subject to subsection (2), this Agreement may be amended only by a written agreement among the Parties and with the written consent of the Superintendent or the Exchange.

(2)     Schedule "C" to this Agreement shall be amended upon:

(a)     a transfer of Shares pursuant to section 6;

(b)     a release of Shares from escrow pursuant to section 7; or

(c)     a surrender of Shares for cancellation pursuant to section 8;

and the Escrow Agent shall note the amendment on the Schedule "C" in its possession.

10.     INDEMNIFICATION OF ESCROW AGENT

INR, BCFC, the Issuer and the Shareholders, jointly and severally, release, indemnify and save harmless the Escrow Agent from all costs, charges, claims, demands, damages, losses and expenses resulting from the Escrow Agent's compliance in good faith with this Agreement.

11.     RESIGNATION OF ESCROW AGENT

(1) If the Escrow Agent wishes to resign as escrow agent in respect of the Shares, the Escrow Agent shall give notice to the Issuer.

(2) If the Issuer wishes the Escrow Agent to resign as escrow agent in respect of the Shares, the Issuer shall give notice to the Escrow Agent.

(3) A notice referred to in subsections (1) or (2) shall be in writing and delivered to:

(a)     INR, BCFC or the Issuer at:

        Suite 900
        475 Howe Street
        Vancouver, British Columbia
        V6C 3C8

        Facsimile: (604) 684-5854

        or

(b)     the Escrow Agent at:

        510 Burrard Street
        Vancouver, British Columbia
        V6C 3139

Facsimile: (604) 683-3694

and the notice shall be deemed to have been received on the date of delivery. INR, BCFC, the Issuer or the Escrow Agent may change its address for notice by giving notice to the other party in accordance with this subsection.

(4) A copy of a notice referred to in subsections (1) or (2) shall concurrently be delivered to the Superintendent or the Exchange.

(5) The resignation of the Escrow Agent shall be effective and the Escrow Agent shall cease to be bound by this Agreement on the date that is 180 days after the date of receipt of the notice referred to in subsection (1) or (2) on such other date as the Escrow Agent and the Issuer may agree upon (the "resignation date").

(6) The Issuer shall, before the, resignation date and with the written consent of the Superintendent or the Exchange, appoint another escrow agent and that appointment shall be binding on the Issuer and the Shareholders.

12.     FURTHER ASSURANCES

The Parties shall execute and deliver any documents and perform any acts necessary to carry out the intent of this Agreement.

13.     TIME

Time is of the essence of this Agreement.

14.     GOVERNING LAWS

This Agreement shall be construed in accordance with and governed by the laws of British Columbia and the laws of Canada applicable in British Columbia.

15.     COUNTERPARTS

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which shall constitute one agreement.

16.     LANGUAGE

Wherever a singular expression is used in this Agreement, that expression is deemed to include the plural or the body corporate where required by the context.

17.     ENUREMENT

This Agreement enures to the benefit of and is binding on the Parties and their heirs, executors, administrators, successors and permitted assigns.

The Parties have executed and delivered this Agreement as of the date of reference of this Agreement.

The Common Seal of THE MONTREAL                     )
TRUST COMPANY OF CANADA was                         )
hereunto affixed in the presence of:                )              c/s
/s/ P. Hosfield                                     )
---------------------------                         )
Authorized Signatory                                )

/s/ L Buckley                                       )
---------------------------                         )
Authorized-Signatory                                )

The Corporate Seal of IMMUNE NETWORK                )
RESEARCH LTD. was hereunto affixed in the           )
presence of:                                        )
                                                    )              c/s
/s/ Ana Maria Gomez                                 )
--------------------------                          )
Authorized Signatory                                )
                                                    )
/s/ R. Gayton                                       )
--------------------------                          )
Authorized Signatory                                )

The Corporate Seal of BOBBY CADILLAC'S              )
FOOD CORPORATION was hereunto affixed               )
in the presence of:                                 )
                                                    )              c/s
/s/                                                 )
--------------------------                          )
Authorized Signatory                                )
                                                    )
/s/                                                 )
--------------------------                          )
Authorized Signatory                                )

SIGNED, SEALED AND DELIVERED by                     )
HOWARD CHANDLER in the presence of:                 )
                                                    )
/s/ Jennifer Chandler                               )
-----------------------------                       )
Name                                                )
                                                    )
76A Princes Pt. Rd., Yarmouth Me, USA, 04096        )
--------------------------------------------        )        /s/ H.M. Chandler
Address                                             )        -----------------
                                                    )        HOWARD CHANDLER
Secretary                                           )
---------------------------                         )
Occupation                                          )

SIGNED, SEALED AND DELIVERED by                     )
PIETER CULLIS in the presence of:                   )
                                                    )
/s/ Diane Tanguay                                   )
-----------------------------                       )
Name                                                )
                                                    )
6951 Dawson St., Vancouver BC, Canada, V5S 2W4)
----------------------------------------------      )        /s/ Pieter Cullis
Address                                             )        -----------------
                                                    )        PIETER CULLIS
Scientific Administration                           )
---------------------------                         )
Occupation                                          )

SIGNED, SEALED AND DELIVERED by                     )
J. HAIG deB. FARRIS in the presence of:             )
                                                    )
/s/ Catherine Knight                                )
-----------------------------                       )
Name                                                )
                                                    )
842 Tsawwassen Beach Rd., Delta BC, Canada          )
------------------------------------------          )   /s/ J. Haig deB. Farris
Address                                             )   -----------------------
                                                    )       J. HAIG deB. FARRIS
Secretary                                           )
---------------------------                         )
Occupation                                          )

SIGNED, SEALED AND DELIVERED by                     )
ROBERT GAYTON in the presence of:                   )
                                                    )
/s/ Catherine Knight                                )
-----------------------------                       )
Name                                                )
                                                    )
842 Tsawwassen Beach Rd., Delta BC, Canada, V4N 2J3 )
--------------------------------------------------- )       /s/ Robert Gayton
Address                                             )       -----------------
                                                    )       ROBERT GAYTON
Secretary                                           )
---------------------------                         )
Occupation                                          )

SIGNED, SEALED AND DELIVERED by                     )
ANA MARIA GOMEZ in the presence of:                 )
                                                    )
/s/ Catherine Knight                                )
-----------------------------                       )
Name                                                )
                                                    )
842 Tsawwassen Beach Rd., Delta BC, Canada, V4N 2J3 )
--------------------------------------------------- )      /s/ Ana Maria Gomez
Address                                             )       ------------------
                                                    )       ANA MARIA GOMEZ
Secretary                                           )
---------------------------                         )
Occupation                                          )

SIGNED, SEALED AND DELIVERED by                     )
MICHAEL GRANT in the presence of:                   )
                                                    )
/s/ Maureen Gallant                                 )
-----------------------------                       )
Name                                                )
                                                    )
41 Montenwil Dr. Mount Pearl NF, Canada             )
---------------------------------------             )       /s/ Michael Grant
Address                                             )       -----------------
                                                    )       MICHAEL GRANT
Science Technician I                                )
---------------------------                         )
Occupation                                          )

SIGNED, SEALED AND DELIVERED by                     )
GEOFFREY W. HOFFMAN in the presence of:             )
                                                    )
/s/ D. Hoffman                                      )
-----------------------------                       )
Name                                                )
                                                    )
3311 Quesnel Dr., Vancouver BC, Canada              )
--------------------------------------              )   /s/ Geoffrey W. Hoffman
Address                                             )   -----------------------
                                                    )       GEOFFREY W. HOFFMAN
Teacher                                             )
---------------------------                         )
Occupation                                          )

SIGNED, SEALED AND DELIVERED by                     )
VICTOR JONES in the presence of:                    )
                                                    )
/s/ Catherine Knight                                )
-----------------------------                       )
Name                                                )
                                                    )
842 Tsawwassen Beach, Delta BC, Canada              )
----------------------------------------            )        /s/ Victor Jones
Address                                             )        ----------------
                                                    )            VICTOR JONES
Secretary                                           )
---------------------------                         )
Occupation                                          )

SIGNED, SEALED AND DELIVERED by                     )
TRACY KION in the presence of:                      )
                                                    )
/s/ M. D. Whaley                                    )
-----------------------------                       )
Name                                                )
                                                    )
2899 Neptune Crescent, Burnaby BC, Canada, V3J 7A4  )
--------------------------------------------------  )   /s/ Tracy Kion
Address                                             )   --------------
                                                    )   TRACY KION
Research Assistant / Lab. Manager                   )
---------------------------                         )
Occupation                                          )

SIGNED, SEALED AND DELIVERED by                     )
SYBILLE MULLER in the presence of:                  )
                                                    )
/s/ Phyllis Burns                                   )
-----------------------------                       )
Name                                                )
                                                    )
800 Rose St., 200 Combs Research Building           )
-----------------------------------------           )     /s/ Sybille Muller
Address                                             )     ------------------
                                                    )         SYBILLE MULLER
Staff Assistant                                     )
---------------------------                         )
Occupation                                          )

SIGNED, SEALED AND DELIVERED by                     )
ROBERT SLOMAN in the presence of:                   )
                                                    )
/s/ Stephen Sim                                     )
-----------------------------                       )
Name                                                )
                                                    )
8826 NE 124th St., Kirkland WA, USA, 98034          )
------------------------------------------          )        /s/ Robert Sloman
Address                                             )    ---------------------
                                                    )            ROBERT SLOMAN
Customer Support Manager                            )
---------------------------                         )
Occupation                                          )

SIGNED, SEALED AND DELIVERED by                     )
CLAYTON WELDER in the presence of:                  )
                                                    )
/s/ Victor Jones                                    )
-----------------------------                       )
Name                                                )
                                                    )
4121 Vine St., Vancouver BC, Canada                 )
-------------------------------------               )       /s/ Clayton Welder
Address                                             )      -------------------
                                                    )           CLAYTON WELDER
Executive                                           )
---------------------------                         )
Occupation                                          )

SIGNED, SEALED AND DELIVERED by                     )
MARK WHALEY in the presence of:                     )
                                                    )
/s/ Ana Maria Gomez                                 )
-----------------------------                       )
Name                                                )
                                                    )
1005-1465 West 12th Ave., Canada                    )
---------------------------------                   )          /s/ Mark Whaley
Address                                             )       ------------------
                                                    )              MARK WHALEY
Research Scientist                                  )
---------------------------                         )
Occupation                                          )

SIGNED, SEALED AND DELIVERED by                     )
ROBERT D. WIENS in the presence of:                 )
                                                    )
/s/ Victor Jones                                    )
-----------------------------                       )
Name                                                )
                                                    )
4121 Vine St., Vancouver BC, Canada                 )
-----------------------------------                 )      /s/ Robert D. Wiens
Address                                             )       ------------------
                                                    )          ROBERT D. WIENS
Executive                                           )
---------------------------                         )
Occupation                                          )

SIGNED, SEALED AND DELIVERED by                     )
YU-ZHOU YANG in the presence of:                    )
                                                    )
/s/ Ana Maria Gomez                                 )
-----------------------------                       )
Name                                                )
                                                    )
1005-1465 West 12th Ave., Canada                    )
-----------------------------------                 )        /s/ Yu-Zhou Yang
Address                                             )        ----------------
                                                    )            YU-ZHOU YANG
Research Scientist                                  )
---------------------------                         )
Occupation                                          )

                               EXHIBIT 3-2


           Incentive Stock Options of Directors and Officers of the Company

AGREEMENT 1

THIS INCENTIVE STOCK OPTION AGREEMENT is made as of the 26th day of July, 1999.

BETWEEN: DR. ALEXANDER ZOLOTOY, 21 - 8591 Blundell Road, Richmond, British Columbia, V7Y 1K2

                  (the "Optionee")


AND: IMMUNE NETWORK RESEARCH LTD., having its registered and records office located at Suite 700, 625 Howe Street, Vancouver, British Columbia, V6C 2T6

                 (the "Company")


WHEREAS the Optionee is a director, senior officer, consultant, dependant contractor or a bona fide employee of the Company or a subsidiary thereof, or an employee of a company under contract to provide management services to the Company (the "Management Company") and requires as a condition of holding such position that the parties enter into this Agreement on the terms and conditions set forth,

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, the parties covenant and agree as follows:

1. The Company hereby grants to the Optionee as an incentive and in consideration of his services and not in lieu of salary or any other compensation, subject to the terms and conditions hereinafter set forth, the irrevocable right and option (the "Option") to purchase from time to time up to a total of 50,000 fully paid and non-assessable common shares in the capital stock of the Company. The Option is exercisable as to 25,000 common shares during the initial six month period of this Agreement, with the remainder exercisable at any time thereafter until the Expiry Date (hereinafter defined).

2. Subject to the provisions of paragraphs 1, 4, 5 and 8 hereof, the Option shall be exercisable by the Optionee in whole or in part at any time before 4:00 p.m. (Vancouver time) on July 25, 2004 (the "Expiry Date") at an exercise price of $0.23 per share.

3. In order to exercise the Option, the Optionee shall give written notice to the Company of his intention to exercise his Option in whole or in part, such notice to be accompanied by cash, certified cheque, bank draft or money order payable to the Company for the full amount of the purchase price of the share being then purchased. When such payment is received, the Company covenants and agrees to issue and deliver to the Optionee share certificates registered in the name of the Optionee for the number of shares so purchased.

4. The Optionee represents and warrants that he is a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or an employee of the Management Company. Subject to the provisions of paragraphs 5 and 8, the Option shall terminate at the close of business on the date which is thirty (30) calendar days after the Optionee ceases to be a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or ceases to be an employee of the Management Company and any unexercised portion of the Option may not be exercised by the Optionee after such time.

5. If at any time the Optionee shall be dismissed by the Company or the Management Company for cause or if the Company's contract with the Management Company or with the Optionee terminates, any unexercised portion of the Option shall immediately terminate.

6. The Optionee shall not, either during the term of his employment with the Company or the Management Company or while under contract with the Company or a subsidiary thereof, or at any time thereafter, disclose to any person, firm or corporation any confidential information concerning the business affairs of the Company which the Optionee may have acquired in the course of or incidental to his employment or otherwise, whether for his own benefit, or to the detriment, or intended or probable detriment, of the Company.

7. The Optionee shall at all times abide by all lawful directives given by the board of directors of the Company.

8. If the Optionee should die while any Options are exercisable, the Option may then be exercised by his legal heirs or personal representatives, to the same extent as if the Optionee was alive and a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or of the Management Company, on or before the earlier of a period of twelve (12) months after the Optionee's death or the Expiry Date but only for such shares as the Optionee was entitled to at the date of the death of the Optionee.

9. Subject to paragraph 8, the Option shall be non-transferable and non-assignable.

10. The Optionee covenants and agrees that he will complete and deliver the documents prescribed by the policies of the Vancouver Stock Exchange.

11. The granting and exercise of the Option by the Optionee are subject to the required approvals of:

(a) the British Columbia Securities Commission or, if the Company is listed thereon, the Vancouver Stock Exchange;
(b)     any other regulatory authority having jurisdiction; and
(c) if the Optionee is an insider of the Company or a consultant, then by the shareholders of the Company,

provided, however, that in the event that such approvals are not obtained within 12 months of the date of this Agreement, then this Agreement shall from that date be null and void and of no further force and effect. For the purposes of this Agreement, the term "insider" shall have the meaning ascribed to it in the Securities Act, R.S.B.C. 1996, c.418.

12. In the event any of the terms of this Agreement are amended, then any such amendments will not be effective until the Company's receipt of the required approvals specified in paragraph 11.

13. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under Option to the Optionee and the exercise price thereof shall be deemed adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

14. In the event that the Company shall amalgamate, consolidate with, or merge into another corporation, the Optionee will thereafter receive, upon exercise of the Option, the securities or property to which a holder of the number of shares then deliverable upon the exercise of the Option would have been entitled upon such amalgamation, consolidation or merger and the Company will take steps in connection with such amalgamation, consolidation or merger as may be necessary to ensure that the provisions hereof shall thereafter be applicable, as near as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of the Option. A sale of all or substantially all of the assets of the Company for a consideration (apart from the assumption of obligations), a substantial portion of which consists of securities, shall be deemed a consolidation, amalgamation or merger for the purposes of this Agreement.

15. This Agreement shall enure to the benefit of and be binding upon the parties and upon the successors or assigns of the Company and the executors, administrators, and legal personal representatives of the Optionee.

16. This Agreement shall be exclusively governed according to the laws of British Columbia and the laws of Canada applicable therein. This Agreement is subject to the exclusive jurisdiction of the courts of the said Province.

17. This Agreement may be signed by the parties in counterparts, both of which together shall form one and the same instrument and each of which so signed shall be deemed to be an original.


IN WITNESS WHEREOF the parties have executed this Agreement the day and year first above written notwithstanding its actual date of execution.


SIGNED, SEALED and DELIVERED
in the presence of:

/s/ Brendan Payne                        /s/ Dr. A. Zolotoy
-------------------------------          ----------------------
Witness                                  DR. ALEXANDER ZOLOTOY


IMMUNE NETWORK RESEARCH LTD.
by its Authorized Signatory:

/s/ Allen Bain
-------------------
Signature

AGREEMENT 2

THIS INCENTIVE STOCK OPTION AGREEMENT is made as of the 21st day of May, 1999.

BETWEEN:          ALLEN BAIN
                  2039 MacDonald Street
                  Vancouver, B.C.
                  V6K 3Y2

                 (the "Optionee")


AND:             IMMUNE NETWORK RESEARCH LTD.
                 3650 Wesbrook Mall
                 Vancouver, B.C.
                 V6S 2L2

                 (the "Company")


WHEREAS the Optionee is a director, dependant contractor or a bona fide employee of the Company or a subsidiary thereof, or an employee of a company under contract to provide management services to the Company (the "Management Company") and requires as a condition of holding such position that the parties enter into this Agreement on the terms and conditions set forth,

THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants and agreements therein contained the parties thereto covenant and agree as follows:

1. The Company hereby grants to the Optionee as an incentive and in consideration of his services and not in lieu of salary or any other compensation, subject to the terms and conditions hereinafter set forth, the irrevocable right and option (the "Option") to purchase from time to time up to a total of 500,000 fully paid and non-assessable common shares in the capital stock of the Company.

2. Subject to the provisions of paragraphs 4, 5 and 8 hereof, the Option shall be exercisable by the Optionee in whole or in part at any time before 4:00 p.m. (Vancouver time) on May 21, 2004 (the "Expiry Date") at an exercise price of $0.15 per share.

3. In order to exercise the Option, the Optionee shall give written notice to the Company of his intention to exercise his Option in whole or in part, such notice to be accompanied by cash, certified cheque, bank draft or money order payable to the Company for the full amount of the purchase price of the share being then purchased. When such payment is received, the Company covenants and agrees to issue and deliver to the Optionee share certificates registered in the name of the Optionee for the number of shares so purchased.

4. The Optionee represents and warrants that he is a director, dependant contractor or an employee of the Company or a subsidiary thereof or an employee of the Management Company. Subject to the provisions of paragraphs 5 and 8, the Option shall terminate at the close of business on the date which is thirty
(30) calendar days after the Optionee ceases to be a director, dependant contractor or an employee of the Company or a subsidiary thereof or ceases to be an employee of the Management Company and any unexercised portion of the Option may not be exercised by the Optionee after such time.

5. If at any time the Optionee shall be dismissed by the Company or the Management Company for cause or if the Company's contract with the Management Company terminates, any unexercised portion of the Option shall immediately terminate.

6. The Optionee shall not, either during the term of his employment or while under contract with the Company or a subsidiary thereof, or at any time thereafter, disclose to any person, firm or corporation any confidential information concerning the business affairs of the Company which the Optionee may have acquired in the course of or incidental to his employment or otherwise, whether for his own benefit, or to the detriment, or intended or probable detriment, of the Company.

7. The Optionee shall at all times abide by all lawful directives given by the board of directors of the Company.

8. If the Optionee should die while he is a director, dependant contractor or an employee of the Company or a subsidiary thereof, or an employee of the Management Company, the Option may then be exercised by his legal heirs or personal representatives, to the same extent as if the Optionee was alive and a director, dependant contractor or an employee of the Company or a subsidiary thereof or of the Management Company, on or before the earlier of a period of twelve (12) months after the Optionee's death or the Expiry Date but only for such shares as the Optionee was entitled to at the date of the death of the Optionee.

9. Subject to paragraph 8, the Option shall be non-transferable and non-assignable.

10. The Optionee covenants and agrees that he will complete and deliver the documents prescribed by the policies of the Vancouver Stock Exchange.

11. The granting and exercise of the Option by the Optionee are subject to the required approvals of:

(a) the British Columbia Securities Commission or, if the Company is listed thereon, the Vancouver Stock Exchange;
(b)     any other regulatory authority having jurisdiction; and
(c) if the Optionee is an insider of the Company, then by the members of the Company,

provided, however, that in the event that such approvals are not obtained within 12 months of the date of this Agreement, then this Agreement shall from that date be null and void and of no further force and effect. For the purposes of this Agreement, the term "insider" shall have the meaning ascribed to it in the Securities Act, R.S.B.C. 1996, c.418.

12. In the event any of the terms of this Agreement are amended, then any such amendments will not be effective until the Company's receipt of the required approvals specified in paragraph 11.

13. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under Option to the Optionee and the exercise price thereof shall be deemed adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

14. In the event that the Company shall amalgamate, consolidate with, or merge into another corporation, the Optionee will thereafter receive, upon exercise of the Option, the securities or property to which a holder of the number of shares then deliverable upon the exercise of the Option would have been entitled upon such amalgamation, consolidation or merger and the Company will take steps in connection with such amalgamation, consolidation or merger as may be necessary to ensure that the provisions hereof shall thereafter be applicable, as near as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of the Option. A sale of all or substantially all of the assets of the Company for a consideration (apart from the assumption of obligations), a substantial portion of which consists of securities, shall be deemed a consolidation, amalgamation or merger for the purposes of this Agreement.

15. This Agreement shall enure to the benefit of and be binding upon the parties hereto and upon the successors or assigns of the Company and the executors, administrators, and legal personal representatives of the Optionee.

16. This Agreement shall be governed, construed and enforced according to the laws of the Province of British Columbia and is subject to the exclusive jurisdiction of the courts of the said Province.

17. This Agreement may be signed by the parties hereto in several counterparts, all of which together shall form one and the same instrument and each of which so signed shall be deemed to be an original.

IN WITNESS WHEREOF the parties have executed this Agreement the day and year first above written notwithstanding its actual date of execution.

SIGNED, SEALED and DELIVERED
in the presence of:
/s/ Ron Kertesz                                    /s/ Allen Bain
------------------                                 -----------------
Witness                                            ALLEN BAIN


IMMUNE NETWORK RESEARCH LTD.,
by its Authorized Signatory:

/s/ Donald Rix
--------------------------
Signature

AGREEMENT 3

THIS INCENTIVE STOCK OPTION AGREEMENT is made as of the 26th day of July, 1999.

BETWEEN: BRENDAN PAYNE, 2724 - 1 Fairview Crescent, Vancouver, British Columbia, V6T 2B9

                 (the "Optionee")


AND: IMMUNE NETWORK RESEARCH LTD., having its registered and records office located at Suite 700, 625 Howe Street, Vancouver, British Columbia, V6C 2T6

                (the "Company")


WHEREAS the Optionee is a director, senior officer, consultant, dependant contractor or a bona fide employee of the Company or a subsidiary thereof, or an employee of a company under contract to provide management services to the Company (the "Management Company") and requires as a condition of holding such position that the parties enter into this Agreement on the terms and conditions set forth,

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, the parties covenant and agree as follows:

1. The Company hereby grants to the Optionee as an incentive and in consideration of his services and not in lieu of salary or any other compensation, subject to the terms and conditions hereinafter set forth, the irrevocable right and option (the "Option") to purchase from time to time up to a total of 25,000 fully paid and non-assessable common shares in the capital stock of the Company. The Option is exercisable as to 12,000 common shares during the initial six month period of this Agreement, with the remainder exercisable at any time thereafter until the Expiry Date (hereinafter defined).

2. Subject to the provisions of paragraphs 1, 4, 5 and 8 hereof, the Option shall be exercisable by the Optionee in whole or in part at any time before 4:00 p.m. (Vancouver time) on July 25, 2004 (the "Expiry Date") at an exercise price of $0.23 per share.

3. In order to exercise the Option, the Optionee shall give written notice to the Company of his intention to exercise his Option in whole or in part, such notice to be accompanied by cash, certified cheque, bank draft or money order payable to the Company for the full amount of the purchase price of the share being then purchased. When such payment is received, the Company covenants and agrees to issue and deliver to the Optionee share certificates registered in the name of the Optionee for the number of shares so purchased.

4. The Optionee represents and warrants that he is a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or an employee of the Management Company. Subject to the provisions of paragraphs 5 and 8, the Option shall terminate at the close of business on the date which is thirty (30) calendar days after the Optionee ceases to be a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or ceases to be an employee of the Management Company and any unexercised portion of the Option may not be exercised by the Optionee after such time.

5. If at any time the Optionee shall be dismissed by the Company or the Management Company for cause or if the Company's contract with the Management Company or with the Optionee terminates, any unexercised portion of the Option shall immediately terminate.

6. The Optionee shall not, either during the term of his employment with the Company or the Management Company or while under contract with the Company or a subsidiary thereof, or at any time thereafter, disclose to any person, firm or corporation any confidential information concerning the business affairs of the Company which the Optionee may have acquired in the course of or incidental to his employment or otherwise, whether for his own benefit, or to the detriment, or intended or probable detriment, of the Company.

7. The Optionee shall at all times abide by all lawful directives given by the board of directors of the Company.

8. If the Optionee should die while any Options are exercisable, the Option may then be exercised by his legal heirs or personal representatives, to the same extent as if the Optionee was alive and a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or of the Management Company, on or before the earlier of a period of twelve (12) months after the Optionee's death or the Expiry Date but only for such shares as the Optionee was entitled to at the date of the death of the Optionee.

9. Subject to paragraph 8, the Option shall be non-transferable and non-assignable.

10. The Optionee covenants and agrees that he will complete and deliver the documents prescribed by the policies of the Vancouver Stock Exchange.

11. The granting and exercise of the Option by the Optionee are subject to the required approvals of:

(a) the British Columbia Securities Commission or, if the Company is listed thereon, the Vancouver Stock Exchange;
(b)     any other regulatory authority having jurisdiction; and
(c) if the Optionee is an insider of the Company or a consultant, then by the shareholders of the Company,

provided, however, that in the event that such approvals are not obtained within 12 months of the date of this Agreement, then this Agreement shall from that date be null and void and of no further force and effect. For the purposes of this Agreement, the term "insider" shall have the meaning ascribed
o it in the Securities Act, R.S.B.C. 1996, c.418.

12. In the event any of the terms of this Agreement are amended, then any such amendments will not be effective until the Company's receipt of the required approvals specified in paragraph 11.

13. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under Option to the Optionee and the exercise price thereof shall be deemed adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

14. In the event that the Company shall amalgamate, consolidate with, or merge into another corporation, the Optionee will thereafter receive, upon exercise of the Option, the securities or property to which a holder of the number of shares then deliverable upon the exercise of the Option would have been entitled upon such amalgamation, consolidation or merger and the Company will take steps in connection with such amalgamation, consolidation or merger as may be necessary to ensure that the provisions hereof shall thereafter be applicable, as near as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of the Option. A sale of all or substantially all of the assets of the Company for a consideration (apart from the assumption of obligations), a substantial portion of which consists of securities, shall be deemed a consolidation, amalgamation or merger for the purposes of this Agreement.

15. This Agreement shall enure to the benefit of and be binding upon the parties and upon the successors or assigns of the Company and the executors, administrators, and legal personal representatives of the Optionee.

16. This Agreement shall be exclusively governed according to the laws of British Columbia and the laws of Canada applicable therein. This Agreement is subject to the exclusive jurisdiction of the courts of the said Province.

17. This Agreement may be signed by the parties in counterparts, both of which together shall form one and the same instrument and each of which so signed shall be deemed to be an original.


IN WITNESS WHEREOF the parties have executed this Agreement the day and year first above written notwithstanding its actual date of execution.


SIGNED, SEALED and DELIVERED
in the presence of:
/s/ Michelle Wong                        /s/ Brendan Payne
-----------------------------            --------------------------
Witness                                  BRENDAN PAYNE


IMMUNE NETWORK RESEARCH LTD.
by its Authorized Signatory:

/S/ Allen Bain
---------------------
Signature

AGREEMENT 4

THIS INCENTIVE STOCK OPTION AGREEMENT is made as of the 10th day of June, 1999.

BETWEEN:          CLIVE PAGE
                  25 Edna Street
                  London SW11 3DP
                  England

                  (the "Optionee")


AND:              IMMUNE NETWORK RESEARCH LTD.
                  3650 Wesbrook Mall
                  Vancouver, B.C.
                  V6S 2L2

                 (the "Company")


WHEREAS the Optionee is a director, dependant contractor or a bona fide employee of the Company or a subsidiary thereof, or an employee of a company under contract to provide management services to the Company (the "Management Company") and requires as a condition of holding such position that the parties enter into this Agreement on the terms and conditions set forth,

THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants and agreements therein contained the parties thereto covenant and agree as follows:

1. The Company hereby grants to the Optionee as an incentive and in consideration of his services and not in lieu of salary or any other compensation, subject to the terms and conditions hereinafter set forth, the irrevocable right and option (the "Option") to purchase from time to time up to a total of 155,000 fully paid and non-assessable common shares in the capital stock of the Company.

2. Subject to the provisions of paragraphs 4, 5 and 8 hereof, the Option shall be exercisable by the Optionee in whole or in part at any time before 4:00 p.m. (Vancouver time) on June 9, 2004 (the "Expiry Date") at an exercise price of $0.23 per share.

3. In order to exercise the Option, the Optionee shall give written notice to the Company of his intention to exercise his Option in whole or in part, such notice to be accompanied by cash, certified cheque, bank draft or money order payable to the Company for the full amount of the purchase price of the share being then purchased. When such payment is received, the Company covenants and agrees to issue and deliver to the Optionee share certificates registered in the name of the Optionee for the number of shares so purchased.

4. The Optionee represents and warrants that he is a director, dependant contractor or an employee of the Company or a subsidiary thereof or an employee of the Management Company. Subject to the provisions of paragraphs 5 and 8, the Option shall terminate at the close of business on the date which is thirty (30) calendar days after the Optionee ceases to be a director, dependant contractor or an employee of the Company or a subsidiary thereof or ceases to be an employee of the Management Company and any unexercised portion of the Option may not be exercised by the Optionee after such time.

5. If at any time the Optionee shall be dismissed by the Company or the Management Company for cause or if the Company's contract with the Management Company terminates, any unexercised portion of the Option shall immediately terminate.

6. The Optionee shall not, either during the term of his employment or while under contract with the Company or a subsidiary thereof, or at any time thereafter, disclose to any person, firm or corporation any confidential information concerning the business affairs of the Company which the Optionee may have acquired in the course of or incidental to his employment or otherwise, whether for his own benefit, or to the detriment, or intended or probable detriment, of the Company.

7. The Optionee shall at all times abide by all lawful directives given by the board of directors of the Company.

8. If the Optionee should die while he is a director, dependant contractor or an employee of the Company or a subsidiary thereof, or an employee of the Management Company, the Option may then be exercised by his legal heirs or personal representatives, to the same extent as if the Optionee was alive and a director, dependant contractor or an employee of the Company or a subsidiary thereof or of the Management Company, on or before the earlier of a period of twelve (12) months after the Optionee's death or the Expiry Date but only for such shares as the Optionee was entitled to at the date of the death of the Optionee.

9. Subject to paragraph 8, the Option shall be non-transferable and non-assignable.

10. The Optionee covenants and agrees that he will complete and deliver the documents prescribed by the policies of the Vancouver Stock Exchange.

11. The granting and exercise of the Option by the Optionee are subject to the required approvals of:

(a) the British Columbia Securities Commission or, if the Company is listed thereon, the Vancouver Stock Exchange;
(b)     any other regulatory authority having jurisdiction; and
(c) if the Optionee is an insider of the Company, then by the members of the Company,

provided, however, that in the event that such approvals are not obtained within 12 months of the date of this Agreement, then this Agreement shall from that date be null and void and of no further force and effect. For the purposes of this Agreement, the term "insider" shall have the meaning ascribed to it in the Securities Act, R.S.B.C. 1996, c.418.

12. In the event any of the terms of this Agreement are amended, then any such amendments will not be effective until the Company's receipt of the required approvals specified in paragraph 11.

13. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under Option to the Optionee and the exercise price thereof shall be deemed adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

14. In the event that the Company shall amalgamate, consolidate with, or merge into another corporation, the Optionee will thereafter receive, upon exercise of the Option, the securities or property to which a holder of the number of shares then deliverable upon the exercise of the Option would have been entitled upon such amalgamation, consolidation or merger and the Company will take steps in connection with such amalgamation, consolidation or merger as may be necessary to ensure that the provisions hereof shall thereafter be applicable, as near as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of the Option. A sale of all or substantially all of the assets of the Company for a consideration (apart from the assumption of obligations), a substantial portion of which consists of securities, shall be deemed a consolidation, amalgamation or merger for the purposes of this Agreement.

15. This Agreement shall enure to the benefit of and be binding upon the parties hereto and upon the successors or assigns of the Company and the executors, administrators, and legal personal representatives of the Optionee.

16. This Agreement shall be governed, construed and enforced according to the laws of the Province of British Columbia and is subject to the exclusive jurisdiction of the courts of the said Province.

17. This Agreement may be signed by the parties hereto in several counterparts, all of which together shall form one and the same instrument and each of which so signed shall be deemed to be an original.

IN WITNESS WHEREOF the parties have executed this Agreement the day and year first above written notwithstanding its actual date of execution.

SIGNED, SEALED and DELIVERED
in the presence of:
                                      /s/Clive Page
------------------------              ---------------
Witness                               CLIVE PAGE


IMMUNE NETWORK RESEARCH LTD.,
by its Authorized Signatory:

/s/ Allen Bain
-----------------------
Signature

AGREEMENT 5

THIS INCENTIVE STOCK OPTION AGREEMENT is made as of the 10th day of June, 1999.

BETWEEN:          DANNY LOWE
                  2822 Eton Street
                  Vancouver, B.C.
                  V5K 1K5

                 (the "Optionee")


AND:             IMMUNE NETWORK RESEARCH LTD.
                 3650 Wesbrook Mall
                 Vancouver, B.C.
                 V6S 2L2

                (the "Company")


WHEREAS the Optionee is a director, dependant contractor or a bona fide employee of the Company or a subsidiary thereof, or an employee of a company under contract to provide management services to the Company (the "Management Company") and requires as a condition of holding such position that the parties enter into this Agreement on the terms and conditions set forth,

THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants and agreements therein contained the parties thereto covenant and agree as follows:

1. The Company hereby grants to the Optionee as an incentive and in consideration of his services and not in lieu of salary or any other compensation, subject to the terms and conditions hereinafter set forth, the irrevocable right and option (the "Option") to purchase from time to time up to a total of 150,000 fully paid and non-assessable common shares in the capital stock of the Company.

2. Subject to the provisions of paragraphs 4, 5 and 8 hereof, the Option shall be exercisable by the Optionee in whole or in part at any time before 4:00 p.m. (Vancouver time) on June 9, 2004 (the "Expiry Date") at an exercise price of $0.23 per share.

3. In order to exercise the Option, the Optionee shall give written notice to the Company of his intention to exercise his Option in whole or in part, such notice to be accompanied by cash, certified cheque, bank draft or money order payable to the Company for the full amount of the purchase price of the share being then purchased. When such payment is received, the Company covenants and agrees to issue and deliver to the Optionee share certificates registered in the name of the Optionee for the number of shares so purchased.

4. The Optionee represents and warrants that he is a director, dependant contractor or an employee of the Company or a subsidiary thereof or an employee of the Management Company. Subject to the provisions of paragraphs 5 and 8, the Option shall terminate at the close of business on the date which is thirty
(30) calendar days after the Optionee ceases to be a director, dependant contractor or an employee of the Company or a subsidiary thereof or ceases to be an employee of the Management Company and any unexercised portion of the Option may not be exercised by the Optionee after such time.

5. If at any time the Optionee shall be dismissed by the Company or the Management Company for cause or if the Company's contract with the Management Company terminates, any unexercised portion of the Option shall immediately terminate.

6. The Optionee shall not, either during the term of his employment or while under contract with the Company or a subsidiary thereof, or at any time thereafter, disclose to any person, firm or corporation any confidential information concerning the business affairs of the Company which the Optionee may have acquired in the course of or incidental to his employment or otherwise, whether for his own benefit, or to the detriment, or intended or probable detriment, of the Company.

7. The Optionee shall at all times abide by all lawful directives given by the board of directors of the Company.

8. If the Optionee should die while he is a director, dependant contractor or an employee of the Company or a subsidiary thereof, or an employee of the Management Company, the Option may then be exercised by his legal heirs or personal representatives, to the same extent as if the Optionee was alive and a director, dependant contractor or an employee of the Company or a subsidiary thereof or of the Management Company, on or before the earlier of a period of twelve (12) months after the Optionee's death or the Expiry Date but only for such shares as the Optionee was entitled to at the date of the death of the Optionee.

9. Subject to paragraph 8, the Option shall be non-transferable and non-assignable.

10. The Optionee covenants and agrees that he will complete and deliver the documents prescribed by the policies of the Vancouver Stock Exchange.

11. The granting and exercise of the Option by the Optionee are subject to the required approvals of:

(a) the British Columbia Securities Commission or, if the Company is listed thereon, the Vancouver Stock Exchange;
(b)     any other regulatory authority having jurisdiction; and
(c) if the Optionee is an insider of the Company, then by the members of the Company,

provided, however, that in the event that such approvals are not obtained within 12 months of the date of this Agreement, then this Agreement shall from that date be null and void and of no further force and effect. For the purposes of this Agreement, the term "insider" shall have the meaning ascribed to it in the Securities Act, R.S.B.C. 1996, c.418.

12. In the event any of the terms of this Agreement are amended, then any such amendments will not be effective until the Company's receipt of the required approvals specified in paragraph 11.

13. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under Option to the Optionee and the exercise price thereof shall be deemed adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

14. In the event that the Company shall amalgamate, consolidate with, or merge into another corporation, the Optionee will thereafter receive, upon exercise of the Option, the securities or property to which a holder of the number of shares then deliverable upon the exercise of the Option would have been entitled upon such amalgamation, consolidation or merger and the Company will take steps in connection with such amalgamation, consolidation or merger as may be necessary to ensure that the provisions hereof shall thereafter be applicable, as near as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of the Option. A sale of all or substantially all of the assets of the Company for a consideration (apart from the assumption of obligations), a substantial portion of which consists of securities, shall be deemed a consolidation, amalgamation or merger for the purposes of this Agreement.

15. This Agreement shall enure to the benefit of and be binding upon the parties hereto and upon the successors or assigns of the Company and the executors, administrators, and legal personal representatives of the Optionee.

16. This Agreement shall be governed, construed and enforced according to the laws of the Province of British Columbia and is subject to the exclusive jurisdiction of the courts of the said Province.

17. This Agreement may be signed by the parties hereto in several counterparts, all of which together shall form one and the same instrument and each of which so signed shall be deemed to be an original.

IN WITNESS WHEREOF the parties have executed this Agreement the day and year first above written notwithstanding its actual date of execution.

SIGNED, SEALED and DELIVERED
in the presence of:
/s/ Ron Kertesz                      /s/ Danny Lowe
----------------------               --------------------
Witness                              DANNY LOWE


IMMUNE NETWORK RESEARCH LTD.,
by its Authorized Signatory:

/s/ Allen Bain
--------------------
Signature

AGREEMENT 6

THIS INCENTIVE STOCK OPTION AGREEMENT is made as of the 26th day of July, 1999.

BETWEEN: INTERACTIVE CAPITAL PARTNERS LTD., having an office located at 30 Corporte Park, Suite 314, Irvine, CA 92606
                        --------------------------------------------
                  (address)

                  (the "Optionee")

AND: IMMUNE NETWORK RESEARCH LTD., having its registered and records office located at Suite 700, 625 Howe Street, Vancouver, British Columbia, V6C 2T6

                 (the "Company")

WHEREAS the Optionee is a director, senior officer, consultant, dependant contractor or a bona fide employee of the Company or a subsidiary thereof, or an employee of a company under contract to provide management services to the Company (the "Management Company") and requires as a condition of holding such position that the parties enter into this Agreement on the terms and conditions set forth,

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, the parties covenant and agree as follows:

1. The Company hereby grants to the Optionee as an incentive and in consideration of his services and not in lieu of salary or any other compensation, subject to the terms and conditions hereinafter set forth, the irrevocable right and option (the "Option") to purchase from time to time up to a total of 100,000 fully paid and non-assessable common shares in the capital stock of the Company. The Option is exercisable as to 50,000 common shares during the initial six month period of this Agreement, with the remainder exercisable at any time thereafter until the Expiry Date (hereinafter defined).

2. Subject to the provisions of paragraphs 1, 4, 5 and 8 hereof, the Option shall be exercisable by the Optionee in whole or in part at any time before 4:00 p.m. (Vancouver time) on July 25, 2004 (the "Expiry Date") at an exercise price of $0.23 per share.

3. In order to exercise the Option, the Optionee shall give written notice to the Company of his intention to exercise his Option in whole or in part, such notice to be accompanied by cash, certified cheque, bank draft or money order payable to the Company for the full amount of the purchase price of the share being then purchased. When such payment is received, the Company covenants and agrees to issue and deliver to the Optionee share certificates registered in the name of the Optionee for the number of shares so purchased.

4. The Optionee represents and warrants that he is a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or an employee of the Management Company. Subject to the provisions of paragraphs 5 and 8, the Option shall terminate at the close of business on the date which is thirty (30) calendar days after the Optionee ceases to be a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or ceases to be an employee of the Management Company and any unexercised portion of the Option may not be exercised by the Optionee after such time.

5. If at any time the Optionee shall be dismissed by the Company or the Management Company for cause or if the Company's contract with the Management Company or with the Optionee terminates, any unexercised portion of the Option shall immediately terminate.

6. The Optionee shall not, either during the term of his employment with the company or the Management Company or while under contract with the Company or a subsidiary thereof, or at any time thereafter, disclose to any person, firm or corporation any confidential information concerning the business affairs of the Company which the Optionee may have acquired in the course of or incidental to his employment or otherwise, whether for his own benefit, or to the detriment, or intended or probable detriment, of the Company.

7. The Optionee shall at all times abide by all lawful directives given by the board of directors of the Company.

8. If the Optionee should die while any Options are exercisable, the Option may then be exercised by his legal heirs or personal representatives, to the same extent as if the Optionee was alive and a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or of the Management Company, on or before the earlier of a period of twelve (12) months after the Optionee's death or the Expiry Date but only for such shares as the Optionee was entitled to at the date of the death of the Optionee.

9. Subject to paragraph 8, the Option shall be non-transferable and non-assignable.

10. The Optionee covenants and agrees that he will complete and deliver the documents prescribed by the policies of the Vancouver Stock Exchange.

11. The granting and exercise of the Option by the Optionee are subject to the required approvals of:

(a) the British Columbia Securities Commission or, if the Company is listed thereon, the Vancouver Stock Exchange;
(b)     any other regulatory authority having jurisdiction; and
(c) if the Optionee is an insider of the Company or a consultant, then by the shareholders of the Company,

provided, however, that in the event that such approvals are not obtained within 12 months of the date of this Agreement, then this Agreement shall from that date be null and void and of no further force and effect. For the purposes of this Agreement, the term "insider" shall have the meaning ascribed to it in the Securities Act, R.S.B.C. 1996, c.418.

12. In the event any of the terms of this Agreement are amended, then any such amendments will not be effective until the Company's receipt of the required approvals specified in paragraph 11.

13. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under Option to the Optionee and the exercise price thereof shall be deemed adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

14. In the event that the Company shall amalgamate, consolidate with, or merge into another corporation, the Optionee will thereafter receive, upon exercise of the Option, the securities or property to which a holder of the number of shares then deliverable upon the exercise of the Option would have been entitled upon such amalgamation, consolidation or merger and the Company will take steps in connection with such amalgamation, consolidation or merger as may be necessary to ensure that the provisions hereof shall thereafter be applicable, as near as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of the Option. A sale of all or substantially all of the assets of the Company for a consideration (apart from the assumption of obligations), a substantial portion of which consists of securities, shall be deemed a consolidation, amalgamation or merger for the purposes of this Agreement.

15. The Optionee acknowledges that neither the Option nor the shares issuable upon exercise of the Option have been registered under the United States Securities Act of 1933, as amended (the "1933 Act") and may not be offered or resold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available. Therefore, the certificates representing any shares issued upon exercise of the Option shall contain a restrictive legend substantially in the following form:

"The securities represented by this certificate have not been registered under the United States Securities Act of 1933, as amended, (the "1933 Act"), and may not be offered or sold in the United States or to U.S. Persons or for the account or benefit of a U.S. Person unless registered under the 1933 Act or unless an exemption from such registration is available. The securities represented by this certificate may not be exercised by or on behalf of any U.S. Person unless registered under the 1933 Act or unless an exemption for such registration is available."

16. This Agreement shall enure to the benefit of and be binding upon the parties and upon the successors or assigns of the Company and the executors, administrators, and legal personal representatives of the Optionee.

17. This Agreement shall be exclusively governed according to the laws of British Columbia and the laws of Canada applicable therein. This Agreement is subject to the exclusive jurisdiction of the courts of the said Province.

18. This Agreement may be signed by the parties in counterparts, both of which together shall form one and the same instrument and each of which so signed shall be deemed to be an original.

IN WITNESS WHEREOF the parties have executed this Agreement the day and year first above written notwithstanding its actual date of execution.


INTERACTIVE CAPITAL PARTNERS LTD.
by its Authorized Signatory:

/s/ Edward C. Andercheck
-------------------------
Signature


IMMUNE NETWORK RESEARCH LTD.
by its Authorized Signatory:

/s/ Allen Bain
-----------------
Signature

AGREEMENT 7

THIS INCENTIVE STOCK OPTION AGREEMENT is made as of the 26th day of July, 1999.

BETWEEN: MATTHEW SADLER, of 4539 West 7th Avenue, Vancouver, British Columbia, V6R 1X2

                  (the "Optionee")


AND: IMMUNE NETWORK RESEARCH LTD., having its registered and records office located at Suite 700, 625 Howe Street, Vancouver, British Columbia, V6C 2T6

                  (the "Company")


WHEREAS the Optionee is a director, senior officer, consultant, dependant contractor or a bona fide employee of the Company or a subsidiary thereof, or an employee of a company under contract to provide management services to the Company (the "Management Company") and requires as a condition of holding such position that the parties enter into this Agreement on the terms and conditions set forth,

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, the parties covenant and agree as follows:

1. The Company hereby grants to the Optionee as an incentive and in consideration of his services and not in lieu of salary or any other compensation, subject to the terms and conditions hereinafter set forth, the irrevocable right and option (the "Option") to purchase from time to time up to a total of 25,000 fully paid and non-assessable common shares in the capital stock of the Company. The Option is exercisable as to 12,000 common shares during the initial six month period of this Agreement, with the remainder exercisable at any time thereafter until the Expiry Date (hereinafter defined).

2. Subject to the provisions of paragraphs 1, 4, 5 and 8 hereof, the Option shall be exercisable by the Optionee in whole or in part at any time before 4:00 p.m. (Vancouver time) on July 25, 2004 (the "Expiry Date") at an exercise price of $0.23 per share.

3. In order to exercise the Option, the Optionee shall give written notice to the Company of his intention to exercise his Option in whole or in part, such notice to be accompanied by cash, certified cheque, bank draft or money order payable to the Company for the full amount of the purchase price of the share being then purchased. When such payment is received, the Company covenants and agrees to issue and deliver to the Optionee share certificates registered in the name of the Optionee for the number of shares so purchased.

4. The Optionee represents and warrants that he is a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or an employee of the Management Company. Subject to the provisions of paragraphs 5 and 8, the Option shall terminate at the close of business on the date which is thirty (30) calendar days after the Optionee ceases to be a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or ceases to be an employee of the Management Company and any unexercised portion of the Option may not be exercised by the Optionee after such time.

5. If at any time the Optionee shall be dismissed by the Company or the Management Company for cause or if the Company's contract with the Management Company or with the Optionee terminates, any unexercised portion of the Option shall immediately terminate.

6. The Optionee shall not, either during the term of his employment with the Company or the Management Company or while under contract with the Company or a subsidiary thereof, or at any time thereafter, disclose to any person, firm or corporation any confidential information concerning the business affairs of the Company which the Optionee may have acquired in the course of or incidental to his employment or otherwise, whether for his own benefit, or to the detriment, or intended or probable detriment, of the Company.

7. The Optionee shall at all times abide by all lawful directives given by the board of directors of the Company.

8. If the Optionee should die while any Options are exercisable, the Option may then be exercised by his legal heirs or personal representatives, to the same extent as if the Optionee was alive and a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or of the Management Company, on or before the earlier of a period of twelve (12) months after the Optionee's death or the Expiry Date but only for such shares as the Optionee was entitled to at the date of the death of the Optionee.

9. Subject to paragraph 8, the Option shall be non-transferable and non-assignable.

10. The Optionee covenants and agrees that he will complete and deliver the documents prescribed by the policies of the Vancouver Stock Exchange.

11. The granting and exercise of the Option by the Optionee are subject to the required approvals of:

(a) the British Columbia Securities Commission or, if the Company is listed thereon, the Vancouver Stock Exchange;
(b)     any other regulatory authority having jurisdiction; and
(c) if the Optionee is an insider of the Company or a consultant, then by the shareholders of the Company,

provided, however, that in the event that such approvals are not obtained within 12 months of the date of this Agreement, then this Agreement shall from that date be null and void and of no further force and effect. For the purposes of this Agreement, the term "insider" shall have the meaning ascribed to it in the Securities Act, R.S.B.C. 1996, c.418.

12. In the event any of the terms of this Agreement are amended, then any such amendments will not be effective until the Company's receipt of the required approvals specified in paragraph 11.

13. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under Option to the Optionee and the exercise price thereof shall be deemed adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

14. In the event that the Company shall amalgamate, consolidate with, or merge into another corporation, the Optionee will thereafter receive, upon exercise of the Option, the securities or property to which a holder of the number of shares then deliverable upon the exercise of the Option would have been entitled upon such amalgamation, consolidation or merger and the Company will take steps in connection with such amalgamation, consolidation or merger as may be necessary to ensure that the provisions hereof shall thereafter be applicable, as near as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of the Option. A sale of all or substantially all of the assets of the Company for a consideration (apart from the assumption of obligations), a substantial portion of which consists of securities, shall be deemed a consolidation, amalgamation or merger for the purposes of this Agreement.

15. This Agreement shall enure to the benefit of and be binding upon the parties and upon the successors or assigns of the Company and the executors, administrators, and legal personal representatives of the Optionee.

16. This Agreement shall be exclusively governed according to the laws of British Columbia and the laws of Canada applicable therein. This Agreement is subject to the exclusive jurisdiction of the courts of the said Province.

17. This Agreement may be signed by the parties in counterparts, both of which together shall form one and the same instrument and each of which so signed shall be deemed to be an original.


IN WITNESS WHEREOF the parties have executed this Agreement the day and year first above written notwithstanding its actual date of execution.


SIGNED, SEALED and DELIVERED
in the presence of:
/s/ Brendan Payne                        /s/ Matthew Sadler
------------------------                 --------------------------
Witness                                  MATTHEW SADLER


IMMUNE NETWORK RESEARCH LTD.
by its Authorized Signatory:

/s/ Allen Bain
-------------------------------
Signature

AGREEMENT 8

THIS INCENTIVE STOCK OPTION AGREEMENT is made as of the 10th day of June, 1999.

BETWEEN:          MICHAEL WALKER
                  5176 Connaught Drive
                  Vancouver, B.C.
                  V6M 3G2

                 (the "Optionee")


AND:              IMMUNE NETWORK RESEARCH LTD.
                  3650 Wesbrook Mall
                  Vancouver, B.C.
                  V6S 2L2

                 (the "Company")


WHEREAS the Optionee is a director, dependant contractor or a bona fide employee of the Company or a subsidiary thereof, or an employee of a company under contract to provide management services to the Company (the "Management Company") and requires as a condition of holding such position that the parties enter into this Agreement on the terms and conditions set forth,

THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants and agreements therein contained the parties thereto covenant and agree as follows:

1. The Company hereby grants to the Optionee as an incentive and in consideration of his services and not in lieu of salary or any other compensation, subject to the terms and conditions hereinafter set forth, the irrevocable right and option (the "Option") to purchase from time to time up to a total of 130,000 fully paid and non-assessable common shares in the capital stock of the Company.

2. Subject to the provisions of paragraphs 4, 5 and 8 hereof, the Option shall be exercisable by the Optionee in whole or in part at any time before 4:00 p.m. (Vancouver time) on June 9, 2004 (the "Expiry Date") at an exercise price of $0.23 per share.

3. In order to exercise the Option, the Optionee shall give written notice to the Company of his intention to exercise his Option in whole or in part, such notice to be accompanied by cash, certified cheque, bank draft or money order payable to the Company for the full amount of the purchase price of the share being then purchased. When such payment is received, the Company covenants and agrees to issue and deliver to the Optionee share certificates registered in the name of the Optionee for the number of shares so purchased.

4. The Optionee represents and warrants that he is a director, dependant contractor or an employee of the Company or a subsidiary thereof or an employee of the Management Company. Subject to the provisions of paragraphs 5 and 8, the Option shall terminate at the close of business on the date which is thirty
(30) calendar days after the Optionee ceases to be a director, dependant contractor or an employee of the Company or a subsidiary thereof or ceases to be an employee of the Management Company and any unexercised portion of the Option may not be exercised by the Optionee after such time.

5. If at any time the Optionee shall be dismissed by the Company or the Management Company for cause or if the Company's contract with the Management Company terminates, any unexercised portion of the Option shall immediately terminate.

6. The Optionee shall not, either during the term of his employment or while under contract with the Company or a subsidiary thereof, or at any time thereafter, disclose to any person, firm or corporation any confidential information concerning the business affairs of the Company which the Optionee may have acquired in the course of or incidental to his employment or otherwise, whether for his own benefit, or to the detriment, or intended or probable detriment, of the Company.

7. The Optionee shall at all times abide by all lawful directives given by the board of directors of the Company.

8. If the Optionee should die while he is a director, dependant contractor or an employee of the Company or a subsidiary thereof, or an employee of the Management Company, the Option may then be exercised by his legal heirs or personal representatives, to the same extent as if the Optionee was alive and a director, dependant contractor or an employee of the Company or a subsidiary thereof or of the Management Company, on or before the earlier of a period of twelve (12) months after the Optionee's death or the Expiry Date but only for such shares as the Optionee was entitled to at the date of the death of the Optionee.

9. Subject to paragraph 8, the Option shall be non-transferable and non-assignable.

10. The Optionee covenants and agrees that he will complete and deliver the documents prescribed by the policies of the Vancouver Stock Exchange.

11. The granting and exercise of the Option by the Optionee are subject to the required approvals of:

(a) the British Columbia Securities Commission or, if the Company is listed thereon, the Vancouver Stock Exchange;
(b)     any other regulatory authority having jurisdiction; and
(c) if the Optionee is an insider of the Company, then by the members of the Company,

provided, however, that in the event that such approvals are not obtained within 12 months of the date of this Agreement, then this Agreement shall from that date be null and void and of no further force and effect. For the purposes of this Agreement, the term "insider" shall have the meaning ascribed to it in the Securities Act, R.S.B.C. 1996, c.418.

12. In the event any of the terms of this Agreement are amended, then any such amendments will not be effective until the Company's receipt of the required approvals specified in paragraph 11.

13. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under Option to the Optionee and the exercise price thereof shall be deemed adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

14. In the event that the Company shall amalgamate, consolidate with, or merge into another corporation, the Optionee will thereafter receive, upon exercise of the Option, the securities or property to which a holder of the number of shares then deliverable upon the exercise of the Option would have been entitled upon such amalgamation, consolidation or merger and the Company will take steps in connection with such amalgamation, consolidation or merger as may be necessary to ensure that the provisions hereof shall thereafter be applicable, as near as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of the Option. A sale of all or substantially all of the assets of the Company for a consideration (apart from the assumption of obligations), a substantial portion of which consists of securities, shall be deemed a consolidation, amalgamation or merger for the purposes of this Agreement.

15. This Agreement shall enure to the benefit of and be binding upon the parties hereto and upon the successors or assigns of the Company and the executors, administrators, and legal personal representatives of the Optionee.

16. This Agreement shall be governed, construed and enforced according to the laws of the Province of British Columbia and is subject to the exclusive jurisdiction of the courts of the said Province.

17. This Agreement may be signed by the parties hereto in several counterparts, all of which together shall form one and the same instrument and each of which so signed shall be deemed to be an original.

IN WITNESS WHEREOF the parties have executed this Agreement the day and year first above written notwithstanding its actual date of execution.

SIGNED, SEALED and DELIVERED
in the presence of:
/s/                                      /s/ Michael Walker
-----------------------------            -------------------------------
Witness                                  MICHAEL WALKER


IMMUNE NETWORK RESEARCH LTD.,
by its Authorized Signatory:

/s/ Allen Bain
-------------------------------
Signature

AGREEMENT 9

THIS INCENTIVE STOCK OPTION AGREEMENT is made as of the 26th day of July, 1999.

BETWEEN:          PING QUIN, of 2125 West 14th Avenue, Vancouver, British
                  Columbia, V6K 2V8

                  (the "Optionee")


AND: IMMUNE NETWORK RESEARCH LTD., having its registered and records office located at Suite 700, 625 Howe Street, Vancouver, British Columbia, V6C 2T6

                  (the "Company")


WHEREAS the Optionee is a director, senior officer, consultant, dependant contractor or a bona fide employee of the Company or a subsidiary thereof, or an employee of a company under contract to provide management services to the Company (the "Management Company") and requires as a condition of holding such position that the parties enter into this Agreement on the terms and conditions set forth,

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, the parties covenant and agree as follows:

1. The Company hereby grants to the Optionee as an incentive and in consideration of his services and not in lieu of salary or any other compensation, subject to the terms and conditions hereinafter set forth, the irrevocable right and option (the "Option") to purchase from time to time up to a total of 50,000 fully paid and non-assessable common shares in the capital stock of the Company. The Option is exercisable as to 25,000 common shares during the initial six month period of this Agreement, with the remainder exercisable at any time thereafter until the Expiry Date (hereinafter defined).

2. Subject to the provisions of paragraphs 1, 4, 5 and 8 hereof, the Option shall be exercisable by the Optionee in whole or in part at any time before 4:00 p.m. (Vancouver time) on July 25, 2004 (the "Expiry Date") at an exercise price of $0.23 per share.

3. In order to exercise the Option, the Optionee shall give written notice to the Company of his intention to exercise his Option in whole or in part, such notice to be accompanied by cash, certified cheque, bank draft or money order payable to the Company for the full amount of the purchase price of the share being then purchased. When such payment is received, the Company covenants and agrees to issue and deliver to the Optionee share certificates registered in the name of the Optionee for the number of shares so purchased.

4. The Optionee represents and warrants that he is a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or an employee of the Management Company. Subject to the provisions of paragraphs 5 and 8, the Option shall terminate at the close of business on the date which is thirty (30) calendar days after the Optionee ceases to be a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or ceases to be an employee of the Management Company and any unexercised portion of the Option may not be exercised by the Optionee after such time.

5. If at any time the Optionee shall be dismissed by the Company or the Management Company for cause or if the Company's contract with the Management Company or with the Optionee terminates, any unexercised portion of the Option shall immediately terminate.

6. The Optionee shall not, either during the term of his employment with the Company or the Management Company or while under contract with the Company or a subsidiary thereof, or at any time thereafter, disclose to any person, firm or corporation any confidential information concerning the business affairs of the Company which the Optionee may have acquired in the course of or incidental to his employment or otherwise, whether for his own benefit, or to the detriment, or intended or probable detriment, of the Company.

7. The Optionee shall at all times abide by all lawful directives given by the board of directors of the Company.

8. If the Optionee should die while any Options are exercisable, the Option may then be exercised by his legal heirs or personal representatives, to the same extent as if the Optionee was alive and a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or of the Management Company, on or before the earlier of a period of twelve (12) months after the Optionee's death or the Expiry Date but only for such shares as the Optionee was entitled to at the date of the death of the Optionee.

9. Subject to paragraph 8, the Option shall be non-transferable and non-assignable.

10. The Optionee covenants and agrees that he will complete and deliver the documents prescribed by the policies of the Vancouver Stock Exchange.

11. The granting and exercise of the Option by the Optionee are subject to the required approvals of:

(a) the British Columbia Securities Commission or, if the Company is listed thereon, the Vancouver Stock Exchange;
(b)     any other regulatory authority having jurisdiction; and
(c) if the Optionee is an insider of the Company or a consultant, then by the shareholders of the Company,

provided, however, that in the event that such approvals are not obtained within 12 months of the date of this Agreement, then this Agreement shall from that date be null and void and of no further force and effect. For the purposes of this Agreement, the term "insider" shall have the meaning ascribed to it in the Securities Act, R.S.B.C. 1996, c.418.

12. In the event any of the terms of this Agreement are amended, then any such amendments will not be effective until the Company's receipt of the required approvals specified in paragraph 11.

13. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under Option to the Optionee and the exercise price thereof shall be deemed adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

14. In the event that the Company shall amalgamate, consolidate with, or merge into another corporation, the Optionee will thereafter receive, upon exercise of the Option, the securities or property to which a holder of the number of shares then deliverable upon the exercise of the Option would have been entitled upon such amalgamation, consolidation or merger and the Company will take steps in connection with such amalgamation, consolidation or merger as may be necessary to ensure that the provisions hereof shall thereafter be applicable, as near as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of the Option. A sale of all or substantially all of the assets of the Company for a consideration (apart from the assumption of obligations), a substantial portion of which consists of securities, shall be deemed a consolidation, amalgamation or merger for the purposes of this Agreement.

15. This Agreement shall enure to the benefit of and be binding upon the parties and upon the successors or assigns of the Company and the executors, administrators, and legal personal representatives of the Optionee.

16. This Agreement shall be exclusively governed according to the laws of British Columbia and the laws of Canada applicable therein. This Agreement is subject to the exclusive jurisdiction of the courts of the said Province.

17. This Agreement may be signed by the parties in counterparts, both of which together shall form one and the same instrument and each of which so signed shall be deemed to be an original.


IN WITNESS WHEREOF the parties have executed this Agreement the day and year first above written notwithstanding its actual date of execution.


SIGNED, SEALED and DELIVERED
in the presence of:
/s/ Brendan Payne                        /s/ Ping Quin
-----------------------------            -------------------------------
Witness                                  PING QUIN



IMMUNE NETWORK RESEARCH LTD.
by its Authorized Signatory:

/s/ Allen Bain
-------------------------------
Signature

AGREEMENT 10

THIS INCENTIVE STOCK OPTION AGREEMENT is made as of the 21st day of May, 1999.

BETWEEN:          RON KERTESZ
                  4133 West 11th Avenue
                  Vancouver, B.C.
                  V6R 2L5

                  (the "Optionee")


AND:              IMMUNE NETWORK RESEARCH LTD.
                  3650 Wesbrook Mall
                  Vancouver, B.C.
                  V6S 2L2

                  (the "Company")


WHEREAS the Optionee is a director, dependant contractor or a bona fide employee of the Company or a subsidiary thereof, or an employee of a company under contract to provide management services to the Company (the "Management Company") and requires as a condition of holding such position that the parties enter into this Agreement on the terms and conditions set forth,

THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants and agreements therein contained the parties thereto covenant and agree as follows:

1. The Company hereby grants to the Optionee as an incentive and in consideration of his services and not in lieu of salary or any other compensation, subject to the terms and conditions hereinafter set forth, the irrevocable right and option (the "Option") to purchase from time to time up to a total of 150,000 fully paid and non-assessable common shares in the capital stock of the Company.

2. Subject to the provisions of paragraphs 4, 5 and 8 hereof, the Option shall be exercisable by the Optionee in whole or in part at any time before 4:00 p.m. (Vancouver time) on May 21, 2004 (the "Expiry Date") at an exercise price of $0.15 per share.

3. In order to exercise the Option, the Optionee shall give written notice to the Company of his intention to exercise his Option in whole or in part, such notice to be accompanied by cash, certified cheque, bank draft or money order payable to the Company for the full amount of the purchase price of the share being then purchased. When such payment is received, the Company covenants and agrees to issue and deliver to the Optionee share certificates registered in the name of the Optionee for the number of shares so purchased.

4. The Optionee represents and warrants that he is a director, dependant contractor or an employee of the Company or a subsidiary thereof or an employee of the Management Company. Subject to the provisions of paragraphs 5 and 8, the Option shall terminate at the close of business on the date which is thirty (30) calendar days after the Optionee ceases to be a director, dependant contractor or an employee of the Company or a subsidiary thereof or ceases to be an employee of the Management Company and any unexercised portion of the Option may not be exercised by the Optionee after such time.

5. If at any time the Optionee shall be dismissed by the Company or the Management Company for cause or if the Company's contract with the Management Company terminates, any unexercised portion of the Option shall immediately terminate.

6. The Optionee shall not, either during the term of his employment or while under contract with the Company or a subsidiary thereof, or at any time thereafter, disclose to any person, firm or corporation any confidential information concerning the business affairs of the Company which the Optionee may have acquired in the course of or incidental to his employment or otherwise, whether for his own benefit, or to the detriment, or intended or probable detriment, of the Company.

7. The Optionee shall at all times abide by all lawful directives given by the board of directors of the Company.

8. If the Optionee should die while he is a director, dependant contractor or an employee of the Company or a subsidiary thereof, or an employee of the Management Company, the Option may then be exercised by his legal heirs or personal representatives, to the same extent as if the Optionee was alive and a director, dependant contractor or an employee of the Company or a subsidiary thereof or of the Management Company, on or before the earlier of a period of twelve (12) months after the Optionee's death or the Expiry Date but only for such shares as the Optionee was entitled to at the date of the death of the Optionee.

9. Subject to paragraph 8, the Option shall be non-transferable and non-assignable.

10. The Optionee covenants and agrees that he will complete and deliver the documents prescribed by the policies of the Vancouver Stock Exchange.

11. The granting and exercise of the Option by the Optionee are subject to the required approvals of:

(a) the British Columbia Securities Commission or, if the Company is listed thereon, the Vancouver Stock Exchange;
(b)     any other regulatory authority having jurisdiction; and
(c) if the Optionee is an insider of the Company, then by the members of the Company,

provided, however, that in the event that such approvals are not obtained within 12 months of the date of this Agreement, then this Agreement shall from that date be null and void and of no further force and effect. For the purposes of this Agreement, the term "insider" shall have the meaning ascribed to it in the Securities Act, R.S.B.C. 1996, c.418.

12. In the event any of the terms of this Agreement are amended, then any such amendments will not be effective until the Company's receipt of the required approvals specified in paragraph 11.

13. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under Option to the Optionee and the exercise price thereof shall be deemed adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

14. In the event that the Company shall amalgamate, consolidate with, or merge into another corporation, the Optionee will thereafter receive, upon exercise of the Option, the securities or property to which a holder of the number of shares then deliverable upon the exercise of the Option would have been entitled upon such amalgamation, consolidation or merger and the Company will take steps in connection with such amalgamation, consolidation or merger as may be necessary to ensure that the provisions hereof shall thereafter be applicable, as near as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of the Option. A sale of all or substantially all of the assets of the Company for a consideration (apart from the assumption of obligations), a substantial portion of which consists of securities, shall be deemed a consolidation, amalgamation or merger for the purposes of this Agreement.

15. This Agreement shall enure to the benefit of and be binding upon the parties hereto and upon the successors or assigns of the Company and the executors, administrators, and legal personal representatives of the Optionee.

16. This Agreement shall be governed, construed and enforced according to the laws of the Province of British Columbia and is subject to the exclusive jurisdiction of the courts of the said Province.

17. This Agreement may be signed by the parties hereto in several counterparts, all of which together shall form one and the same instrument and each of which so signed shall be deemed to be an original.

IN WITNESS WHEREOF the parties have executed this Agreement the day and year first above written notwithstanding its actual date of execution.

SIGNED, SEALED and DELIVERED
in the presence of:
/s/                                      /s/ Ron Kertesz
-----------------------------            -------------------------------
Witness                                  RON KERTESZ


IMMUNE NETWORK RESEARCH LTD.,
by its Authorized Signatory:

/s/ Allen Bain
-------------------------------
Signature

AGREEMENT 11

THIS INCENTIVE STOCK OPTION AGREEMENT is made as of the 26th day of July, 1999.

BETWEEN: RON KERTESZ, of 4133 West 11th Avenue, Vancouver, British Columbia, V6R 2L5

                  (the "Optionee")


AND: IMMUNE NETWORK RESEARCH LTD., having its registered and records office located at Suite 700, 625 Howe Street, Vancouver, British Columbia, V6C 2T6

                  (the "Company")


WHEREAS the Optionee is a director, senior officer, consultant, dependant contractor or a bona fide employee of the Company or a subsidiary thereof, or an employee of a company under contract to provide management services to the Company (the "Management Company") and requires as a condition of holding such position that the parties enter into this Agreement on the terms and conditions set forth,

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, the parties covenant and agree as follows:

1. The Company hereby grants to the Optionee as an incentive and in consideration of his services and not in lieu of salary or any other compensation, subject to the terms and conditions hereinafter set forth, the irrevocable right and option (the "Option") to purchase from time to time up to a total of 160,000 fully paid and non-assessable common shares in the capital stock of the Company.

2. Subject to the provisions of paragraphs 4, 5 and 8 hereof, the Option shall be exercisable by the Optionee in whole or in part at any time before 4:00 p.m. (Vancouver time) on July 25, 2004 (the "Expiry Date") at an exercise price of $0.23 per share.

3. In order to exercise the Option, the Optionee shall give written notice to the Company of his intention to exercise his Option in whole or in part, such notice to be accompanied by cash, certified cheque, bank draft or money order payable to the Company for the full amount of the purchase price of the share being then purchased. When such payment is received, the Company covenants and agrees to issue and deliver to the Optionee share certificates registered in the name of the Optionee for the number of shares so purchased.

4. The Optionee represents and warrants that he is a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or an employee of the Management Company. Subject to the provisions of paragraphs 5 and 8, the Option shall terminate at the close of business on the date which is thirty (30) calendar days after the Optionee ceases to be a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or ceases to be an employee of the Management Company and any unexercised portion of the Option may not be exercised by the Optionee after such time.

5. If at any time the Optionee shall be dismissed by the Company or the Management Company for cause or if the Company's contract with the Management Company or with the Optionee terminates, any unexercised portion of the Option shall immediately terminate.

6. The Optionee shall not, either during the term of his employment with the Company or the Management Company or while under contract with the Company or a subsidiary thereof, or at any time thereafter, disclose to any person, firm or corporation any confidential information concerning the business affairs of the Company which the Optionee may have acquired in the course of or incidental to his employment or otherwise, whether for his own benefit, or to the detriment, or intended or probable detriment, of the Company.

7. The Optionee shall at all times abide by all lawful directives given by the board of directors of the Company.

8. If the Optionee should die while any Options are exercisable, the Option may then be exercised by his legal heirs or personal representatives, to the same extent as if the Optionee was alive and a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or of the Management Company, on or before the earlier of a period of twelve (12) months after the Optionee's death or the Expiry Date but only for such shares as the Optionee was entitled to at the date of the death of the Optionee.

9. Subject to paragraph 8, the Option shall be non-transferable and non-assignable.

10. The Optionee covenants and agrees that he will complete and deliver the documents prescribed by the policies of the Vancouver Stock Exchange.

11. The granting and exercise of the Option by the Optionee are subject to the required approvals f:

(a) the British Columbia Securities Commission or, if the Company is listed thereon, the Vancouver Stock Exchange;
(b)     any other regulatory authority having jurisdiction; and
(c) if the Optionee is an insider of the Company or a consultant, then by the shareholders of the Company,

provided, however, that in the event that such approvals are not obtained within 12 months of the date of this Agreement, then this Agreement shall from that date be null and void and of no further force and effect. For the purposes of this Agreement, the term "insider" shall have the meaning ascribed to it in the Securities Act, R.S.B.C. 1996, c.418.

12. In the event any of the terms of this Agreement are amended, then any such amendments will not be effective until the Company's receipt of the required approvals specified in paragraph 11.

13. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under Option to the Optionee and the exercise price thereof shall be deemed adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

14. In the event that the Company shall amalgamate, consolidate with, or merge into another corporation, the Optionee will thereafter receive, upon exercise of the Option, the securities or property to which a holder of the number of shares then deliverable upon the exercise of the Option would have been entitled upon such amalgamation, consolidation or merger and the Company will take steps in connection with such amalgamation, consolidation or merger as may be necessary to ensure that the provisions hereof shall thereafter be applicable, as near as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of the Option. A sale of all or substantially all of the assets of the Company for a consideration (apart from the assumption of obligations), a substantial portion of which consists of securities, shall be deemed a consolidation, amalgamation or merger for the purposes of this Agreement.

15. This Agreement shall enure to the benefit of and be binding upon the parties and upon the successors or assigns of the Company and the executors, administrators, and legal personal representatives of the Optionee.

16. This Agreement shall be exclusively governed according to the laws of British Columbia and the laws of Canada applicable therein. This Agreement is subject to the exclusive jurisdiction of the courts of the said Province.

17. This Agreement may be signed by the parties in counterparts, both of which together shall form one and the same instrument and each of which so signed shall be deemed to be an original.


IN WITNESS WHEREOF the parties have executed this Agreement the day and year first above written notwithstanding its actual date of execution.


SIGNED,  SEALED  and  DELIVERED
in  the  presence  of:
/s/ Brendan Payne                        /s/ Ron Kertesz
-----------------------------            -------------------------------
Witness                                  RON  KERTESZ


IMMUNE  NETWORK  RESEARCH  LTD.
by  its  Authorized  Signatory:

/s/ Allen Bain
-------------------------------
Signature

AGREEMENT 12

THIS INCENTIVE STOCK OPTION AGREEMENT is made as of the 10th day of June, 1999.

BETWEEN:          RONALD G. PATON
                  802 - 1250 Quayside Drive
                  New Westminster, B.C.
                  V3M 6E2

                  (the "Optionee")


AND:              IMMUNE NETWORK RESEARCH LTD.
                  3650 Wesbrook Mall
                  Vancouver, B.C.
                  V6S 2L2

                 (the "Company")


WHEREAS the Optionee is a director, dependant contractor or a bona fide employee of the Company or a subsidiary thereof, or an employee of a company under contract to provide management services to the Company (the "Management Company") and requires as a condition of holding such position that the parties enter into this Agreement on the terms and conditions set forth,

THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants and agreements therein contained the parties thereto covenant and agree as follows:

1. The Company hereby grants to the Optionee as an incentive and in consideration of his services and not in lieu of salary or any other compensation, subject to the terms and conditions hereinafter set forth, the irrevocable right and option (the "Option") to purchase from time to time up to a total of 110,000 fully paid and non-assessable common shares in the capital stock of the Company.

2. Subject to the provisions of paragraphs 4, 5 and 8 hereof, the Option shall be exercisable by the Optionee in whole or in part at any time before 4:00 p.m. (Vancouver time) on June 9, 2004 (the "Expiry Date") at an exercise price of $0.23 per share.

3. In order to exercise the Option, the Optionee shall give written notice to the Company of his intention to exercise his Option in whole or in part, such notice to be accompanied by cash, certified cheque, bank draft or money order payable to the Company for the full amount of the purchase price of the share being then purchased. When such payment is received, the Company covenants and agrees to issue and deliver to the Optionee share certificates registered in the name of the Optionee for the number of shares so purchased.

4. The Optionee represents and warrants that he is a director, dependant contractor or an employee of the Company or a subsidiary thereof or an employee of the Management Company. Subject to the provisions of paragraphs 5 and 8, the Option shall terminate at the close of business on the date which is thirty (30) calendar days after the Optionee ceases to be a director, dependant contractor or an employee of the Company or a subsidiary thereof or ceases to be an employee of the Management Company and any unexercised portion of the Option may not be exercised by the Optionee after such time.

5. If at any time the Optionee shall be dismissed by the Company or the Management Company for cause or if the Company's contract with the Management Company terminates, any unexercised portion of the Option shall immediately terminate.

6. The Optionee shall not, either during the term of his employment or while under contract with the Company or a subsidiary thereof, or at any time thereafter, disclose to any person, firm or corporation any confidential information concerning the business affairs of the Company which the Optionee may have acquired in the course of or incidental to his employment or otherwise, whether for his own benefit, or to the detriment, or intended or probable detriment, of the Company.

7. The Optionee shall at all times abide by all lawful directives given by the board of directors of the Company.

8. If the Optionee should die while he is a director, dependant contractor or an employee of the Company or a subsidiary thereof, or an employee of the Management Company, the Option may then be exercised by his legal heirs or personal representatives, to the same extent as if the Optionee was alive and a director, dependant contractor or an employee of the Company or a subsidiary thereof or of the Management Company, on or before the earlier of a period of twelve (12) months after the Optionee's death or the Expiry Date but only for such shares as the Optionee was entitled to at the date of the death of the Optionee.

9. Subject to paragraph 8, the Option shall be non-transferable and non-assignable.

10. The Optionee covenants and agrees that he will complete and deliver the documents prescribed by the policies of the Vancouver Stock Exchange.

11. The granting and exercise of the Option by the Optionee are subject to the required approvals of:

(a) the British Columbia Securities Commission or, if the Company is listed thereon, the Vancouver Stock Exchange;
(b)     any other regulatory authority having jurisdiction; and
(c) if the Optionee is an insider of the Company, then by the members of the Company,

provided, however, that in the event that such approvals are not obtained within 12 months of the date of this Agreement, then this Agreement shall from that date be null and void and of no further force and effect. For the purposes of this Agreement, the term "insider" shall have the meaning ascribed to it in the Securities Act, R.S.B.C. 1996, c.418.

12. In the event any of the terms of this Agreement are amended, then any such amendments will not be effective until the Company's receipt of the required approvals specified in paragraph 11.

13. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under Option to the Optionee and the exercise price thereof shall be deemed adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

14. In the event that the Company shall amalgamate, consolidate with, or merge into another corporation, the Optionee will thereafter receive, upon exercise of the Option, the securities or property to which a holder of the number of shares then deliverable upon the exercise of the Option would have been entitled upon such amalgamation, consolidation or merger and the Company will take steps in connection with such amalgamation, consolidation or merger as may be necessary to ensure that the provisions hereof shall thereafter be applicable, as near as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of the Option. A sale of all or substantially all of the assets of the Company for a consideration (apart from the assumption of obligations), a substantial portion of which consists of securities, shall be deemed a consolidation, amalgamation or merger for the purposes of this Agreement.

15. This Agreement shall enure to the benefit of and be binding upon the parties hereto and upon the successors or assigns of the Company and the executors, administrators, and legal personal representatives of the Optionee.

16. This Agreement shall be governed, construed and enforced according to the laws of the Province of British Columbia and is subject to the exclusive jurisdiction of the courts of the said Province.

17. This Agreement may be signed by the parties hereto in several counterparts, all of which together shall form one and the same instrument and each of which so signed shall be deemed to be an original.

IN WITNESS WHEREOF the parties have executed this Agreement the day and year first above written notwithstanding its actual date of execution.

SIGNED, SEALED and DELIVERED
in the presence of:
/s/ Lynda Gallagher                      /s/ Ronald G. Paton
-----------------------------            -------------------------------
Witness                                  RONALD G. PATON


IMMUNE NETWORK RESEARCH LTD.,
by its Authorized Signatory:

/s/ Allen Bain
-------------------------------
Signature

AGREEMENT 13

THIS INCENTIVE STOCK OPTION AGREEMENT is made as of the 26th day of July, 1999.

BETWEEN: DR. SULTAN KARIM, of 7640 Berkley Street, Burnaby, British Columbia, V5E 4A7

                  (the "Optionee")


AND: IMMUNE NETWORK RESEARCH LTD., having its registered and records office located at Suite 700, 625 Howe Street, Vancouver, British Columbia, V6C 2T6


                  (the "Company")


WHEREAS the Optionee is a director, senior officer, consultant, dependant contractor or a bona fide employee of the Company or a subsidiary thereof, or an employee of a company under contract to provide management services to the Company (the "Management Company") and requires as a condition of holding such position that the parties enter into this Agreement on the terms and conditions set forth,

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, the parties covenant and agree as follows:

1. The Company hereby grants to the Optionee as an incentive and in consideration of his services and not in lieu of salary or any other compensation, subject to the terms and conditions hereinafter set forth, the irrevocable right and option (the "Option") to purchase from time to time up to a total of 100,000 fully paid and non-assessable common shares in the capital stock of the Company.

2. Subject to the provisions of paragraphs 4, 5 and 8 hereof, the Option shall be exercisable by the Optionee in whole or in part at any time before 4:00 p.m. (Vancouver time) on July 25, 2004 (the "Expiry Date") at an exercise price of $0.23 per share.

3. In order to exercise the Option, the Optionee shall give written notice to the Company of his intention to exercise his Option in whole or in part, such notice to be accompanied by cash, certified cheque, bank draft or money order payable to the Company for the full amount of the purchase price of the share being then purchased. When such payment is received, the Company covenants and agrees to issue and deliver to the Optionee share certificates registered in the name of the Optionee for the number of shares so purchased.

4. The Optionee represents and warrants that he is a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or an employee of the Management Company. Subject to the provisions of paragraphs 5 and 8, the Option shall terminate at the close of business on the date which is thirty (30) calendar days after the Optionee ceases to be a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or ceases to be an employee of the Management Company and any unexercised portion of the Option may not be exercised by the Optionee after such time.

5. If at any time the Optionee shall be dismissed by the Company or the Management Company for cause or if the Company's contract with the Management Company or with the Optionee terminates, any unexercised portion of the Option shall immediately terminate.

6. The Optionee shall not, either during the term of his employment with the Company or the Management Company or while under contract with the Company or a subsidiary thereof, or at any time thereafter, disclose to any person, firm or corporation any confidential information concerning the business affairs of the Company which the Optionee may have acquired in the course of or incidental to his employment or otherwise, whether for his own benefit, or to the detriment, or intended or probable detriment, of the Company.

7. The Optionee shall at all times abide by all lawful directives given by the board of directors of the Company.

8. If the Optionee should die while any Options are exercisable, the Option may then be exercised by his legal heirs or personal representatives, to the same extent as if the Optionee was alive and a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or of the Management Company, on or before the earlier of a period of twelve (12) months after the Optionee's death or the Expiry Date but only for such shares as the Optionee was entitled to at the date of the death of the Optionee.

9. Subject to paragraph 8, the Option shall be non-transferable and non-assignable.

10. The Optionee covenants and agrees that he will complete and deliver the documents prescribed by the policies of the Vancouver Stock Exchange.

11. The granting and exercise of the Option by the Optionee are subject to the required approvals of:

(a) the British Columbia Securities Commission or, if the Company is listed thereon, the Vancouver Stock Exchange;
(b)     any other regulatory authority having jurisdiction; and
(c) if the Optionee is an insider of the Company or a consultant, then by the shareholders of the Company,

provided, however, that in the event that such approvals are not obtained within 12 months of the date of this Agreement, then this Agreement shall from that date be null and void and of no further force and effect. For the purposes of this Agreement, the term "insider" shall have the meaning ascribed to it in the Securities Act, R.S.B.C. 1996, c.418.

12. In the event any of the terms of this Agreement are amended, then any such amendments will not be effective until the Company's receipt of the required approvals specified in paragraph 11.

13. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under Option to the Optionee and the exercise price thereof shall be deemed adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

14. In the event that the Company shall amalgamate, consolidate with, or merge into another corporation, the Optionee will thereafter receive, upon exercise of the Option, the securities or property to which a holder of the number of shares then deliverable upon the exercise of the Option would have been entitled upon such amalgamation, consolidation or merger and the Company will take steps in connection with such amalgamation, consolidation or merger as may be necessary to ensure that the provisions hereof shall thereafter be applicable, as near as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of the Option. A sale of all or substantially all of the assets of the Company for a consideration (apart from the assumption of obligations), a substantial portion of which consists of securities, shall be deemed a consolidation, amalgamation or merger for the purposes of this Agreement.

15. This Agreement shall enure to the benefit of and be binding upon the parties and upon the successors or assigns of the Company and the executors, administrators, and legal personal representatives of the Optionee.

16. This Agreement shall be exclusively governed according to the laws of British Columbia and the laws of Canada applicable therein. This Agreement is subject to the exclusive jurisdiction of the courts of the said Province.

17. This Agreement may be signed by the parties in counterparts, both of which together shall form one and the same instrument and each of which so signed shall be deemed to be an original.


IN WITNESS WHEREOF the parties have executed this Agreement the day and year first above written notwithstanding its actual date of execution.


SIGNED, SEALED and DELIVERED
in the presence of:
/s/ Brendan Payne                        /s/ Sultan Karim
-----------------------------            -------------------------------
Witness                                  DR. SULTAN KARIM


IMMUNE NETWORK RESEARCH LTD.
by its Authorized Signatory:

/s/ Allen Bain
-------------------------------
Signature

AGREEMENT 14

THIS INCENTIVE STOCK OPTION AGREEMENT is made as of the 26th day of July, 1999.

BETWEEN: TALIEH SHAHROKHI, of 2525 West 7th Avenue, Vancouver, British Columbia, V6K 1Y8

                  (the "Optionee")


AND: IMMUNE NETWORK RESEARCH LTD., having its registered and records office located at Suite 700, 625 Howe Street, Vancouver, British Columbia, V6C 2T6

                  (the "Company")


WHEREAS the Optionee is a director, senior officer, consultant, dependant contractor or a bona fide employee of the Company or a subsidiary thereof, or an employee of a company under contract to provide management services to the Company (the "Management Company") and requires as a condition of holding such position that the parties enter into this Agreement on the terms and conditions set forth,

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, the parties covenant and agree as follows:

1. The Company hereby grants to the Optionee as an incentive and in consideration of his services and not in lieu of salary or any other compensation, subject to the terms and conditions hereinafter set forth, the irrevocable right and option (the "Option") to purchase from time to time up to a total of 25,000 fully paid and non-assessable common shares in the capital stock of the Company. The Option is exercisable as to 12,000 common shares during the initial six month period of this Agreement, with the remainder exercisable at any time thereafter until the Expiry Date (hereinafter defined).

2. Subject to the provisions of paragraphs 1, 4, 5 and 8 hereof, the Option shall be exercisable by the Optionee in whole or in part at any time before 4:00 p.m. (Vancouver time) on July 25, 2004 (the "Expiry Date") at an exercise price of $0.23 per share.

3. In order to exercise the Option, the Optionee shall give written notice to the Company of his intention to exercise his Option in whole or in part, such notice to be accompanied by cash, certified cheque, bank draft or money order payable to the Company for the full amount of the purchase price of the share being then purchased. When such payment is received, the Company covenants and agrees to issue and deliver to the Optionee share certificates registered in the name of the Optionee for the number of shares so purchased.

4. The Optionee represents and warrants that he is a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or an employee of the Management Company. Subject to the provisions of paragraphs 5 and 8, the Option shall terminate at the close of business on the date which is thirty (30) calendar days after the Optionee ceases to be a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or ceases to be an employee of the Management Company and any unexercised portion of the Option may not be exercised by the Optionee after such time.

5. If at any time the Optionee shall be dismissed by the Company or the Management Company for cause or if the Company's contract with the Management Company or with the Optionee terminates, any unexercised portion of the Option shall immediately terminate.

6. The Optionee shall not, either during the term of his employment with the Company or the Management Company or while under contract with the Company or a subsidiary thereof, or at any time thereafter, disclose to any person, firm or corporation any confidential information concerning the business affairs of the Company which the Optionee may have acquired in the course of or incidental to his employment or otherwise, whether for his own benefit, or to the detriment, or intended or probable detriment, of the Company.

7. The Optionee shall at all times abide by all lawful directives given by the board of directors of the Company.

8. If the Optionee should die while any Options are exercisable, the Option may then be exercised by his legal heirs or personal representatives, to the same extent as if the Optionee was alive and a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or of the Management Company, on or before the earlier of a period of twelve (12) months after the Optionee's death or the Expiry Date but only for such shares as the Optionee was entitled to at the date of the death of the Optionee.

9. Subject to paragraph 8, the Option shall be non-transferable and non-assignable.

10. The Optionee covenants and agrees that he will complete and deliver the documents prescribed by the policies of the Vancouver Stock Exchange.

11. The granting and exercise of the Option by the Optionee are subject to the required approvals of:

(a) the British Columbia Securities Commission or, if the Company is listed thereon, the Vancouver Stock Exchange;
(b)     any other regulatory authority having jurisdiction; and
(c) if the Optionee is an insider of the Company or a consultant, then by the shareholders of the Company,

provided, however, that in the event that such approvals are not obtained within 12 months of the date of this Agreement, then this Agreement shall from that date be null and void and of no further force and effect. For the purposes of this Agreement, the term "insider" shall have the meaning ascribed to it in the Securities Act, R.S.B.C. 1996, c.418.

12. In the event any of the terms of this Agreement are amended, then any such amendments will not be effective until the Company's receipt of the required approvals specified in paragraph 11.

13. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under Option to the Optionee and the exercise price thereof shall be deemed adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

14. In the event that the Company shall amalgamate, consolidate with, or merge into another corporation, the Optionee will thereafter receive, upon exercise of the Option, the securities or property to which a holder of the number of shares then deliverable upon the exercise of the Option would have been entitled upon such amalgamation, consolidation or merger and the Company will take steps in connection with such amalgamation, consolidation or merger as may be necessary to ensure that the provisions hereof shall thereafter be applicable, as near as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of the Option. A sale of all or substantially all of the assets of the Company for a consideration (apart from the assumption of obligations), a substantial portion of which consists of securities, shall be deemed a consolidation, amalgamation or merger for the purposes of this Agreement.

15. This Agreement shall enure to the benefit of and be binding upon the parties and upon the successors or assigns of the Company and the executors, administrators, and legal personal representatives of the Optionee.

16. This Agreement shall be exclusively governed according to the laws of British Columbia and the laws of Canada applicable therein. This Agreement is subject to the exclusive jurisdiction of the courts of the said Province.

17. This Agreement may be signed by the parties in counterparts, both of which together shall form one and the same instrument and each of which so signed shall be deemed to be an original.


IN WITNESS WHEREOF the parties have executed this Agreement the day and year first above written notwithstanding its actual date of execution.


SIGNED, SEALED and DELIVERED
in the presence of:
/s/ Brendan Payne                        /s/ Talieh Shahrokhi
-----------------------------            ----------------------------
Witness                                  TALIEH SHAHROKHI


IMMUNE NETWORK RESEARCH LTD.
by its Authorized Signatory:

/s/ Allen Bain
-------------------------------
Signature

AGREEMENT 15

                          STOCK OPTION AGREEMENT

                           (Director or Officer)

              THIS AGREEMENT made as of the 20th day of May, 1998

BETWEEN:

              JENNIFER NESTORUK
              of 7731 Buller Avenue
              Burnaby, British Columbia, V3J 4T1

              (hereinafter called the "Optionee")

                                                             OF THE FIRST PART

AND:

              IMMUNE NETWORK RESEARCH LTD., the company formed as a result of the Amalgamation of Bobby Cadillac's
              Food Corporation and Immune Network Research Ltd., having its principal place of business at Suite 900 -
              475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3

              (hereinafter called the "Company")

                                                            OF THE SECOND PART

              WHEREAS the Directors of the Company have authorized the granting of options to purchase shares in the capital of the Company to certain of its directors and officers.

              NOW THEREFORE THIS AGREEMENT WITNESSES:

DEFINITION
----------

1. In this Agreement the term "share" or "shares" means, as the case may be, one or more Common shares without par value in the capital stock of the Company as constituted at the date of this Agreement.

GRANTING OF OPTION
------------------

2. The Company hereby irrevocably grants to the Optionee, being one of the directors or officers of the Company, a non-assignable, non-transferable option to purchase 60,000 shares in the capital stock of the Company (hereinafter called the "Option") at a price of $0.15 per share (the "Option Price") on the terms and conditions hereinafter set forth.

EXERCISE OF OPTION
------------------

3. Subject to paragraph 8 hereof, the Option, or any part thereof, may be exercised by the Optionee at any time, and from time to time for a five year period from the date hereof by notice in writing to the company to that effect. Any such notice given to the Company (an "Exercise Notice") shall specify the number of shares with respect to which the Option is being exercised and shall be accompanied by a certified cheque drawn on a Canadian chartered bank in favour of the Company in full payment of the Option Price for the number of shares then being purchased.


DELIVERY OF SHARE CERTIFICATE
-----------------------------

4. The Company shall, within five business days after receipt of the Exercise Notice deliver to the Optionee a share certificate representing the number of shares with respect to which the Option was exercised and issued as of the date of the Exercise Notice.

5. An Exercise Notice shall be deemed to have been given, if delivered, on the date of delivery, or if mailed, on the date of mailing. A mailed Exercise Notice shall be sent by prepaid registered mail addressed to the Company at its Vancouver address.


OPTION ONLY
-----------

6. Nothing herein contained or done pursuant hereto shall obligate the Optionee to purchase and/or pay for any shares of the Company, except those shares in respect of which the Optionee shall have exercised all or any part of the Option granted hereunder.

7. The Optionee shall have no rights whatsoever as a shareholder in respect of any of the shares optioned hereunder other than in respect of optioned shares upon which the Optionee shall have exercised all or any part of the Option granted hereunder and which shall have been taken up and paid for in full.


APPROVAL
--------

8. The Option granted hereunder is subject to approval by ordinary resolution of the members of the Company entitled to vote at a general meeting of the Company, passed prior to the exercise of the Option or any part thereof.


FILING WITH VANCOUVER STOCK EXCHANGE
------------------------------------

9. This Agreement is required to be filed with the Vancouver Stock Exchange (the "Exchange") and the Optionee hereby agrees to be bound by any modification of the terms and conditions of the Option as may be required by the said Exchange.

CAPITAL REORGANIZATION
----------------------

10. In the event the authorized capital of the Company as presently constituted is consolidated into a lesser number of shares or subdivided into a greater number of shares, the number of shares in respect of which the Option remains unexercised shall be decreased or increased proportionately as the case may be, and the then prevailing purchase price to be paid by the Optionee for each such share shall be correspondingly decreased or increased as applicable. In the event the Company shall determine to amalgamate or merge with any other company or companies (and the right to do so is hereby expressly reserved) whether by way of statutory amalgamation, sale of its assets and undertaking, or otherwise howsoever, then and in each such event the number of shares in the corporation resulting from such amalgamation or merger in respect of which the Option remains unexercised shall be such number of shares in that corporation as would have been acquired by the Optionee pursuant to the amalgamation or merger had the Option been fully exercised immediately prior to the date of such amalgamation or merger and the then prevailing purchase price of the shares to be paid by the Optionee shall be correspondingly decreased or increased as applicable.


TERMINATTON OF OPTION
---------------------

11. The Option is not assignable or transferable and shall terminate on the 30th day following the date upon which the Optionee ceases to be a director or officer of the Company; provided, however, that if such cessation is due to the death of the Optionee, the personal representative of the Optionee shall have the right to exercise any unexercised part of the Option for a period of one year following the date of death of the Optionee.


AMENDMENT OF MATERIAL TERMS
---------------------------

12. Any amendment to the Option is subject to approval by ordinary resolution of the members of the Company entitled to vote at a general meeting of the Company.


TIME OF THE ESSENCE
-------------------

13.           Time shall be of the essence of this Agreement.


SUCCESSORS
----------

14. This Agreement shall ensure to the benefit of and be binding upon the heirs, executors and administrators of the Optionee and the successors of the Company.

              IN WITNESS WHEREOF the parties hereto have caused these presents to be executed as of the day and year first above written.



SIGNED, SEALED AND DELIVERED by the     )
Optionee in the presence of             )
                                        )
/s/ Victor Jones                        )
-----------------------------------     )
Name                                    )
                                        )
4121 Vine                               )
-----------------------------------     )           /s/ Jennifer Nestoruk
Vancouver                               )           ---------------------------
-----------------------------------     )           Jennifer Nestoruk
Address                                 )
-----------------------------------     )
Executive                               )
-----------------------------------     )
Occupation                              )




The Common Seal of IMMUNE NETWORK       )
RESEARCH LTD. was hereunto affixed      )
in the presence of:                     )
                                        )
                                        )
                                        )
/S/ Victor Jones                        )
-----------------------------------     )
Authorized Signatory                    )                        c/s
                                        )
/S/ Jennifer Nestoruk                   )
------------------------------          )
Authorized Signatory                    )

AGREEMENT 16

                             STOCK OPTION AGREEMENT

                             (Director or Officer)

              THIS AGREEMENT made as of the  20th   day of  May,  1998

BETWEEN:

              MICHAEL GRANT
              of 297 Marine Drive
              Logy Bay, Newfoundland

              (hereinafter called the "Optionee")

                                                             OF THE FIRST PART

AND:

              IMMUNE NETWORK RESEARCH LTD., the company formed as a result of the Amalgamation of Bobby Cadillac's
              Food Corporation and Immune Network Research Ltd., having its principal place of business at Suite 900 - 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3

              (hereinafter called the "Company")

                                                            OF THE SECOND PART

              WHEREAS the Directors of the Company have authorized the granting of options to purchase shares in the capital of the Company to certain of its directors and officers.

              NOW THEREFORE THIS AGREEMENT WITNESSES:

DEFINITION
----------

1. In this Agreement the term "share" or "shares" means, as the case may be, one or more Common shares without par value in the capital stock of the Company as constituted at the date of this Agreement.

GRANTING OF OPTION
------------------

2. The Company hereby irrevocably grants to the Optionee, being one of the directors or officers of the Company, a non-assignable, non-transferable option to purchase 200,000 shares in the capital stock of the Company (hereinafter called the "Option") at a price of $0.15 per share (the "Option Price") on the terms and conditions hereinafter set forth.

EXERCISE OF OPTION
------------------

3. Subject to paragraph 8 hereof, the Option, or any part thereof, may be exercised by the Optionee at any time, and from time to time for a five year period from the date hereof by notice in writing to the company to that effect. Any such notice given to the Company (an "Exercise Notice") shall specify the number of shares with respect to which the Option is being exercised and shall be accompanied by a certified cheque drawn on a Canadian chartered bank in favour of the Company in full payment of the Option Price for the number of shares then being purchased.


DELIVERY OF SHARE CERTIFICATE
-----------------------------

4. The Company shall, within five business days after receipt of the Exercise Notice deliver to the Optionee a share certificate representing the number of shares with respect to which the Option was exercised and issued as of the date of the Exercise Notice.

5. An Exercise Notice shall be deemed to have been given, if delivered, on the date of delivery, or if mailed, on the date of mailing.
A mailed Exercise Notice shall be sent by prepaid registered mail addressed to the Company at its Vancouver address.


OPTION ONLY
-----------

6. Nothing herein contained or done pursuant hereto shall obligate the Optionee to purchase and/or pay for any shares of the Company, except those shares in respect of which the Optionee shall have exercised all or any part of the Option granted hereunder.

7. The Optionee shall have no rights whatsoever as a shareholder in respect of any of the shares optioned hereunder other than in respect of optioned shares upon which the Optionee shall have exercised all or any part of the Option granted hereunder and which shall have been taken up and paid for in full.


APPROVAL
--------

8. The Option granted hereunder is subject to approval by ordinary resolution of the members of the Company entitled to vote at a general meeting of the Company, passed prior to the exercise of the Option or any part thereof.


FILING WITH VANCOUVER STOCK EXCHANGE
------------------------------------

9. This Agreement is required to be filed with the Vancouver Stock Exchange (the "Exchange") and the Optionee hereby agrees to be bound by any modification of the terms and conditions of the Option as may be required by the said Exchange.

CAPITAL REORGANIZATION
----------------------

10. In the event the authorized capital of the Company as presently constituted is consolidated into a lesser number of shares or subdivided into a greater number of shares, the number of shares in respect of which the Option remains unexercised shall be decreased or increased proportionately as the case may be, and the then prevailing purchase price to be paid by the Optionee for each such share shall be correspondingly decreased or increased as applicable. In the event the Company shall determine to amalgamate or merge with any other company or companies (and the right to do so is hereby expressly reserved) whether by way of statutory amalgamation, sale of its assets and undertaking, or otherwise howsoever, then and in each such event the number of shares in the corporation resulting from such amalgamation or merger in respect of which the Option remains unexercised shall be such number of shares in that corporation as would have been acquired by the Optionee pursuant to the amalgamation or merger had the Option been fully exercised immediately prior to the date of such amalgamation or merger and the then prevailing purchase price of the shares to be paid by the Optionee shall be correspondingly decreased or increased as applicable.


TERMINATTON OF OPTION
---------------------

11. The Option is not assignable or transferable and shall terminate on the 30th day following the date upon which the Optionee ceases to be a director or officer of the Company; provided, however, that if such cessation is due to the death of the Optionee, the personal representative of the Optionee shall have the right to exercise any unexercised part of the Option for a period of one year following the date of death of the Optionee.


AMENDMENT OF MATERIAL TERMS
---------------------------

12. Any amendment to the Option is subject to approval by ordinary resolution of the members of the Company entitled to vote at a general meeting of the Company.


TIME OF THE ESSENCE
-------------------

13.           Time shall be of the essence of this Agreement.


SUCCESSORS
----------

14. This Agreement shall ensure to the benefit of and be binding upon the heirs, executors and administrators of the Optionee and the successors of the Company.

              IN WITNESS WHEREOF the parties hereto have caused these presents to be executed as of the day and year first above written.



SIGNED, SEALED AND DELIVERED by the          )
Optionee in the presence of                  )
                                             )
Jennifer Nestoruk                            )
----------------------------------------     )
Name                                         )
                                             )
7731 Buller Avenue,                          )
----------------------------------------     )     /s/ Michael Grant
Burnaby, BC                                  )     ----------------------------
----------------------------------------     )     Michael D. Grant
Address                                      )
----------------------------------------     )
Secretary                                    )
----------------------------------------     )
Occupation                                   )
----------------------------------------     )




The Common Seal of IMMUNE NETWORK            )
RESEARCH LTD. was hereunto affixed in the    )
presence of:                                 )
                                             )
                                             )
/S/ Victor Jones                             )
----------------------------------------     )
Authorized Signatory                         )                        c/s
                                             )
                                             )
/S/ Jennifer Nestoruk                        )
-----------------------------------          )
Authorized Signatory                         )

AGREEMENT 17

                                    STOCK OPTION AGREEMENT

                                     (Director or Officer)

              THIS AGREEMENT made as of the  20th   day of  May,  1998

BETWEEN:

              VICTOR J.E.JONES
              of 4121 Vine St.
              Vancouver, British Columbia, V6L 3C1

              (hereinafter called the "Optionee")

                                                             OF THE FIRST PART

AND:

              IMMUNE NETWORK RESEARCH LTD., the company formed as a result of the Amalgamation of Bobby Cadillac's
              Food Corporation and Immune Network Research Ltd., having its principal place of business at Suite 900 - 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3

              (hereinafter called the "Company")

                                                            OF THE SECOND PART

              WHEREAS the Directors of the Company have authorized the granting of options to purchase shares in the capital of the Company to certain of its directors and officers.

              NOW THEREFORE THIS AGREEMENT WITNESSES:

DEFINITION
----------

1. In this Agreement the term "share" or "shares" means, as the case may be, one or more Common shares without par value in the capital stock of the Company as constituted at the date of this Agreement.

GRANTING OF OPTION
------------------

2. The Company hereby irrevocably grants to the Optionee, being one of the directors or officers of the Company, a non-assignable, non-transferable option to purchase 200,000 shares in the capital stock of the Company (hereinafter called the "Option") at a price of $0.15 per share (the "Option Price") on the terms and conditions hereinafter set forth.

EXERCISE OF OPTION
------------------

3. Subject to paragraph 8 hereof, the Option, or any part thereof, may be exercised by the Optionee at any time, and from time to time for a five year period from the date hereof by notice in writing to the company to that effect. Any such notice given to the Company (an "Exercise Notice") shall specify the number of shares with respect to which the Option is being exercised and shall be accompanied by a certified cheque drawn on a Canadian chartered bank in favour of the Company in full payment of the Option Price for the number of shares then being purchased.


DELIVERY OF SHARE CERTIFICATE
-----------------------------

4. The Company shall, within five business days after receipt of the Exercise Notice deliver to the Optionee a share certificate representing the number of shares with respect to which the Option was exercised and issued as of the date of the Exercise Notice.

5. An Exercise Notice shall be deemed to have been given, if delivered, on the date of delivery, or if mailed, on the date of mailing. A mailed Exercise Notice shall be sent by prepaid registered mail addressed to the Company at its Vancouver address.


OPTION ONLY
-----------

6. Nothing herein contained or done pursuant hereto shall obligate the Optionee to purchase and/or pay for any shares of the Company, except those shares in respect of which the Optionee shall have exercised all or any part of the Option granted hereunder.

7. The Optionee shall have no rights whatsoever as a shareholder in respect of any of the shares optioned hereunder other than in respect of optioned shares upon which the Optionee shall have exercised all or any part of the Option granted hereunder and which shall have been taken up and paid for in full.


APPROVAL
--------

8. The Option granted hereunder is subject to approval by ordinary resolution of the members of the Company entitled to vote at a general meeting of the Company, passed prior to the exercise of the Option or any part thereof.


FILING WITH VANCOUVER STOCK EXCHANGE
------------------------------------

9. This Agreement is required to be filed with the Vancouver Stock Exchange (the "Exchange") and the Optionee hereby agrees to be bound by any modification of the terms and conditions of the Option as may be required by the said Exchange.

CAPITAL REORGANIZATION
----------------------

10. In the event the authorized capital of the Company as presently constituted is consolidated into a lesser number of shares or subdivided into a greater number of shares, the number of shares in respect of which the Option remains unexercised shall be decreased or increased proportionately as the case may be, and the then prevailing purchase price to be paid by the Optionee for each such share shall be correspondingly decreased or increased as applicable. In the event the Company shall determine to amalgamate or merge with any other company or companies (and the right to do so is hereby expressly reserved) whether by way of statutory amalgamation, sale of its assets and undertaking, or otherwise howsoever, then and in each such event the number of shares in the corporation resulting from such amalgamation or merger in respect of which the Option remains unexercised shall be such number of shares in that corporation as would have been acquired by the Optionee pursuant to the amalgamation or merger had the Option been fully exercised immediately prior to the date of such amalgamation or merger and the then prevailing purchase price of the shares to be paid by the Optionee shall be correspondingly decreased or increased as applicable.


TERMINATTON OF OPTION
---------------------

11. The Option is not assignable or transferable and shall terminate on the 30th day following the date upon which the Optionee ceases to be a director or officer of the Company; provided, however, that if such cessation is due to the death of the Optionee, the personal representative of the Optionee shall have the right to exercise any unexercised part of the Option for a period of one year following the date of death of the Optionee.


AMENDMENT OF MATERIAL TERMS
---------------------------

12. Any amendment to the Option is subject to approval by ordinary resolution of the members of the Company entitled to vote at a general meeting of the Company.


TIME OF THE ESSENCE
-------------------

13.           Time shall be of the essence of this Agreement.


SUCCESSORS
----------

14. This Agreement shall ensure to the benefit of and be binding upon the heirs, executors and administrators of the Optionee and the successors of the Company.

              IN WITNESS WHEREOF the parties hereto have caused these presents to be executed as of the day and year first above written.



SIGNED, SEALED AND DELIVERED by the         )
Optionee in the presence of                 )
                                            )
Jennifer Nestoruk                           )
---------------------------------------     )
Name                                        )
                                            )
7731 Buller Avenue,                         )
---------------------------------------     )          /S/ Victor Jones
Burnaby BC V5J 4T2                          )          ------------------------
---------------------------------------     )          Victor J.F. Jones
Victor Jones                                )
Address                                     )
---------------------------------------     )
Secretary                                   )
---------------------------------------     )
Occupation                                  )




The Common Seal of IMMUNE NETWORK           )
RESEARCH LTD. was hereunto affixed in the   )
presence of:                                )
                                            )
                                            )
/S/ Victor Jones                            )
---------------------------------------     )
Authorized Signatory                        )                        c/s
                                            )
                                            )
/S/ Jennifer Nestoruk                       )
---------------------------------------     )
Authorized Signatory                        )

AGREEMENT 18

                               STOCK OPTION AGREEMENT

                                (Director or Officer)

              THIS AGREEMENT made as of the  20th   day of  May,  1998

BETWEEN:

              DONALD RIX
              of 6141 St. Clair
              Vancouver, British Columbia, V6N 2A6

              (hereinafter called the "Optionee")

                                                             OF THE FIRST PART

AND:

              IMMUNE NETWORK RESEARCH LTD., the company formed as a result of the Amalgamation of Bobby Cadillac's
              Food Corporation and Immune Network Research Ltd., having its principal place of business at Suite 900 - 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3

              (hereinafter called the "Company")

                                                            OF THE SECOND PART

              WHEREAS the Directors of the Company have authorized the granting of options to purchase shares in the capital of the Company to certain of its directors and officers.

              NOW THEREFORE THIS AGREEMENT WITNESSES:

DEFINITION
----------

1. In this Agreement the term "share" or "shares" means, as the case may be, one or more Common shares without par value in the capital stock of the Company as constituted at the date of this Agreement.

GRANTING OF OPTION
------------------

2. The Company hereby irrevocably grants to the Optionee, being one of the directors or officers of the Company, a non-assignable, non-transferable option to purchase 200,000 shares in the capital stock of the Company (hereinafter called the "Option") at a price of $0.15 per share (the "Option Price") on the terms and conditions hereinafter set forth.

EXERCISE OF OPTION
------------------

3. Subject to paragraph 8 hereof, the Option, or any part thereof, may be exercised by the Optionee at any time, and from time to time for a five year period from the date hereof by notice in writing to the company to that effect. Any such notice given to the Company (an "Exercise Notice") shall specify the number of shares with respect to which the Option is being exercised and shall be accompanied by a certified cheque drawn on a Canadian chartered bank in favour of the Company in full payment of the Option Price for the number of shares then being purchased.


DELIVERY OF SHARE CERTIFICATE
-----------------------------

4. The Company shall, within five business days after receipt of the Exercise Notice deliver to the Optionee a share certificate representing the number of shares with respect to which the Option was exercised and issued as of the date of the Exercise Notice.

5. An Exercise Notice shall be deemed to have been given, if delivered, on the date of delivery, or if mailed, on the date of mailing. A mailed Exercise Notice shall be sent by prepaid registered mail addressed to the Company at its Vancouver address.


OPTION ONLY
-----------

6. Nothing herein contained or done pursuant hereto shall obligate the Optionee to purchase and/or pay for any shares of the Company, except those shares in respect of which the Optionee shall have exercised all or any part of the Option granted hereunder.

7. The Optionee shall have no rights whatsoever as a shareholder in respect of any of the shares optioned hereunder other than in respect of optioned shares upon which the Optionee shall have exercised all or any part of the Option granted hereunder and which shall have been taken up and paid for in full.


APPROVAL
--------

8. The Option granted hereunder is subject to approval by ordinary resolution of the members of the Company entitled to vote at a general meeting of the Company, passed prior to the exercise of the Option or any part thereof.


FILING WITH VANCOUVER STOCK EXCHANGE
------------------------------------

9. This Agreement is required to be filed with the Vancouver Stock Exchange (the "Exchange") and the Optionee hereby agrees to be bound by any modification of the terms and conditions of the Option as may be required by the said Exchange.

CAPITAL REORGANIZATION
----------------------

10. In the event the authorized capital of the Company as presently constituted is consolidated into a lesser number of shares or subdivided into a greater number of shares, the number of shares in respect of which the Option remains unexercised shall be decreased or increased proportionately as the case may be, and the then prevailing purchase price to be paid by the Optionee for each such share shall be correspondingly decreased or increased as applicable. In the event the Company shall determine to amalgamate or merge with any other company or companies (and the right to do so is hereby expressly reserved) whether by way of statutory amalgamation, sale of its assets and undertaking, or otherwise howsoever, then and in each such event the number of shares in the corporation resulting from such amalgamation or merger in respect of which the Option remains unexercised shall be such number of shares in that corporation as would have been acquired by the Optionee pursuant to the amalgamation or merger had the Option been fully exercised immediately prior to the date of such amalgamation or merger and the then prevailing purchase price of the shares to be paid by the Optionee shall be correspondingly decreased or increased as applicable.


TERMINATTON OF OPTION
---------------------

11. The Option is not assignable or transferable and shall terminate on the 30th day following the date upon which the Optionee ceases to be a director or officer of the Company; provided, however, that if such cessation is due to the death of the Optionee, the personal representative of the Optionee shall have the right to exercise any unexercised part of the Option for a period of one year following the date of death of the Optionee.


AMENDMENT OF MATERIAL TERMS
---------------------------

12. Any amendment to the Option is subject to approval by ordinary resolution of the members of the Company entitled to vote at a general meeting of the Company.


TIME OF THE ESSENCE
-------------------

13.           Time shall be of the essence of this Agreement.


SUCCESSORS
----------

14. This Agreement shall ensure to the benefit of and be binding upon the heirs, executors and administrators of the Optionee and the successors of the Company.

              IN WITNESS WHEREOF the parties hereto have caused these presents to be executed as of the day and year first above written.



SIGNED, SEALED AND DELIVERED by the          )
Optionee in the presence of                  )
                                             )
Jennifer Nestoruk                            )
----------------------------------------     )
Name                                         )
                                             )
7731 Buller Avenue                           )
----------------------------------------     )
Address                                      )
----------------------------------------     )       /s/Donald Rix
Burnaby, BC                                  )       -------------------------
----------------------------------------     )       Donald Rix
Secretary                                    )
----------------------------------------     )
Occupation                                   )




The Common Seal of IMMUNE NETWORK            )
RESEARCH LTD. was hereunto affixed in the    )
presence of:                                 )
                                             )
                                             )
/s/ Victor Jones                             )
----------------------------------------     )                   c/s
Authorized Signatory                         )
                                             )
                                             )
/s/ Jennifer Nestoruk                        )
-----------------------------------          )
Authorized Signatory                         )

AGREEMENT 19

                               STOCK OPTION AGREEMENT

                                (Director or Officer)

              THIS AGREEMENT made as of the  20th   day of  May,  1998

BETWEEN:

              ROBERT J. GAYTON
              of 5145 Ashfiled Road
              West Vancouver, British Columbia, V7W 2X4

              (hereinafter called the "Optionee")

                                                             OF THE FIRST PART

AND:

              IMMUNE NETWORK RESEARCH LTD., the company formed as a result of the Amalgamation of Bobby Cadillac's
              Food Corporation and Immune Network Research Ltd., having its principal place of business at Suite 900 - 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3

              (hereinafter called the "Company")

                                                            OF THE SECOND PART

              WHEREAS the Directors of the Company have authorized the granting of options to purchase shares in the capital of the Company to certain of its directors and officers.

              NOW THEREFORE THIS AGREEMENT WITNESSES:

DEFINITION
----------

1. In this Agreement the term "share" or "shares" means, as the case may be, one or more Common shares without par value in the capital stock of the Company as constituted at the date of this Agreement.

GRANTING OF OPTION
------------------

2. The Company hereby irrevocably grants to the Optionee, being one of the directors or officers of the Company, a non-assignable, non-transferable option to purchase 200,000 shares in the capital stock of the Company (hereinafter called the "Option") at a price of $0.15 per share (the "Option Price") on the terms and conditions hereinafter set forth.

EXERCISE OF OPTION
------------------

3. Subject to paragraph 8 hereof, the Option, or any part thereof, may be exercised by the Optionee at any time, and from time to time for a five year period from the date hereof by notice in writing to the company to that effect. Any such notice given to the Company (an "Exercise Notice") shall specify the number of shares with respect to which the Option is being exercised and shall be accompanied by a certified cheque drawn on a Canadian chartered bank in favour of the Company in full payment of the Option Price for the number of shares then being purchased.


DELIVERY OF SHARE CERTIFICATE
-----------------------------

4. The Company shall, within five business days after receipt of the Exercise Notice deliver to the Optionee a share certificate representing the number of shares with respect to which the Option was exercised and issued as of the date of the Exercise Notice.

5. An Exercise Notice shall be deemed to have been given, if delivered, on the date of delivery, or if mailed, on the date of mailing. A mailed Exercise Notice shall be sent by prepaid registered mail addressed to the Company at its Vancouver address.


OPTION ONLY
-----------

6. Nothing herein contained or done pursuant hereto shall obligate the Optionee to purchase and/or pay for any shares of the Company, except those shares in respect of which the Optionee shall have exercised all or any part of the Option granted hereunder.

7. The Optionee shall have no rights whatsoever as a shareholder in respect of any of the shares optioned hereunder other than in respect of optioned shares upon which the Optionee shall have exercised all or any part of the Option granted hereunder and which shall have been taken up and paid for in full.


APPROVAL
--------

8. The Option granted hereunder is subject to approval by ordinary resolution of the members of the Company entitled to vote at a general meeting of the Company, passed prior to the exercise of the Option or any part thereof.


FILING WITH VANCOUVER STOCK EXCHANGE
------------------------------------

9. This Agreement is required to be filed with the Vancouver Stock Exchange (the "Exchange") and the Optionee hereby agrees to be bound by any modification of the terms and conditions of the Option as may be required by the said Exchange.

CAPITAL REORGANIZATION
----------------------

10. In the event the authorized capital of the Company as presently constituted is consolidated into a lesser number of shares or subdivided into a greater number of shares, the number of shares in respect of which the Option remains unexercised shall be decreased or increased proportionately as the case may be, and the then prevailing purchase price to be paid by the Optionee for each such share shall be correspondingly decreased or increased as applicable. In the event the Company shall determine to amalgamate or merge with any other company or companies (and the right to do so is hereby expressly reserved) whether by way of statutory amalgamation, sale of its assets and undertaking, or otherwise howsoever, then and in each such event the number of shares in the corporation resulting from such amalgamation or merger in respect of which the Option remains unexercised shall be such number of shares in that corporation as would have been acquired by the Optionee pursuant to the amalgamation or merger had the Option been fully exercised immediately prior to the date of such amalgamation or merger and the then prevailing purchase price of the shares to be paid by the Optionee shall be correspondingly decreased or increased as applicable.


TERMINATTON OF OPTION
---------------------

11. The Option is not assignable or transferable and shall terminate on the 30th day following the date upon which the Optionee ceases to be a director or officer of the Company; provided, however, that if such cessation is due to the death of the Optionee, the personal representative of the Optionee shall have the right to exercise any unexercised part of the Option for a period of one year following the date of death of the Optionee.


AMENDMENT OF MATERIAL TERMS
---------------------------

12. Any amendment to the Option is subject to approval by ordinary resolution of the members of the Company entitled to vote at a general meeting of the Company.


TIME OF THE ESSENCE
-------------------

13.           Time shall be of the essence of this Agreement.


SUCCESSORS
----------

14. This Agreement shall ensure to the benefit of and be binding upon the heirs, executors and administrators of the Optionee and the successors of the Company.

              IN WITNESS WHEREOF the parties hereto have caused these presents to be executed as of the day and year first above written.



SIGNED, SEALED AND DELIVERED by the          )
Optionee in the presence of                  )
                                             )
Jennifer Nestoruk                            )
----------------------------------------     )
Name                                         )
                                             )
7731 Buller Avenue                           )
----------------------------------------     )
Address                                      )
----------------------------------------     )       /s/Robert Gayton
Burnaby, BC                                  )       -------------------------
----------------------------------------     )       Robert J. Gayton
Secretary                                    )
----------------------------------------     )
Occupation                                   )




The Common Seal of IMMUNE NETWORK            )
RESEARCH LTD. was hereunto affixed in the    )
presence of:                                 )
                                             )
                                             )
/s/ Victor Jones                             )
----------------------------------------     )                   c/s
Authorized Signatory                         )
                                             )
                                             )
/s/ Jennifer Nestoruk                        )
-----------------------------------          )
Authorized Signatory                         )

                                  Exhibit 3-3


             Licensing Agreement dated April 23, 1993 with the San Diego Regional Cancer Centre (now known at the Sidney Kimmel Cancer Centre) to be filed by amendment

                                  Exhibit 3-4


             Agreement dated December 15, 1997, as amended December 15, 1998 with ImmPheron, Inc. to be filed by amendment

                                  Exhibit 3-5


             Option Agreement dated July 9, 1999 with the University of British Columbia to be filed by amendment

                                  Exhibit 3-6


             Joint Venture Agreement dated August 12, 1999 with Bridge Pharma, Inc. to be filed by amendment

                                  Exhibit 3-7


             Memorandum of Agreement dated August 23, 1999 with Skye Boat, Ltd. to be filed by amendment

                                  Exhibit 3-8


             Memorandum of Agreement dated August 17, 1999 with Inexsis Inc. and a Management Team represented by Ping Quin to be filed by amendment

                               EXHIBIT 3-9


                     Executive Employment Agreement dated
                          May 21, 1999 with Allen Bain

THIS EXECUTIVE EMPLOYMENT AGREEMENT is dated for reference the 21st day of May, 1999.

BETWEEN: IMMUNE NETWORK RESEARCH LTD., a company incorporated under the laws of British Columbia, having its registered and records office located at Suite 700, 625 Howe Street, Vancouver, British
             Columbia V6C 2T6

             (the "Company")

AND:         ALLEN BAIN, of 2039 MacDonald Street, Vancouver, British Columbia
             V6S 2L2

             (the "Executive")

W H E R E A S:

A. The Company is a reporting company whose shares are posted and listed for trading on the Vancouver Stock Exchange (the "VSE");

B. The Company wishes to retain the services of the Executive on the terms and conditions of this Agreement,

THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements hereinafter contained, the parties agree as follows:

1.     EMPLOYMENT

1.1 The Company hereby employs the Executive as its president and chief executive officer, or in such other capacity as the parties may mutually agree, upon the terms and conditions of the Agreement.

1.2 The Executive shall carry out such duties as the Company's board of directors may from time to time reasonably determine, including but not limited to:

(a) ensuring that sufficient funds are available to facilitate the implementation of the Company's goals and objectives or, if they are not, notifying the Company's board of directors accordingly;

(b) providing his best efforts in raising equity and debt financing for the Company's needs and to that end, preparing and making presentations to the investment community;

(c) managing employees in the implementation of corporate strategies, policies, procedures, financial forecasts and monitoring systems to promote the efficient use of the Company's financial resources;

(d) developing and implementing the Company's internal policies, procedures, rules and regulations;

(e)     evaluating  new  business  opportunities;  and

(f) reporting to the Company's board of directors in the manner and frequency as may be reasonably determined by the board of directors.

2.     TERM

2.1 The term of this Agreement shall be for a period of two years commencing as of the date of this Agreement (the "Start Date"), subject to earlier termination as provided for in this Agreement. This Agreement may be renewed by mutual agreement of the parties.

2.2 In this Agreement, references to "Year" mean each 12 month period commencing from the Start Date and each anniversary of the Start Date.

3.     REMUNERATION  ETC.

3.1 In consideration of the Executive's services under this Agreement, the Company shall pay to the Executive the sum of $10,000 per month, payable in arrears on the last business day of each month. It is intended that this salary level be consistent with local industry standards, and therefore, it is agreed that this amount is subject to renegotiation upon the request of either party not earlier than six months from the Start Date.

3.2 The Executive shall be entitled to 3 weeks vacation during each Year of this Agreement, to be taken at a time acceptable to both parties.

3.3 The Executive shall be entitled to participate in any stock option, profit sharing, medical reimbursement, insurance or other employee benefit plan as may be in effect from time to time subject to the participation standards and other terms thereof. The Executive shall not have any cash entitlement with respect to benefits the Executive has chosen not to receive.

3.4 The Company shall grant to the Executive or a company wholly owned by him, subject to the acceptance of the VSE, stock options entitling the Executive to purchase 500,000 common shares of the Company at an exercise price of $0.15 per share or such other exercise price as may be required by the VSE. Subject to VSE acceptance, the Company agrees to grant to the Executive or a company wholly owned by him, on or near the date which is six (6) months following the Start Date, additional stock options to increase the number of common shares which may be purchased by the Executive pursuant to stock options then held by him to 5% of the Company's then issued and outstanding share capital, at a price equal to the minimum exercise price permitted by the VSE.

3.5 Subject to VSE acceptance, the Company consents to the transfer to the Executive or a company wholly owned by him, of approximately 4.3 million common shares currently held in escrow.

3.4 The Company shall reimburse the Executive for all reasonable and pre-agreed expenses incurred by the Executive in furtherance of the Company's business. The Executive shall, to the greatest extent possible, submit statements and vouchers for all expenses claimed. The Executive acknowledges that the Company will only reimburse those expenses that the Company considers reasonable or to which the Company has granted prior authorization.

3.5 If the Company's board of directors should determine to insure the life of the Executive, the Executive shall cooperate with the Company and the insurer and do all reasonable things required to permit the placing or continuance of such insurance coverage upon his life.

3.6 All payments to be made by the Company to the Executive and benefits received by the Executive from the Company shall be subject to all applicable statutory deductions for taxes, unemployment insurance and pension contributions, and such other deductions as may be agreed upon by the parties for private insurance, medical and dental plans.

4.     CONFIDENTIAL  INFORMATION

4.1 The Executive acknowledges that, in the course of providing services to the Company, he will have access to confidential information concerning the Company and its subsidiaries and, therefore, the Executive agrees that he will not, either during the term of this Agreement or thereafter, divulge or utilize to the detriment of the Company any of such confidential information so obtained. The provisions of this section shall survive the expiry or earlier termination of this Agreement.

5.     DEVOTION  OF  TIME  AND  NON-COMPETITION

5.1 During the term and any renewal of this Agreement, the Executive shall devote sufficient time and attention to the Company's business as may be required to properly perform his duties hereunder.

5.2 During the term and any renewal of this Agreement and for a period of one year thereafter, the Executive agrees that he shall not engage in any other business activities or serve as an officer or director in any company or other entity which is engaged in the pharmaceutical development of chemical analogs that are closely related to those of the Company or any of its subsidiaries.

5.3 The provisions of this section shall survive the expiry or earlier termination of this Agreement.

6.     TERMINATION  OF  AGREEMENT

6.1 This Agreement may be terminated by the Company, without notice or payment in lieu of notice, during the period (the "Probationary Period") which commences on the Start Date and continues until the earlier to occur of:

(a)     the date  which  is  90  days  from  the  Start  Date;  and

(b) the date on which the Company enters into a material, binding agreement regarding the Company's acquisition, through a purchase, license or otherwise, of a drug discovery project.

6.2 This Agreement may be terminated by the Executive upon one month's notice to the Company.

6.3 If this Agreement is terminated during the Probationary Period, the Executive agrees to transfer all escrow shares then held by him as directed by the Company's board of directors, subject to VSE acceptance, for a purchase price equal to the Executive's acquisition cost for such escrow shares.

6.4 After the completion of the Probationary Period, this Agreement may be terminated by the Company only as follows:

(a)     for  cause  (as  defined  in  subsection  6.5);  or

(b) upon notice to the Executive together with a lump sum payment in an amount equal to 50% of the Executive's then current annual salary.

6.5 For the purposes of subsection 6.4 (a), "cause" shall mean any of the following events:

(a) the Executive is dishonest in dealing with the Company or his conduct is in any way prejudicial to the Company or materially and adversely affects his ability to perform his duties hereunder;

(b) the Executive fails to perform assigned duties in a manner acceptable to the Company, which failure is not fully remedied by the Executive within 10 business days after notice in writing thereof has been given by the Company to the Executive;

(c)     the  Executive  breaches  a  material  term  of  this  Agreement;  or

(d)     the  Executive  is  convicted  of  a  crime  involving theft or fraud.

In the event of a proposed termination pursuant to subparagraph 6.5(a) or (c), the Company will notify the Executive of the circumstances entitling the Company to terminate this Agreement and may, at its sole discretion, provide the Executive with an opportunity to respond; PROVIDED that the foregoing shall not restrict the Company from exercising its right to immediately terminate this Agreement for any of the reasons described in this subparagraph if the Company reasonably believes such action necessary.

6.6 Any decision by the Company to terminate this Agreement must be based upon a resolution to that effect passed by the Company's board of directors.

6.7 If the Executive dies during the term or any renewal of this Agreement, the Company shall pay to the estate of the Executive the compensation which otherwise would be payable to such Executive up to the end of the month in which the Executive's death occurs.

7.     MISCELLANEOUS

7.1 All notices and other communications required or permitted by this Agreement to be given or made by either party to the other shall be given or made in writing and be delivered by hand or registered mail (except during a postal disruption) to the parties at the addresses set forth in this Agreement, or at such other address as the parties designate by notice in writing to the other. Proof of delivery in such manner shall constitute proof of receipt.

7.2 This Agreement may not be assigned by either party without the prior written consent of the other.

7.3 This Agreement shall be construed under and governed solely by the laws of British Columbia and the law of Canada applicable therein.

7.4 This Agreement represents the entire agreement between the parties regarding the Executive's employment with the Company and supersedes sections 1 and 2 of the letter agreement dated May 13, 1999 between the parties. This Agreement may not be amended or otherwise modified except by an instrument in writing signed by both parties.

7.5 This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

7.6 This Agreement is subject to the Company's receipt of notice from the VSE of their acceptance of the filing of this Agreement. Once fully executed, the Company agrees to promptly file this Agreement with the VSE and to use its best efforts to obtain the required VSE acceptance.


IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written notwithstanding its actual date of execution.


IMMUNE  NETWORK  RESEARCH  LTD.
by  its  authorized  signatory:

/s/ Director


SIGNED,  SEALED  AND  DELIVERED             )
by  ALLEN  BAIN  in  the  presence  of:     )
                                            )
/s/ B. Payne                                )           /s/ Allen Bain
-----------------------------------                     -----------------------
Signature                                   )           ALLEN  BAIN
Brendan Payne                               )
-----------------------------------         )
Witness  Name  -  Please  Print             )
2724 Fairview Crescent                      )
-----------------------------------         )
Address                                     )
Vancouver, B.C.     V6T 2B9                 )
-----------------------------------         )

                            EXHIBIT 3-10

Loan Agreement dated September 13, 1999 with Allen Bain

                             LOAN AGREEMENT

THIS AGREEMENT is made as of the 13th day of September, 1999.

BETWEEN: IMMUNE NETWORK RESEARCH LTD., a corporation amalgamated under the laws of British Columbia, having an office located at 3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2

            (the "Lender")

AND:         ALLEN BAIN, of 2039 MacDonald Street, Vancouver, British Columbia,
             V6K 3Y2

            (the "Borrower")

WHEREAS the Lender has agreed to lend the Borrower the sum of $55,000 on the terms and conditions of this Agreement,

THIS AGREEMENT WITNESSES that in consideration of the mutual covenants herein contained, the parties agree as follows:

1.     LOAN FACILITY

Subject to the terms of this Agreement, the Lender agrees to lend the Borrower the sum of $55,000 (the "Loan").

2.     INTEREST

The Borrower shall pay interest on the principal sum of the Loan outstanding from time to time, calculated and paid annually from the date the principal sum is advanced, at a rate equal to Revenue Canada's prescribed rate of interest in effect from time to time.

3.     COSTS

Each party shall be responsible for its own costs in respect of the Loan, this Agreement and all related transactions.

4.     REPAYMENT

The Loan and all accrued but unpaid interest thereon shall be repaid by the Borrower not later than the date which is 18 months from the date on which the principal sum of the Loan is advanced to the Borrower. The Lender and Borrower agree that repayment of the Loan will be offset against amounts owing by the Lender to the Borrower from time to time with respect to premises rented by the Lender from the Borrower.

5.     SECURITY

As security for payment of all the Borrower's indebtedness and liabilities under this Agreement, the Borrower shall execute and deliver to the Lender:

(a) a promissory note in the form attached hereto as Schedule "A" (the "Note"); and

(b) an agreement in the form attached hereto as Schedule AB" (the APledge Agreement") regarding the pledge and hypothecation of 4,335,555 escrow shares of the Lender (the AEscrow Shares") to be acquired by the Borrower.

6.     REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants to the Lender as follows:

(a) upon their execution, this Agreement, the Pledge Agreement and the Note will constitute a legal, valid and binding obligation of the Borrower enforceable against him in accordance with their terms;

(b) the Borrower is not in breach of or in default under any obligation in respect of borrowed money and the execution and delivery of this Agreement, the Pledge Agreement and the Note and the performance of their terms will not be, or result in, a violation or breach of, or default under, any law, agreement or instrument to which he is a party or may be bound; and

(c) no litigation or administrative proceedings before any court or governmental authority are presently pending, or have been threatened in writing, against or affecting the Borrower or any of his assets which could have a material adverse effect on his assets.

7.     REGULATORY APPROVAL

This Agreement is subject to its acceptance for filing by the Vancouver Stock Exchange.

8.     NOTICES

Notices, demands and other communications required or permitted to be given in writing hereunder must be given in writing and delivered by hand as follows:

if to the Borrower:          Allen Bain
                             2039 MacDonald Street
                             Vancouver, B.C.   V6K 3Y2
if to the Lender:          Immune Network Research Ltd.
                           3650 Wesbrook Mall
                           Vancouver, BC V6S 2L2

Either party may from time to time change its address for notice by notice to the other party given in the manner aforesaid, effective upon receipt. Any change of address under this section 8 will also be a change of address with respect to such address as it appears on any schedule or document ancillary hereto.

9.     SUCCESSORS AND ASSIGNS

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

10.     WAIVERS

No failure or delay on the Lender's part in exercising any power or right hereunder shall operate as a waiver thereof. The Lender's rights and remedies hereunder are cumulative and not exclusive of any rights or remedies provided by law. Time is to be of the essence.

11.     INVALIDITY

If at any time any one or more of the provisions hereof is or becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.

12.     GOVERNING LAWS

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

13.     AMENDMENT

This Agreement may be changed only in writing signed by both parties.

14.     SCHEDULES

Each of the schedules hereto shall be deemed fully a part of this Agreement.

15.     CURRENCY

All references herein to "dollars" or "$" are to Canadian dollars.

16.     INDEPENDENT LEGAL ADVICE

The Borrower acknowledges that Maitland & Company represents the Lender in this transaction and that Maitland & Company has recommended that he obtain independent legal advice before signing this Agreement.

17.     COUNTERPART EXECUTION AND DELIVERY BY FAX

This Agreement may be signed in counterparts, each of which so signed shall be deemed to be an original, and both of which together shall constitute one and the same instrument. This Agreement may be delivered by fax.



IN WITNESS WHEREOF the parties have executed this Agreement on the date first above written notwithstanding its actual date of execution.


IMMUNE NETWORK RESEARCH LTD.
By its authorized signatory:

/s/ROBERT GAYTON



SIGNED, SEALED and DELIVERED
by ALLEN BAIN
in the presence of:


Name                       )                /s/Allen Bain
                           )                -----------------
                           )                Allen Bain
Address                    )
                           )

                           SCHEDULE "A"
                          NON NEGOTIABLE

                         PROMISSORY NOTE

AMOUNT: $55,000                                        DUE: March ____, 2001


FOR VALUE RECEIVED the undersigned promises to pay to or to the order of IMMUNE NETWORK RESEARCH LTD. (the "Payee"), at 3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2, or at such other place as the Payee may direct in writing, the sum of $55,000 (the "Principal Sum") together with interest at a rate equal to Revenue Canada's prescribed rate of interest in effect from time to time, calculated and payable annually, both after and before maturity. The Principal Sum and all accrued and unpaid interest thereon shall be due and payable in
full on March       , 2001.
              ------

If the maker becomes insolvent or bankrupt or subject to the provisions of the Bankruptcy Act or other similar statutes, federal or provincial, or goes into liquidation either voluntarily or under an order of a court of competent jurisdiction, or makes a general assignment for the benefit of his creditors or otherwise acknowledge his insolvency, the whole Principal Sum and all interest accrued thereon remaining unpaid shall become due and payable forthwith without demand.

The undersigned waives presentment, demand, notice, protest and notice of dishonour and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this promissory note.

Provided that this promissory note is not in default, the maker shall have the right to prepay the Principal Sum and accrued interest thereon in whole or in part at any time without notice, penalty or bonus.

DATED at Vancouver, British Columbia the         day of September, 1999
                                        ---------

------------------------------   ---------------------------
Witness Signature                ALLEN BAIN

                                SCHEDULE "B"


THIS HYPOTHECATION AND PLEDGE AGREEMENT is made as of the 13th day of September, 1999.

BETWEEN: IMMUNE NETWORK RESEARCH LTD., a corporation amalgamated under the laws of the Province of British Columbia, having an office located at 3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2

            (the "Lender")

AND:         ALLEN BAIN, of 2039 MacDonald Street, Vancouver, British Columbia,
             V6K 3Y2

            (the "Borrower")

WHEREAS:

A. The Vancouver Stock Exchange (the "Exchange") has approved the transfer to the Borrower of 4,335,555 principal's escrow shares in the capital stock of the Lender (the "Escrow Shares");

B. The Lender has agreed to lend the sum of $55,000 to the Borrower, on the terms and conditions of an agreement (the "Loan Agreement") dated September 13, 1999 made between the Lender and the Borrower;

C. The Borrower has agreed to hypothecate and pledge the Escrow Shares as collateral security for payment of the Promissory Note,

THIS AGREEMENT WITNESSES that in consideration of the mutual covenants herein contained, the parties agree each with the other as follows:

1. The Borrower mortgages, pledges, hypothecates and charges the Escrow Shares to the Lender, effective immediately upon the Borrower's acquisition of the Escrow Shares, to be held by the Lender as collateral security for the payment by the Borrower of all amounts due and owing under the Loan Agreement.

2.     The Borrower covenants, agrees, represents and warrants that:

(a) he will promptly complete his acquisition of the Escrow Shares and thereupon will be the sole and beneficial owner of the Escrow Shares free and clear of any encumbrances, claims or options, and will have the full right, power and authority to pledge and create a security interest in and to the Escrow Shares;

(b) if required by the Lender, he will give written notice to the Lender's registrar and transfer agent giving them irrevocable instructions to deliver certificates representing the Escrow Shares to Maitland & Company, as the Escrow Shares are released from escrow;

(c) in the event of default by the Borrower (as defined in section 3 below), he will sign all required assignment agreements and instruments to the person(s) designated by the Lender;

(d) in the event of default, the Lender will be entitled to exercise all rights and powers and perform all acts of ownership with respect to the Escrow Shares, and without limitation, the Lender may sell all or any part of the Escrow Shares as a private sale, as fully and effectually as if the Lender was the absolute owner thereof;

(e) the Lender shall not be bound under any circumstances to realize upon any of the Escrow Shares or cause any Escrow Shares to be sold, and shall not be responsible for any loss occasioned by any sale or by the retention of or refusal to sell the Escrow Shares or any part thereof; nor shall the Lender be obligated to collect or see to the payment of interest or dividends thereon;

(f) the Lender's secretary is hereby appointed the attorney of the Borrower for the purposes of transferring all or any part of the Escrow Shares and the completion of all documents required to effect transfer(s) of the Escrow Shares;

(g) in the event of default, the Lender shall not be obligated to exhaust its recourse against the Borrower or any other party or against any other security it might hold before realizing on or otherwise dealing with the Escrow Shares; the Lender may realize upon the Escrow Shares in such manner as it considers desirable, and the Lender may deal with the Escrow Shares and the Borrower as it may see fit, without prejudice to the right of the Lender to hold, deal with and realize on the Escrow Shares in any manner which it considers desirable;

(h) the Lender need not give any notice in connection with, or collect or enforce any rights under this Agreement or the Loan Agreement;

(i) he will indemnify the Lender from and against all expenses, liabilities, claims and demands arising out of the holding of the Escrow Shares or anything lawfully done hereunder; and

(j) he will promptly execute, acknowledge and deliver all and every such further acts, deeds, or assurances as the Lender may reasonably require for the better charging, pledging or securing to the Lender of the Escrow Shares.

3.      For the purposes of this Agreement, an event of default shall include:

(a) a default by the Borrower in any payment of principal or interest under the Loan Agreement; or

(b) an assignment by the Borrower for the benefit of his creditors, or a declaration of bankruptcy against the Borrower, or the making of any order of execution against the property of the Borrower or any part thereof which remains unsatisfied for a period of 30 days or more.

4. Until an event of default occurs, the Borrower shall be entitled to receive and exercise all rights associated with the Escrow Shares, including the right to vote the same and receive dividends.

5. When the amounts due under the Loan Agreement have been paid in full, the Lender shall execute and deliver such instruments as may be necessary to cancel this Pledge and Hypothecation Agreement and shall advise its registrar and transfer agent that repayment has been made if the notice described under subsection 2(b) has been delivered.

6. This Pledge and Hypothecation Agreement is without prejudice to the right of the Lender at its option to enforce payment of the amounts due under the Loan Agreement, by suit or otherwise.

7. This Agreement shall bind and enure to the benefit of the heirs, executors, administrators, successors and assigns of the parties.

8. The Borrower acknowledges that Maitland & Company represents the Lender in this transaction and that Maitland & Company has recommended that he obtain independent legal advice before signing this Agreement.

9. This Agreement may be signed in counterparts, each of which so signed shall be deemed to be an original, and both of which together shall constitute one and the same instrument. This Agreement may be delivered by fax.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written notwithstanding its actual date of execution.

IMMUNE NETWORK RESEARCH LTD.
by its authorized signatory:


---------------------------

SIGNED, SEALED and DELIVERED     )
by ALLEN BAIN                    )
in the presence of:              )
                                 )
                                 )     -------------------------
Name                             )     ALLEN BAIN
                                 )
Address                          )

                           SIGNATURES



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         IMMUNE NETWORK RESEARCH LTD.

                                         By:     /s/ ALLEN BAIN

                                         --------------------------------------
                                         ALLEN BAIN, President, Chief Executive
                                         Officer & Director



Dated:     October 28, 1999
Vancouver, British Columbia
Canada